UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended February 1, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission File Number 001-37570

Everpure, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	27-1069557
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2555 Augustine Dr.
Santa Clara, California 95054
(Address of principal executive offices, including zip code)
(800) 379-7873
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	PSTG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (Exchange Act) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Small reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of August 3, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $17.0 billion based upon the closing price reported for such date by the New York Stock Exchange. Shares of the registrant's Class A common stock held by each executive officer, director and holder of 10% or more of the outstanding Class A common stock have been excluded from this calculation because such persons may be deemed affiliates. This determination of executive officer or affiliate status is not necessarily a conclusive determination for any other purpose.

As of March 18, 2026, the registrant had 330,460,930 shares of Class A common stock outstanding.

Documents Incorporated by Reference

Portions of the registrant's proxy statement for its 2026 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days of the registrant's fiscal year ended February 1, 2026.

Table of Contents

NOTE ABOUT FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding our future results of operations and financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as "anticipate," "believe," "continue," "could," "design," "estimate," "expect," "intend," "may," "plan," "potentially," "predict," "project," "should," "will" or the negative of these terms or other similar expressions.

Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to, statements regarding macroeconomic conditions, including, among other issues, inflation, interest rates, tariffs, currency fluctuations and a slowdown in demand, our ability to sustain or manage our profitability and growth, our expectations regarding demand for our products and subscription services, including Evergreen//One, trends in the external storage market, our ability to expand market share, our expectations that sales prices may fluctuate over time, our plans to expand and continue to invest internationally, our plans to continue investing in marketing, sales, support and research and development, our shift to subscription services, including as-a-Service offerings, our expectations regarding fluctuations in our revenue and operating results, including our ability to expand sales with our current hyperscale customer and achieve design wins with new hyperscale customers, the timing and magnitude of sales to hyperscale customers, our expectations that we may continue to experience losses despite revenue growth, our ability to successfully attract, motivate, and retain qualified personnel and maintain our culture, our expectations regarding our technological leadership and market opportunity, including our ability to meet hyperscalers' performance and price requirements, the anticipated benefits and timing of our pending acquisition of 1touch, our ability to innovate and introduce new or enhanced products, our expectations regarding technology and product strategy and technology differentiation, including ongoing development and customer adoption of new products and the Enterprise Data Cloud architecture (including Everpure Fusion™), our sustainability goals, our customer priorities around sustainability, and the environmental and energy saving benefits to our customers of using our products, our competitive position and the effects of competition and industry dynamics, including alternative offerings from incumbent, emerging and public cloud vendors, the potential disruptions to our contract manufacturers or supply chain, our ability to procure a sufficient supply of flash and other components used in our products, expectations about the impact of, and trends relating to, recent increases in component pricing and availability, our expectations concerning relationships with third parties, including our partners, customers, suppliers, and contract manufacturers, the adequacy of our intellectual property rights, expectations concerning potential legal proceedings and related costs, and the impact of adverse economic conditions on our business, operating results, cash flows and/or financial condition.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled "Risk Factors." These risks are not exhaustive. Other sections of this report include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

Investors should not rely upon forward-looking statements as predictions of future events. We cannot assure investors that the events and circumstances reflected in the forward-looking statements will be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report or to conform these statements to actual results or to changes in our expectations. Investors should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this report with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. Business.

OVERVIEW

Everpure, formerly known as Pure Storage, is a global technology company providing an integrated storage and data management platform. Data is foundational to our customers' business transformation and increasingly central to their operational resilience and competitive differentiation. As data volumes expand and artificial intelligence (AI) becomes more deeply embedded in customers' operations, the ability to store, manage, govern, and derive greater value from their data is becoming as important as the infrastructure used to store it.

We began as a provider of flash-based storage systems. Over time, we have evolved into a company that delivers a cloud experience with an intelligent, unified storage and data management platform (the Everpure Platform) that virtualizes data across on-premises, hybrid and public cloud, and edge environments into a single storage layer with consistent control, built-in automation and continuous modernization. We are executing a focused strategy to modernize and simplify data infrastructure for customers as AI adoption increases and power, space, and operational constraints intensify. Our vision of an all-flash data center integrates our foundation of simplicity and reliability with four major market trends that are impacting all organizations:

1) The shift towards modernizing data infrastructure with all-flash technology;
2) The growth of modern cloud-native applications;
3) Increasing demand for data storage delivered as a service; and
4) Increasing demand for data storage to support accelerating AI adoption while managing rising energy costs.

With the Everpure Platform, customers can build their own Enterprise Data Cloud (EDC), an architectural approach to storage and data management that allows organizations to centrally manage a virtualized cloud of data with unified control — spanning on-premises, hybrid, and public cloud environments — enabling intelligent, autonomous data management and consistent governance across the entire environment.

OUR STRATEGIC GROWTH PILLARS

Our six strategic growth pillars, driven by the above four market trends, are as follows:

1. ***Expand All-Flash into new use cases served by disk today***

We pioneered the use of solid-state, All-Flash technology in enterprise storage and have continued to expand our leadership position and technology differentiation across our tightly integrated software and hardware to support the broad range of enterprise storage needs and hyperscale use cases.

We have continued to drive industry disruption, innovation, and software leadership, currently with quad-level cell (QLC) flash. We continue to see a long-term growth opportunity as flash economics, coupled with the growth in unstructured data, delivers flash reliability and efficiency at prices comparable to traditional hard disk systems.

In fiscal 2026, shipments began on the industry-first Flash design win with a major hyperscaler. Last year, shipments exceeded our annual forecast and more shipments are anticipated in fiscal 2027, as our *Purity* software and integrated *DirectFlash* hardware technology are expected to continue freeing up significant amounts of data center power and space for this hyperscale customer and significantly reduce failure rates and maintenance costs associated with legacy disk storage, while doubling the expected lifetime of their storage infrastructure.

Our extended advantage stems from three technology differentiators:

- Direct-to-NAND Software Leadership
- Integrated Hardware–Software DirectFlash Modules
- Next-Generation Flash Management Capabilities

Because our highly sophisticated flash management software requires less NAND, we drive significant efficiency advantages over solid-state drives (SSDs) by eliminating over-provisioning, extending endurance, requiring far less common equipment, and reducing environmental impact.

In close collaboration with key QLC flash partners, we continue to advance the density roadmap for *DirectFlash.* In 2025, we released our 300 terabyte (TB) *DirectFlash* Module (DFM), delivering up to 18 times the capacity of standard hard drives and seven times the capacity of the largest SSDs. Our increasing density roadmap for *DirectFlash* continues to substantially expand our cost and power efficiency advantages when compared to both disk and SSDs.

2. ***Deliver hybrid cloud architecture and data services for modern applications***

We continue to extend our leadership position in delivering the cloud operating model and enabling cloud-native applications. We empower our customers to run and operate storage as-a-service, for both traditional and modern applications.

Our next-generation version of *Everpure Fusion* is transforming traditional legacy enterprise data storage architectures by virtualizing storage and data management into a unified, cloud-like experience. This will enable customers to store, manage, protect, and access their data seamlessly across on premises, cloud, and hosted environments. The result is fully automated workflows that consistently manage enterprise data.

Our *Portworx* software solution is the leader in the enterprise Kubernetes/container data space, providing customers with a secure solution for both their primary container storage needs, as well as their critical data workflows such as backup, disaster recovery, and migration. *Portworx*, along with *Everpure™ Cloud* services in both Azure and Amazon Web Services (AWS), allow us to help customers operationalize their hybrid-cloud environment by enabling them to run and deploy both traditional and cloud-native applications on-premise, in the cloud, and across multiple clouds with the same process and operations.

3. ***Grow our subscription services business and drive differentiation with as-a-Service and Cloud operating model***

We are a leader in the storage-as-a-service market and offer a comprehensive set of service level agreements (SLAs) that bring cloud operating model benefits to on-premises data storage. Our subscription offering, *Evergreen//One*, provides outcome-based SLAs across key areas, including capacity, performance, efficiency, availability, and durability. Our *Evergreen* architecture and *DirectFlash* technology enable these outcomes. We also provide advanced SLAs tailored to specific needs, including defined recovery time objectives through our Cyber Recovery and Resilience add-on. We deliver these capabilities through our technology architecture rather than structuring our offering as a financial, leasing, or professional services construct.

Certain competing offerings structure their solutions around consumption-based access to specific hardware appliances. While those models may offer usage-based pricing, they may not provide comparable outcome-based guarantees or non-disruptive upgrade paths. In those cases, customers subscribe to a financing model tied to equipment rather than to a hardware-independent storage service.

We believe *Evergreen//One* differentiates itself as a hardware-independent storage subscription centered on defined service outcomes. Customers subscribe to storage capabilities and service levels, not to a specific hardware configuration. We remain responsible for delivering contracted outcomes, including required hardware upgrades or expansions, and we design transitions to minimize disruption. This model aligns more closely with cloud and software-as-a-service (SaaS) principles.

We believe this distinction is important in a market where companies use subscription terminology broadly, but structure offerings differently. We continue to expand and strengthen our SLA portfolio and cloud-like service capabilities. Features such as Adaptive performance guarantees and Snapshot Retention aim to deliver defined operational outcomes that hardware-centric consumption models may not replicate, reinforcing the service-based nature of *Evergreen//One*.

4. Integrated Data Management as a Long-Term Growth Driver

AI and modern digital applications are driving significant growth in enterprise data and increasing its strategic importance. Today, data is distributed across data centers, public clouds, the edge, and SaaS applications making managing data increasingly complex. Many organizations still rely on separate systems for applications, databases, file storage, backup, analytics, and cloud services. Each system often uses different tools and policies. This fragmented approach requires manual coordination across teams. Security settings, access controls, and retention policies often vary between systems, increasing the risk of errors. As complexity rises, more personnel are relied upon instead of better systems. For many enterprises, operational complexity limits efficiency and growth.

Our EDC vision responds to this challenge. Instead of adding separate management tools on top of storage systems, the Everpure Platform integrates key data management functions directly into an intelligent control plane. Capabilities such as access control, replication, lifecycle management, policy enforcement, monitoring, and automation are coordinated through a centralized control framework across environments. This approach builds on our redesigned storage architecture. Through *Purity*, our unified operating system, and the integration of software with *DirectFlash* hardware, we have built a platform designed to operate continuously. Our *Evergreen* model helps reduce the need for large-scale system replacements, helping customers modernize while maintaining continuity. By unifying data management within a single platform, we aim to reduce fragmentation, improve operational efficiency, and reduce operational risk.

We believe the next phase of digital transformation will depend not only on how much data organizations create, but on how effectively they manage it. Through our EDC and the Everpure Platform, we seek to help enterprises simplify complex environments and manage data as a coordinated, scalable system.

5. Deliver Integrated Dataset Management Across Hybrid and Multi-Cloud Environments

As enterprises expand their use of AI, they increasingly recognize that many initiatives face challenges not because large language models (LLMs) lack capability, but because enterprise data is fragmented across systems, policies and environments. AI systems cannot automatically determine which internal data is authoritative, how it is governed, or where access boundaries apply. As a result, organizations must establish clear data controls, access permissions, and alignment with regulatory and security requirements. Without this enterprise context, even advanced models can produce deficient outputs. Effective enterprise AI therefore depends not only on model capability, but also on the infrastructure and data management framework supporting it.

AI systems depend on datasets that are accurate, documented, versioned, and traceable over time. In practice, however, many organizations continue to manage data across isolated systems — separate platforms for databases, file storage, backup, analytics, and AI — each with its own software and policies. This fragmentation often requires manual coordination across teams and tools. When data is siloed, policies and security controls vary by environment, governance depends on manual processes, and gaps in documentation and lifecycle management can reduce AI reliability, cause slow deployment, and increase operational and regulatory risk. These challenges intensify in hybrid and multi-cloud environments as data volumes grow and workloads move between systems. Teams may spend substantial time reconciling tools, aligning policies, and validating data consistency instead of delivering business outcomes, increasing their exposure to process errors and operational risk. For many enterprises, managing data effectively has become as critical as storing it.

We believe addressing this structural challenge requires a different approach to infrastructure design. The Everpure Platform, which underpins our EDC operating model, is architected to incorporate disciplined dataset management directly into core data infrastructure rather than relying on separate governance tools. In practical terms, this means that capabilities such as dataset documentation, provenance tracking, version control, policy-based lifecycle management, quality monitoring, and automation are embedded within the primary storage and orchestration layer. By integrating these capabilities into the foundation of the Everpure Platform, customers can manage datasets as governed, traceable assets across environments without fragmented manual processes, resulting in more reliable AI deployment, strengthened operational resilience, and improved audit readiness.

In February 2026, we entered into a definitive agreement to acquire 1touch, which provides data intelligence and governance tools. The acquisition of 1touch will extend our data management capabilities by adding data discovery and semantic context to the Everpure Platform. By integrating storage with 1touch's ability to discover, classify, contextualize, and enrich data across datasets and environments — from SaaS to the edge — we will ensure enterprise data is inherently AI-ready at the source. This will allow organizations to transform raw data into actionable insights more quickly. The 1touch transaction is subject to customary closing conditions and expected to close in the second quarter of fiscal 2027.

Over time, we believe this architecture will provide cumulative benefits. As enterprises consolidate mission-critical workloads onto our Everpure Platform, they can deploy AI more effectively, reduce data-related risk, improve operational efficiency, and expand the platform across additional workloads. In this way, our strategy extends beyond infrastructure performance to focus on establishing a trusted data management layer that reduces complexity and drives business outcomes.

6. ***Expand our AI portfolio into the most demanding specialty Graphics Processing Unit (GPU) clouds and High-Performance Computing (HPC) environments***

In March 2025, we introduced *FlashBlade//EXA* to expand our AI portfolio and address the performance requirements of specialty GPU cloud and HPC environments. *FlashBlade//EXA* is designed with a purpose-built, massively parallel architecture that independently scales data and metadata to support large-scale AI and compute-intensive workloads.

Our broader AI portfolio is designed to support innovation across a range of enterprise environments. *FlashBlade//S* delivers high performance and efficiency for enterprise AI and analytics workloads, while our *Purity* software and *DirectFlash* technology also support large-scale deployments, including hyperscale environments. Together, these offerings reflect our strategy to provide scalable, high-performance storage solutions optimized for AI-driven applications.

THE EVERPURE ARCHITECTURE

- **Enterprise Data Cloud (EDC) Vision**

Legacy data storage management has long been fragmented and siloed, manually managed by disparate teams and tools, leading to increased risk and cyber vulnerabilities, rising costs from inefficient utilization and data sprawl, and reduced reliability with more frequent business disruptions. We have reimagined enterprise storage by delivering unmatched simplicity, efficiency, and always-on reliability, with zero planned downtime or disruption.

With the Everpure Platform, customers can build their own EDC, a highly intelligent, autonomous, and policy-driven architecture that enables customers to unify data into a virtualized cloud of data spanning across on-premises, public and hybrid cloud, and the edge environments that is governed by an intelligent control plane for easy management and delivered as a service. The result is fully automated workflows that consistently manage enterprise data, eliminating silos and shifting organizations from managing infrastructure piece by piece to delivering outcomes that scale.

- **Everpure Platform**

Delivered as a service, the Everpure Platform provides a single, intelligent storage and data management solution to store, manage and run data across on-premises, public and hybrid cloud, and the edge environments with consistent control, built-in automation and continuous non-disruptive updates. By bringing data together, automating control, and reducing risk across the entire estate, from archive to AI, the Everpure Platform helps organizations reduce the complexity, increase reliability and cyber resiliency, and lower the costs of their data infrastructure. Our Everpure Platform differentiation is anchored in four core advantages: our unified Purity Operating Environment, our *DirectFlash* technology; our Evergreen technology and business model; and our Cloud Operating Model.

The following diagram depicts our Everpure Platform, built on our unique Evergreen Architecture, powered by *FlashArray*, *FlashBlade*, and *Everpure Cloud* service. Delivering a unified data plane through our *Purity* common operating environment across on-premises, public and hybrid cloud, and the edge, and a single intelligent control plane powered by *Everpure Fusion* and *Pure1*.


Delivered as a Service
Evergreen
Archive
Databases
File
Virtualization
AI/ML
Kubernetes
Enterprise Apps
Modern Apps
Supports All Workloads
Pure1
Fusion
Intelligent Automation
Real-time Observability
Predictive Analytics
Intelligent Control Plane
Purity
Block
File
Object
Unified Data Plane
FlashArray
FlashBlade
Everpure Cloud
Evergreen Architecture
Edge
On-prem
Public Cloud

Key benefits of our Everpure Platform include:

- **Simplified Infrastructure** - Our Everpure Platform reduces the complexity and risks of traditional data infrastructure as our Purity Operating Environment enables customers to unify the majority of their fragmented block, file and object storage workloads onto a single storage and management environment that is simple to deploy, run and manage. We use Purity Operating Environment across all of our storage solutions to deliver a consistent experience whether deployed in a cloud, on-premises or hybrid cloud environment. This single Everpure Platform environment makes accessing data easier and faster which is proving critical in an environment driven by AI.

- **Operating like a Cloud** - Powered by *Purity*, *Pure1* cloud management, *Evergreen* architecture and Everp*ure Fusion*, the Everpure Platform operates like a cloud, delivering on-demand, self-service storage and managed data services backed by SLA guarantees. Organizations can manage all of their data types and workloads, from the data center to the cloud with our single, consistent Everpure Platform, true data mobility, and flexible consumption models.

- **No Downtime** - Our Everpure Platform delivers all-flash storage for data spanning from Tier-0 workloads to cost-sensitive archives that is 10x more reliable than our all-flash competitors with our unique, vertically integrated hardware, controller and software. Our Everpure Platform increases reliability by ending unexpected and planned downtimes to keep an organization’s data available 24/7 year-round through proactively managed SLAs that provide a 99.9999% uptime guarantee with predictive integrated support.

- **Never Obsolete** - Our Everpure Platform provides scalable, on-demand storage through our *Evergreen* offerings that is never obsolete, continuously improving and without disruptive forklift upgrades. Through continual hardware and software upgrades that are delivered non-disruptively through our *Evergreen* program, our Everpure Platform includes the latest technology and features.

- **Cost Savings and Efficiency** - Our Everpure Platform reduces storage costs, energy and labor providing a range of *business* models, from self-managed to fully-managed, that enable organizations to choose how and when they access and interact with their data. With a fully-managed *Evergreen//One* or *Evergreen//Flex* subscription, organizations also enjoy the benefit of having their power and rack space costs be paid by us. Our flash-optimized systems generally require 5-10x less labor to operate, and use 2-5x less power and space compared to competitive all-flash storage configurations, resulting in at least 50% lower total cost of ownership. This reduction in power usage and space is proving critical in an environment driven by AI given the massive energy demands of AI.

- **Sustainability** - We continue to invest in and innovate for a low carbon global economy and are committed to the continued delivery of an enterprise-grade storage platform and innovative services that empower our customers to operate sustainably and efficiently. Our technology differentiators such as *DirectFlash*, provide significant environmental sustainability benefits by offering the most efficient and densest flash modules, leading to higher capacity storage with a smaller hardware footprint. This not only lowers the costs of our systems but also their environmental footprint.

Unified Data Plane

Purity

Our **Purity Operating Environment** was designed from the ground-up. Our *Purity* software is able to deliver (1) superior performance by optimizing how data is placed and accessed on Flash, (2) reliability through optimizing the use of Flash in our systems, (3) density via our designed-for-flash algorithms, data structures and data reduction capabilities, and (4) environmental sustainability efficiencies through our integrated hardware and software thereby enabling our systems to use the same amount of data storage with significantly less power, space and e-waste.

Our *Purity* software is shared across our flash-optimized systems and provides leading enterprise-class data services such as always-on data-reduction, data protection and encryption, as well as a wide range of storage protocols such as block, file and object.

The advantages unlocked by our *Purity* software are significantly amplified by our integrated *DirectFlash* hardware technology. With *DirectFlash*, we build Flash Modules designed to work directly with NAND Flash chips, highly integrated and optimized for our *Purity* software. This deep integration of hardware and software allows us to be a proven leader in all-flash performance, reliability and efficiency from mainstream triple-level cell (TLC) flash and capacity-oriented QLC flash that delivers unparalleled density.

While QLC can make flash more economical, it requires significantly more sophisticated management, optimization and tuning to use effectively. With *DirectFlash*, we deliver the performance and density benefits of QLC flash, without compromising on efficiency, reliability, or performance consistency. With *DirectFlash*, we are leading the industry, and accelerating the transition of disk to flash by replacing low-cost hybrid-flash and disk arrays.

Intelligent Control Plane

Pure1

Pure1, our cloud-based data storage management plane, brings the convenience of cloud storage to on-premises storage. With *Pure1,* customers can view and manage our storage arrays in a single pane of glass from any device with just a web browser or our mobile app. Service capabilities include AI-driven management and full-stack analytics, predictive intelligence that forecasts capacity and performance needs in advance, and a customer-centric support system of humans and AI that continuously monitor and proactively resolve array issues.

Everpure Fusion

Everpure Fusion brings the simplicity of the cloud operating model anywhere with on-demand consumption and back-end provisioning, delivering an autonomous storage-as-code management platform. *Everpure Fusion* enables storage administrators to unify storage arrays and optimize storage pools to build their own EDC. *Everpure Fusion* creates a highly intelligent and autonomous environment enabling data storage to be offered through customized storage service classes, providing storage consumers on-demand API-access to storage services, while automating previously complex tasks, such as storage provisioning, workload placement, workload mobility, and fleet rebalancing. *Everpure Fusion* also automates compliance policies for secure, consistent data handling, enhances cybersecurity, eliminates manual errors, and enables automated data set management, enforcing and tracking corporate rules and policies. The result is fully automated workflows that consistently manage enterprise data, removing the need to manage silos.

Evergreen Architecture

Our differentiated *Evergreen* architecture enables our hardware storage systems to stay modernized and not require wholesale replacement like traditional legacy storage systems. Our architecture includes several key technology elements that allow our arrays to be upgraded non-disruptively, which is a critical underpinning of delivering a full as-a-service experience:

- **Future-Proof Hardware** - We design and build each component (e.g. storage controllers, flash modules) of our hardware systems to be independently replaceable and upgradable, allowing our flash-optimized hardware to be more reliable and with longer service lifetimes.

- **Non-Disruptive Upgrades** - We have the ability to upgrade both hardware and software non-disruptively, resulting in continuous online improvement, without creating disruption or affecting running production systems.

- **Telemetry and *Pure1*** - Continuous telemetry collection coupled with AI-driven intelligent analytics supported by machine learning models allows us to deliver both predictive and proactive recommendations, targeted assessments, and workload planning based on knowledge accumulated across our entire fleet. *Pure1*, our AI-driven cloud-based management platform, allows us to target and focus the most relevant innovation and improvements to our customers.

PRODUCT PORTFOLIO AND CONSUMPTION MODELS

FlashArray provides solutions addressing database, application, virtual machine and other traditional workloads. *FlashArray* was the industry's first all-flash array and is driving the industry-wide transition from disk to Flash. *FlashArray* pioneered the approach of software designed from the ground-up for Flash and set the stage for industry leading simplicity, reliability, and rich data services. *FlashArray* has evolved through seven generations of controllers, a 100x increase in density, and a transition to all-NVMe flash-all delivered to customers non-disruptively through our *Evergreen* service.

- **FlashArray//ST** is designed to support ultra-high-performance applications such as in-memory databases, real-time applications, large online transaction processing databases, and electronic health records. *FlashArray//ST* is attractive in particular when a customer can derive quantifiable business value directly from performance. *FlashArray//ST* still maintains the critical capabilities of the Everpure Platform for block storage.

- **FlashArray//XL** sets a new bar of higher performance, scale and capacity for the most demanding workloads and mission critical data-based applications. We introduced the new performance density flagship *FlashArray//XL* 190, delivering to our customers 930% more IOPS per rack unit, 310% more IOPS per watt, 460% more TB per rack unit, compared to competitive solutions in the same class.

- **FlashArray//X** delivers next-gen performance for mission critical workloads. Through unified object block and file storage designed to be powerful and simple to use, *FlashArray//X* supports everything from Tier 1 databases to large-scale virtualized and cloud-native applications, with a non-disruptive upgrade path. Based on TLC flash, our latest R5 edition delivers up to 30% higher performance and up to a 40% capacity increase to support greater workload consolidation.

- **FlashArray//C** delivers the benefits of NVMe flash, performance and consolidation to simplify Tier-2 application and storage estates. *FlashArray//C* extends the core technology of FlashArray and *DirectFlash* technology to incorporate QLC flash to modernize and replace hybrid-flash and Tier-2 disk arrays. The benefits of QLC delivered by *FlashArray//C* are only achievable through our *DirectFlash* integrated hardware and software approach, and places us in a unique and differentiated position to accelerate the transition from disk to flash. In fiscal 2026, we introduced the new *FlashArray//RC20*, which offers enterprise-class performance, reliability, and agility at capacities and prices that are more accessible for edge use cases and smaller deployments. It brings all the power and capability of the Everpure Platform and the *FlashArray//C* family to a model that's specifically sized and priced to support lower-capacity deployments.

- **FlashArray//E** extends the *Everpure //E* Family, to deliver the simplicity and efficiency of flash for all file and block data repositories for up to four petabytes (PB) of data, from content libraries to backup sets to active archives. *FlashArray//E* enables customers to benefit from an 80% reduction in power and space, 60% lower operational costs, and 85% less e-waste compared to disk.

Our *FlashArrays* support multiple storage protocol options:

- **FlashArray File Services** delivers enterprise level multi-protocol file storage on *FlashArray*. As part of an unified approach to block and file data management, File Services reduces operational overhead by giving storage administrators policy driven automated management at the director, share, or virtual machine (VM) level. File Services delivers simplicity of management to a broad set of scale-up file data workloads including user data and department shares, content repositories such as Picture Archiving and Communication System (PACS) and video data, file-based applications, and now Network File System (NFS) datashares for virtual infrastructure.

- **FlashArray Object** creates a new opportunity by adding enterprise-grade object storage to the best unified platform *FlashArray*, unifying block, file, and object under one umbrella. *FlashArray* extends Object to smaller edge and mid-tier core environments, unlocking new use cases while closing competitive gaps in environments that demand a single system. *FlashArray Object* also provides an easy trusted on-ramp for small applications in existing environments. Customers can consolidate workloads while extending Everpure's hallmark simplicity, efficiency, and reliability to their object storage workloads.

FlashBlade provides solutions for managing and processing unstructured data workloads of all types - from the most demanding modern "big data" applications such as real-time log analytics and commercial HPC to data protection and recovery. Further, *FlashBlade* can manage and process the massive amounts of data created for large scale AI training environments as well as support AI-connected applications. *FlashBlade* was the industry's first all-flash array optimized for modern unstructured file and object applications, and enables performance at multi-Petabyte scale. *FlashBlade* is a scale-out system built on *Purity* and *DirectFlash* Modules, combining integrated software-defined networking that delivers revolutionary performance and simplicity. *FlashBlade's* scale, simplicity, and multiple protocols allows customers to consolidate a diverse set of modern workloads while benefiting from cost-effective all-flash performance.

- **FlashBlade//S** Unlike commodity, SSD-based or retrofitted, spinning disk solutions, *FlashBlade//S* uses all-flash hardware and software innovation, built using all-QLC architecture and *DirectFlash* modules. *FlashBlade//S* R2 delivers unmatched density and capacity with up to 25% better performance across AI, HPC, EDA, genomics, and analytics workloads compared to competing systems. With Zero Move Tiering (ZMT), it eliminates legacy tiering challenges, simplifies data management, and reduces TCO.

- **FlashBlade//E** (part of our Everpure *//E* Family) is a scale-out unstructured data repository for four PB or more of data that makes the management of unstructured data growth more efficient, reliable, and sustainable with an user experience and economics that enable organizations to eliminate the last remnants of disk in their data center. *FlashBlade//E* provides the benefits of all-flash at an acquisition cost that is comparable to disk-based alternatives with lower operational costs, including up to five times less power consumption.

- **_FlashBlade//EXA_**, is a high performing data storage solution purpose-built to handle the most demanding requirements of large scale, GPU-intensive AI and HPC workloads. _FlashBlade//EXA's_ highly configurable and disaggregated architecture maximizes AI pipeline efficiency and minimizes delays during AI model training and inference workflows by delivering multi-dimensional performance at scale with cost-efficient, off-the-shelf data nodes and reduces complexity by eliminating metadata bottlenecks. _FlashBlade//EXA_ is projected to deliver more than 10+TBs per second read performance and >20x more files in a single namespace.

Everpure Cloud services deliver an enterprise-grade, virtual block storage array that provides customers the flexibility to operate a hybrid cloud model with seamless data mobility across on-premises and public cloud environments. _Everpure Cloud_ services are software-delivered, require no dedicated hardware running in the public cloud or internet colocation data centers, and are designed to be multi-cloud, supporting Amazon Web Services (AWS) and Microsoft Azure. _Everpure Cloud_ leverages the same _Purity_ software that powers _FlashArray_ in on-premise environments, enabling customers to easily implement hybrid cloud workflows.

- **_Everpure Cloud for Azure VMware Solution (AVS)_** - _Everpure Cloud for AVS_ running in Azure delivers the same cloud-like experience as public clouds built on VMware for storage by extending the data services and user experience of the _Purity_ operating environment to AVS, simplifying cloud data mobility and help organizations optimize their AVS data storage costs.

Evergreen//One delivers a complete cloud operating model, allowing customers to consume storage-as-a-service, based entirely on guaranteed SLAs, enabling them to store their data whenever and wherever they want with guaranteed reliability and performance. _Evergreen//One_ unifies on-premises and public-cloud data storage services in a single storage subscription service that delivers a true hybrid cloud experience. We ship to the customer whatever infrastructure is needed to deliver on the outcomes we guarantee, and we pay customers for the power and rack space that our infrastructure takes in their data center. With _Evergreen//One_, customers have flexibility to choose performance and capacity needs as well as where they consume and pay for their storage needs.

Evergreen//Flex is a fleet-level _Evergreen_ architecture that offers users the advantage of data storage hardware ownership with a lower upfront cost and a flexible pay-as-you-go subscription. _Evergreen//Flex_ provides the flexibility and adaptability to move performance and stranded capacity to where data and applications need it most, with the security and control that comes from ownership of the solution.

Portworx by Everpure is the market leader in cloud-native Kubernetes data management. As enterprises increasingly adopt cloud-native architectures and modern applications and AI/ML, _Portworx Enterprise_ is the only data management platform that is able to provide robust enterprise-grade container storage, coupled with data-protection workflows such as Kubernetes backup (PX-Backup), disaster recovery (PX-DR) and portability between on-premise, hybrid cloud and multi-cloud environments. _Portworx_ also offers PX CSI, a Kubernetes-native CSI driver for _FlashArray_ and _FlashBlade,_ enabling storage teams to build and operate in-house automation while delivering optimized provisioning, lifecycle management, and performance for containerized workloads in minutes.

Our Customers

Our global customer base is over 14,500 at the end of fiscal 2026. Both large enterprises and smaller organizations with limited IT expertise or budgets benefit from using our technology. We have deployed our products and subscription services to customers across multiple industry verticals and geographies. We define a customer as an entity that purchases our products and services either from one of our channel partners or from us directly.

Our enterprise business model supports the largest global organizations, including hyperscalers and managed service providers (MSPs). Today, we are in approximately 64% of Fortune 500 companies, and the loyalty of our customers is reflected in our market-leading, certified customer Net Promoter Score (NPS) of 84 as of December 31, 2025.

Sales and Marketing

Sales. We sell our products and subscription services using a direct sales force and our channel partners. Our sales organization is supported by sales engineers with deep technical expertise and responsibility for pre-sales technical support, solutions engineering and technical training. Our channel partners sell and market our products and subscription services in partnership with our direct sales force. This joint sales approach provides us with the benefit of direct relationships with our customers and expands our reach through the relationships of our channel partners. In certain geographies, we sell through a two-tier distribution model. We also sell to service providers that deploy our products and offer cloud-based storage services to their customers. We intend to continue to invest in our channel partners.

Technology Alliances. We work closely with technology partners that help us deliver an ecosystem of world-class solutions to our customers and ensure the efficient deployment and support of their environments. Our technology partners include application partners such as VMware, RedHat, Nutanix, Microsoft, Oracle and SAP, cloud partners such as Microsoft Azure, AWS, Google, and IBM, data protection partners such as Commvault, Rubrik and Veeam, and infrastructure partners such as Cisco and NVIDIA. In addition, we work closely with our technology partners through co-marketing and lead-generation activities in an effort to broaden our marketing reach and help us win new customers and retain existing ones.

Marketing. Our marketing is focused on building our brand reputation and market awareness, communicating our Everpure Platform advantages and demand generation for our sales force and channel partners. Our marketing effort consists primarily of product, field, channel, solutions, digital marketing and public relations.

Research and Development

Our research and development efforts are focused on innovation, building new features and functionality for our existing products and subscription services, developing software, and building new solutions. Our Everpure Platform integrates both software and hardware innovations, and accordingly, our research and development teams employ both software and hardware engineers in the design, development, testing, certification and support of our products. Our research and development teams are primarily based in Santa Clara, California, Prague, Czech Republic, Bangalore, India, Bellevue, Washington, and Vancouver, Canada. We also design, test and certify our products to ensure interoperability with a variety of third-party software, servers, operating systems and network components. We plan to continue investing globally in significant resources for our ongoing research and development efforts.

Manufacturing

Our contract manufacturers manufacture, assemble, test and package our products in accordance with our specifications. We provide our contract manufacturers with a rolling forecast for anticipated orders, which our contract manufacturers use to build finished products. The products mix and volumes are adjusted based on anticipated demand and actual sales and shipments in prior periods. We work closely with our contract manufacturers to meet our product delivery requirements and to manage the manufacturing process and quality control. We also utilize a range of training and assessment tools from the Responsible Business Alliance to support continuous improvement in the social, environmental and ethical responsibility of our supply chain.

Seasonality

We generally experience seasonality as sales of our products and subscription services are usually lower during the first quarter of our fiscal year and highest during the last quarter of our fiscal year. As a result, we expect that our business and results of operations will fluctuate from quarter to quarter.

Competition

We operate in the intensely competitive data storage market that is characterized by constant change. Changes in the application requirements, data center infrastructure trends and the broader technology landscape result in evolving customer requirements for capacity, performance scalability and enterprise features of storage systems. Our main competitors include legacy vendors, such as Dell EMC, NetApp, Hitachi Vantara, HP Enterprise, and IBM, each of which offer a broad range of systems targeting various use cases and end markets and have the technical and financial resources to bring competitive products to market.

In addition, we compete against cloud providers and vendors of hyperconverged products. Some large-scale cloud providers, known for developing storage systems internally, offer alternatives to our data storage solutions for a variety of customer workloads. Our market attracts new startups and more highly specialized vendors, as well as other vendors that may continue to acquire or bundle products that compete with our offerings. All of our competitors utilize a broad range of competitive strategies.

We believe the principal competitive factors in the storage market are as follows:

- Product and service innovation, features and enhancements, including ease of use, performance, reliability, scalability, and security;

- Product and service pricing and total cost of ownership;

- Product interoperability with customer networks and backup software;

- Product designs that help customers reduce their carbon footprint and contribute to meeting their environmental sustainability and savings goals;

- Global sales and distribution capability, including an ability to build and maintain incumbent customer relationships;

- Ability to take advantage of improvements in industry standard components; and

- Customer support and service.

We believe we compete favorably with our competitors on these factors as we continue to take market share. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution and larger and more mature intellectual property portfolios.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of intellectual property rights, including patents, trademarks, copyrights, trade secret laws, license agreements, confidentiality procedures, employee disclosure and invention assignment agreements and other contractual rights.

We have over 3,000 issued patents and patent applications in the United States and foreign countries. We also license technology from third parties when we believe it will facilitate our product offerings or business.

Human Capital Resources

Our People and Organization

We are committed to demonstrating our core values — customer-first, persistence, creativity, teamwork, and ownership — and we believe that the interplay of strategy, organization, talent, and culture enables us to achieve outstanding results for all of our stakeholders.

We employ approximately 6,400 employees globally - approximately 3,700 in the U.S. and over 2,700 internationally at the end of fiscal 2026. Our workforce is distributed across over 30 countries and we continue to expand our location strategy to ensure we can obtain the right skills and have a global mindset with diversity of thinking. Our business growth presents us with the opportunity to attract talent and provide competitive employee value propositions in terms of work environment, pay, benefits, professional development and career growth opportunities that help meet the varying needs of our workforce.

Our human capital strategy is developed by our executive committee and led by our Chief Administrative and Legal Officer (CALO). The CALO delivers human capital reports to our Board of Directors and compensation and talent committee on a quarterly basis.

Attracting, Developing and Retaining Talent

In fiscal 2026, to advance our innovation, customer experience, and expanded sales coverage, we increased headcount by approximately 8%.

To foster our employees' and our success, we seek to create an environment where people can thrive and do their best work. We strive to maximize our employees' potential by creating a respectful, inclusive work environment with training and development programs that enable our global employees to create products and services that furthers their career goals and align with our company's purpose. We also have global performance management and internal mobility programs to enable employee development, growth and performance.

Our Commitment to a Strong and Inclusive Team

At Everpure, we support fair and equitable hiring and promotion practices and greatly value a broad range of thought, experiences, backgrounds, cultures, and ideas. A close-knit team culture is core to our success and fuels the industry-leading innovation and customer experience that sets us apart.

We believe that fostering an inclusive work environment strengthens collaboration, drives better decision-making, and enhances business outcomes. Our efforts focus on:

- *Leadership Accountability* – We assess and recognize leadership behaviors that contribute to a workplace where all employees can do their best work. This includes fostering inclusion and psychological safety, modeling a growth mindset, and empowering team members through trust, clarity, and high-impact opportunities.

- *Employee Networks and Community* – Our Employee Resource Groups (ERGs) help foster connections, professional growth, and a sense of belonging, reinforcing our culture of inclusivity and teamwork.

- *Fair and Consistent Talent Practices* – We apply structured, data-driven approaches to ensure fairness and objectivity in hiring, compensation, performance reviews, and promotions. We conduct regular pay equity reviews and track career progression to support transparent and consistent advancement opportunities.

We provide regular updates on our workforce initiatives and progress to our Board of Directors as part of our broader commitment to building and sustaining a strong, inclusive culture.

Total Rewards

We provide competitive and fair compensation and inclusive benefit offerings. We regularly benchmark our programs against the market to ensure we are delivering salaries, variable pay and equity awards that attract and retain great talent. In addition, we offer comprehensive and tailored health and welfare benefits that ensure employees and their families are supported so they can remain focused on delivering results for Everpure. Our total rewards efforts include:

- *A holistic benefits package*. Our diverse offering of benefit programs support employees and their families with their unique life situations — from starting a family to raising children, from caring for aging loved ones to taking care of themselves. Employees can take time away during some of life's most demanding moments through our global family leave policy and our flexible time off policy. Employees are also supported with dedicated programs to help guide them through some of the more challenging moments like having a baby, relationship challenges, mental health needs, and neurodivergent support.

- *Driving impact through compensation*. Managers differentiate incentives based on delivered outcomes, business impact and how our employees model our values. We empower leaders to make thoughtful, fair decisions, and we equip employees with the resources to understand how our compensation philosophy works in practice.

Our Culture as a Competitive Advantage

Our customer-first culture and commitment to innovation create a thriving company that customers, partners, employees and investors love. Employee listening tools and data sources indicate that our high employee engagement is a key enabler of the positive customer experience and strong net promoter scores. Our employee voice survey is implemented and assessed through a third party vendor. It focuses on measuring employee engagement, organizational health, team and manager effectiveness, sense of community and belonging, career growth, and overall wellbeing.

A key tenant of our culture is our commitment to integrity, respect and a safe work environment which is supported by our Code of Conduct, Speak Up Policy, and annual Everpure Ethics and Compliance Pulse survey. We continually remind our employees that they are empowered to report concerns without fear of retaliation through our anonymous speak-up hotline and web portal or through their management chain, HR business partner, or Legal team.

Sustainable Impact

We are committed to advancing our responsible business practices, ensuring business operations and supply chain resilience and having a positive impact on the environment and society. Our Board of Directors receives an annual update on our environmental and social policies, programs and progress towards our commitments.

Our governance model is structured to ensure the appropriate amount of oversight, assessment, and management of sustainability risks and opportunities across our organization and supply chain. Our Audit Committee oversees our sustainability efforts and receives quarterly updates.

In fiscal 2026, we launched *FlashBlade//EXA* and *FlashArray//RC20*. *FlashBlade//EXA* is a high-performance scale-out storage platform designed to support AI and high-performance computing workloads, enabling customers to efficiently train and deploy models while reducing infrastructure footprint, energy consumption, and related carbon emissions. *FlashArray//RC20* is an enterprise storage platform incorporating circular design principles, including the use of requalified components and Evergreen upgradeability, intended to lower manufacturing emissions, extend product lifecycles, and reduce electronic waste for cost-conscious customers. Our International Organization for Standardization (ISO) 14044 compliant Life Cycle Analyses (LCA) are conducted across our Everpure Platform and are used to identify opportunities to reduce the environmental impact of our solutions.

We continue to obtain third party verification of our greenhouse gas emissions (GHG) and make progress on our near-term science based targets through initiatives such as expanding procurement of renewable electricity for our Santa Clara headquarters campus as well as our Prague, Bangalore, Bellevue, and Lehi campuses.

For more information about our sustainability priorities, alignment to Sustainability Accounting Standards Board, Global Reporting Initiative, United Nations Sustainable Development Goals, and the Task Force on Climate-related Financial Disclosures framework, please see our fiscal 2025 Impact report at www.everpuredata.com/company/sustainability. The contents of our sustainability website are not incorporated by reference into this Annual Report on Form 10-K or any other report or document we file with the SEC, and any reference to our sustainability website is intended to be an inactive textual reference only.

Available Information

Our website address is www.everpuredata.com. Information contained on or accessible through our website is not a part of this report and the inclusion of our website address in this report is an inactive textual reference only.

We make available, free of charge through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to Sections 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after they have been electronically filed with, or furnished to, the SEC. In addition, the SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Trademark Notice

Everpure, the Everpure *"P"* logo and other trade names, trademarks or service marks of Everpure appearing in this report are the property of Everpure. Trade names, trademarks and service marks of other companies appearing in this report are the property of their respective holders.

Item 1A. Risk Factors.

Investing in our Class A common stock, which we refer to as our "common stock", involves a high degree of risk. Investors should carefully consider the risks and uncertainties described below, together with all of the other information contained in this report, including our consolidated financial statements and the related notes appearing in this annual report, before deciding to invest in our common stock. If any of the following risks actually occur, it could harm our business, prospects, operating results and financial condition. In such event, the trading price of our common stock could decline and investors might lose all or part of their investment.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, many of which are beyond our control. Some of the principal risks associated with our business include the following:

- Our business, operating results, and cash flows may be adversely impacted by uncertain macroeconomic conditions, and the uncertain geopolitical environment.

- If we do not manage the supply of our products and their components efficiently, or if our suppliers fail to perform their contractual obligations to us or are otherwise unable to allocate a sufficient volume of components to us, our ability to deliver products could be adversely affected and result in delayed or reduced revenue, reduced product margins or lost sales opportunities altogether.

- We rely on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of our supply arrangements could delay shipments of our products and could harm our relationships with current and prospective customers.

- Adverse changes to tariffs, trade agreements, and trade policies may have a negative effect on our business and results of operations.

- Our sales cycles can be long, unpredictable and expensive, particularly during a global economic slowdown, making it difficult for us to predict future sales.

- We are devoting significant resources toward developing flash storage solutions for hyperscalers, but there can be no assurance that our efforts will lead to meaningful revenue, operating margin, or cash flow, or additional hyperscaler design wins.

- We face intense competition from established companies and others.

- If we fail to develop and introduce new or enhanced storage offerings successfully, our ability to attract and retain customers could be harmed.

- If we fail to execute our transition to subscription offerings successfully, our revenues and results of operation may be harmed.

- Sales of our subscription and consumption offerings as a percentage of our total sales are difficult to predict, and we expect they will fluctuate over time, which will impact our product and total revenue growth.

- If our security measures are compromised, or the security, confidentiality, integrity or availability of our information technology or data is compromised, our business could experience a material adverse impact.

- Our gross margins are impacted by a variety of factors and vary from period to period, making them difficult to predict with certainty.

- Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

- The sales prices of our products and services may fluctuate or decline, which may reduce our gross profits, revenue growth, and adversely impact our financial results.

Risks Related to Our Business and Industry

Our business, operating results, and cash flows may be adversely impacted by uncertain macroeconomic conditions, and the uncertain geopolitical environment.

Our operations and performance depend in part on worldwide economic conditions and the economic health of our current and prospective customers. Recent macroeconomic and geopolitical events, including tariffs, inflation, elevated interest rates, geopolitical tensions, and political and fiscal challenges in the United States and abroad, have, and may continue to have, an adverse effect on the budgets, confidence and demand of our customers, particularly in the United States where we derive the majority of our revenue. These pressures create a great deal of uncertainty and affect our customer demand, margins, costs and operations. Macroeconomic conditions can and do further exacerbate other risks discussed in this "Risk Factors" section, such as risks related to our sales and marketing efforts. If we are unable to successfully manage the effects of these pressures, our business, operating results, cash flows and financial condition may be adversely affected.

If we do not manage the supply of our products and their components efficiently, or if our suppliers fail to perform their contractual obligations to us or are otherwise unable to allocate a sufficient volume of components to us, our ability to deliver products could be adversely affected and result in delayed or reduced revenue, reduced product margins or lost sales opportunities altogether.

Managing the supply of our products and underlying components is complex and has become increasingly difficult, in part, due to component quality, component scarcity, increased global demand, and inflationary pressure. Our supply chain has been, and may continue to be adversely impacted by component cost increases in our supply chain. In response to these cost increases, we raised our prices during the first quarter of fiscal year 2027, which may result in reduced sales or the loss of customers, and adversely impact our business and results of operations. We enter into agreements with our suppliers to provide components at specified prices, volume, and timing. Our suppliers have in the past, and may in the future, seek to renegotiate terms of our supply agreements. Furthermore, in the current environment of increased global demand and component scarcity, suppliers may lack the capacity to allocate the necessary volume of components to meet our manufacturing requirements. If our suppliers fail to perform their obligations or if they are unable or refuse to provide components to us at the specified prices, volumes, or at the times that we have agreed upon, or if they are simply unable to allocate the volume of components that we need, we may be unable to secure alternate supply on commercially reasonable terms or within our required timeframes. As a result, we could face component shortages, higher component costs, manufacturing disruptions, longer customer lead times and delays in shipping our products, or lost sales opportunities altogether. Such a disruption could cause us to miss revenue opportunities, damage our relationships with customers and partners, and negatively impact our reputation. A significant or sustained supply chain failure of this nature could adversely affect our business, financial condition, product margins, results of operations, and prospects.

In addition, to scale our supply chain, we must manage our supply and inventory effectively, including ensuring a sufficient supply of flash to support our hyperscaler customer. If our hyperscale customer reduces its demand for our flash storage solutions, we may be obligated to fulfill component purchase commitments. If we are unable to effectively manage our supply and inventory, including the supply of flash necessary to fulfill potential hyperscaler demand, our results of operations could be adversely affected.

Our third-party contract manufacturers procure components and build our products based on our forecasts, and we generally do not hold inventory for a prolonged period of time. Our forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and analyses from our sales and marketing organizations, adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate component supply, we may issue orders for components and products that are non-cancelable and non-returnable. Our inventory management systems and related supply chain visibility tools may be inadequate to enable us to make accurate forecasts and effectively manage the supply of our products and components. If we have excess supply, we may reduce our prices and write down or write off excess or obsolete inventory, which in turn could result in lower gross margins. Alternatively, insufficient supply levels may lead to shortages that exacerbate other risk factors and result in delayed revenue, reduced product margins or lost sales opportunities altogether.

We rely on a limited number of suppliers, and in some cases single-source suppliers, and any disruption or termination of our supply arrangements could delay shipments of our products and could harm our relationships with current and prospective customers.

We rely on a limited number of suppliers and, in some cases, on single-source suppliers, for several key components of our products, and we have not generally entered into agreements for the long-term purchase of these components. If we are unable to obtain components from our existing suppliers, we may need to obtain these components through secondary sources or markets. Our reliance on a limited number of suppliers and the lack of any guaranteed sources of supply exposes us to several risks, including:

- the inability to obtain, or delay in obtaining, an adequate supply of key components, including flash;

- price volatility for the components of our products;

- failure of a supplier to meet our quality or production requirements;

- failure of a supplier of key components to remain in business or adjust to market conditions; and

- consolidation among suppliers, resulting in some suppliers exiting the industry, discontinuing the manufacture of components or increasing the price of components.

Further, we source some of our product components from suppliers outside the United States, including from China, which subjects us to additional logistical risks and risks associated with complying with local rules and regulations in foreign countries. Significant changes to existing international trade agreements could result in import delays or the imposition of increased tariffs on our sourcing partners, which could lead to sourcing or logistics disruptions to our business. For example, there have been, and may continue to be, significant changes to U.S. trade policies, legislation, treaties and tariffs, including announcements of import tariffs and export restrictions. As new legislation and/or regulations are implemented, existing trade agreements are renegotiated or terminated, and trade restrictions and tariffs are imposed on foreign-sourced or U.S. goods, it may be inefficient and expensive for us to alter our business operations in order to adapt to or comply with such changes. Such operational changes could have a material adverse effect on our business, financial condition, results of operations or cash flows.

As a result of these risks, we cannot assure investors that we will be able to obtain a sufficient supply of key product components in the future or that the cost of these components will not increase. If our component supply is disrupted or delayed, or if we need to replace our suppliers, there can be no assurance that additional components will be available when required or that components will be available on favorable terms, which could extend our manufacturing lead times, increase the costs of our components and harm our business, operating results and financial condition. We may not be able to continue to procure components at reasonable prices, which may impact our business negatively or require us to enter into longer-term contracts to obtain components. Even if we enter into such long-term contracts, our suppliers may fail to perform their contractual obligations or may otherwise be unable to supply components in the quantities or at the prices agreed upon. Any of the foregoing disruptions could exacerbate other risk factors, increase our costs and decrease our gross margins, harming our business, operating results and financial condition.

Adverse changes to tariffs, trade agreements, and trade policies may have a negative effect on our business and results of operations.

We rely on contract manufacturers and component vendors, some of which are located outside the United States. The importation of our products and the underlying components may be affected by changes in applicable tariffs, trade agreements, and trade policies, and expose us to risks associated with doing business globally. The United States and other countries in our supply chain or in which we have sales have imposed, and may impose additional, tariffs, duties, quotas, or other restrictions or regulations, or may adversely adjust prevailing tariff levels, quotas, duties, or other restrictions or regulations. Countries impose, modify and remove tariffs and other trade restrictions in response to a variety of factors, including economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Additionally, changes in U.S. policy have and may continue to lead to significant changes in tariffs for imported goods. The imposition of tariffs on our products or their underlying components may require us to raise our prices, which may result in the loss of customers and harm our business and results of operations, or we may choose to pay for these tariffs without raising prices which may negatively impact our results of operations and profitability.

Our sales cycles can be long, unpredictable and expensive, making it difficult for us to predict future sales.

Our sales efforts involve educating our customers about the use and benefits across our data storage platform (Everpure Platform) and often involve an evaluation process that can result in a lengthy sales cycle, particularly for larger customers and hyperscalers. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce any sales. In addition, purchases are frequently subject to our customers' budget constraints, multiple approvals and unplanned administrative and other delays. These factors can lead to unpredictable and extended closing times of sales to our customers. Some of our customers make large concentrated purchases to complete or upgrade specific data storage deployments. A substantial portion of our quarterly sales typically occurs during the last several weeks of the quarter, which we believe largely reflects customer buying patterns of products similar to ours and other technology products generally. As a result, our revenue and operating results have and may continue to fluctuate from quarter to quarter.

Since revenue from a product sale is not recognized until performance obligations are satisfied, a substantial portion of our sales late in a quarter may negatively impact the recognition of the associated revenue. Furthermore, our products come with a 30-day money back guarantee, allowing a customer to return a product within 30 days of receipt if the customer is not satisfied with its purchase for any reason. These factors, among others, make it difficult for us to predict when customers will purchase our products, which may adversely affect our operating results and cause our operating results to fluctuate. In addition, if sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, our operating results may suffer.

Our business may be harmed by trends in the overall data storage market.

Despite ongoing data growth, the data storage market in which we compete has not experienced substantial growth in the past few years due to a combination of technology transitions, increased storage efficiency, competitive pricing dynamics and changing economic and business environments. Some customers are shifting spending toward the public cloud and software as a service, as well as other storage deployment models. The impact of these trends on future growth of the overall data storage market is uncertain. If we fail to accurately predict trends, successfully update our product offerings or adapt our sales programs to meet changing customer demands and priorities, our business, operating results and financial condition could be harmed. Reductions in the overall data storage market or the specific markets in which we compete would harm our business and operating results.

We are devoting significant resources toward developing flash storage solutions for hyperscalers, but there can be no assurance that our efforts will lead to meaningful revenue, operating margin or cash flow, or additional hyperscaler design wins.

We are devoting significant resources toward expanding our sales to our existing hyperscale customer and to additional hyperscale customers. Achieving a hyperscaler design win requires us to dedicate significant resources and investment in pursuit of a single customer opportunity without any guarantee of revenue. Additionally, we may be obligated to fulfill NAND flash purchase commitments if our hyperscale customer reduces its demand for our flash storage solutions. While we believe the opportunity to sell our solutions to our existing hyperscale customer and additional hyperscalers is significant, and that sales to hyperscalers may in the future account for a significant portion of our revenue, there can be no assurance that our efforts will lead to meaningful revenue, operating margin or cash flow, or additional hyperscaler design wins. Further, even if we do secure additional hyperscaler design wins, a design win does not guarantee sales. Our existing, and potential future, hyperscale customers could choose to delay or cancel purchasing or licensing our technology and services. It is therefore difficult to predict the volume and timing of sales, if any, that will follow from any design win that we secure. Moreover, if our existing hyperscale customer were to delay, reduce or cancel its purchases from us, our business, operating results, cash flows and financial condition would be adversely affected.

The evolving market for data storage and data management products makes it difficult to forecast demand for our Everpure Platform.

The market for data storage and data management products is rapidly evolving. Changes in the application requirements, data center infrastructure trends and the broader technology landscape result in evolving customer requirements for capacity, scalability and other enterprise features of storage systems. Our future financial performance depends on our ability to adapt to competitive dynamics and emerging customer demands and trends, such as the opportunities created by the recent advances in artificial intelligence (AI). We continue to expand and evolve our Everpure Platform to compete directly with hard disk systems, and that strategy may take longer than we anticipate or may not succeed due to unforeseen factors. We may be unable to capture significant storage workloads for AI environments and hyperscalers. The enhancement of all-flash storage products by incumbent vendors and changes or advances in alternative technologies or adoption of cloud storage offerings that do not utilize our Everpure Platform could adversely affect the demand for our products.

Offerings from large public cloud providers are expanding quickly and serve as alternatives to our Everpure Platform for a variety of customer workloads. Since these providers are known for developing storage systems internally, this trend reduces the demand for storage systems like ours. It is difficult to predict customer adoption rates of new offerings, customer demand for our Everpure Platform or the future growth rate and size of our addressable market. Reduced demand for our Everpure Platform caused by technological challenges, alternative technologies and products or any other reason would result in a lower revenue growth rate or decreased revenue, either of which would negatively impact our business and operating results.

We face intense competition from established companies and others.

We face intense competition from a number of established companies that sell competing storage products, including Dell EMC, HP Enterprise, Huawei, Hitachi Vantara, IBM, and NetApp. We also compete against cloud providers and vendors of hyperconverged products, which combine compute, networking and storage. These providers are growing and expanding their product offerings, potentially displacing some demand for our products. In addition, some of our competitors offer bundled products and services in order to reduce the initial cost of their storage products. Further, some of our competitors offer their storage products either at significant discounts or even for free in competing against us. Our competitors may have:

- greater name and brand recognition and longer operating histories;

- larger sales and marketing and customer support budgets and resources;

- broader distribution and established relationships with distribution partners and customers;

- the ability to bundle storage products with other products and services to address customers' requirements;

- greater resources to make acquisitions;

- larger and more mature product and intellectual property portfolios; and

- substantially greater financial, technical and other resources.

Many of our competitors have developed or acquired storage technologies with features or data reduction technologies that directly compete with our Everpure Platform or have introduced business programs designed, among other things, to compete with our innovative programs, such as our *Evergreen Storage* model. We expect our competitors to continue to improve their products, reduce their prices and introduce new offerings that may, or may claim to, offer greater value compared to our Everpure Platform. These developments may render our products or technologies obsolete or less competitive. These and other competitive pressures may prevent us from competing successfully against our competitors.

Many of our competitors have long-standing relationships with key decision makers at current and prospective customers, which may inhibit our ability to compete.

Many of our competitors benefit from established brand awareness and long-standing relationships with key decision makers at our current and prospective customers. Our competitors often leverage these existing relationships to discourage customers from evaluating or purchasing our Everpure Platform. Additionally, most of our prospective customers have existing storage products supplied by our competitors who have an advantage in retaining the customer because, among other things, the incumbent vendor already understands the customer's IT infrastructure, user demands and needs, or the customer is concerned about actual or perceived costs of switching to a new vendor and technology. If we are unable to sell our Everpure Platform to new customers or persuade existing customers to continue purchasing our Everpure Platform, we will not be able to maintain or increase our market share and revenue, which would adversely affect our business and operating results.

We rely on contract manufacturers to manufacture our products, and if we fail to manage our relationships with our contract manufacturers successfully, our business could be negatively impacted.

We rely on a limited number of contract manufacturers to manufacture our products, which reduces our control over the assembly process and exposes us to risks, such as reduced control over quality assurance, costs and product supply. If we fail to manage our relationships with these contract manufacturers effectively, or if these contract manufacturers experience delays, disruptions, capacity constraints or quality control problems, our ability to timely ship products to our customers will be impaired, potentially on short notice, and our competitive position, reputation and financial results could be harmed. If we are required, for whatever reason, to change contract manufacturers or assume internal manufacturing operations, we may lose revenue, incur increased costs and damage our customer relationships. Qualifying a new contract manufacturer and commencing production is expensive and time-consuming. We may need to increase our component purchases, contract manufacturing capacity and internal test and quality functions if we experience increased demand. The inability of our contract manufacturers to provide us with adequate supplies of high-quality products could exacerbate other risk factors and cause a delay in our order fulfillment, and our business, operating results and financial condition may be harmed.

If we fail to successfully maintain or grow our relationships with partners, our business, operating results and financial condition could be harmed.

Our future success is highly dependent upon our ability to establish and maintain successful relationships with our partners, including value-added resellers, service providers and systems integrators. In addition to selling our Everpure Platform, our partners may offer installation, post-sale service and support in their local markets. In markets where we rely on partners more heavily, we have less contact with our customers and less control over the sales process and the quality and responsiveness of our partners. As a result, it may be more difficult for us to ensure the proper delivery and installation of our Everpure Platform or the quality or responsiveness of the support and services being offered. Moreover, because our success depends on our partner relationships, we have recently increased our partner incentive compensation arrangements which we expect to negatively impact revenue. However, there can be no assurance that this increased incentive compensation will result in a corresponding increase in our sales. Any failure on our part to effectively identify, train and manage our channel partners and to monitor their sales activity, as well as the customer support and services provided to our customers, could harm our business, operating results and financial condition.

Our partners may choose to discontinue offering our Everpure Platform or may not devote sufficient attention and resources toward selling our Everpure Platform. We typically enter into non-exclusive, written agreements with our channel partners. These agreements generally have a one-year, self-renewing term, have no minimum sales commitment and do not prohibit our channel partners from offering competing products and services. Additionally, our competitors may provide incentives to our existing and potential channel partners to use, purchase or offer their products and services or to prevent or reduce sales of our products and services. The occurrence of any of these events could harm our business, operating results and financial condition.

Our brand name and business may be harmed by our competitors' marketing strategies.

Building and maintaining brand recognition and customer goodwill is critical to our success. On occasion, our competitors' marketing efforts have included negative or misleading statements about us and our Everpure Platform. If we are unable to effectively respond to our competitors' marketing efforts and protect our brand and customer goodwill now or in the future, our business will be adversely affected.

Sales to governments are subject to a number of challenges and risks that may adversely impact our business.

Sales to governmental agencies may in the future account for a significant portion of our revenue and pose additional challenges and risks to our sales efforts. Governments have and may continue to impose restrictions or requirements that must be complied with in order for us to sell to certain governmental customers. Government demand and payment for our Everpure Platform may be impacted by public sector budgetary cycles and funding reductions or delays, such as an extended federal government shutdown, which may adversely affect public sector demand for our Everpure Platform. We sell our offerings to governmental agencies through our channel partners, and these agencies may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our results of operations. Governments routinely investigate and audit government contractors' administrative processes, and any unfavorable audit could result in the government refusing to continue buying our Everpure Platform, which would adversely impact our revenue and results of operations, or institute fines or civil or criminal liability if the audit uncovers improper or illegal activities. Finally, governments may require certain products to be manufactured in the United States or other relatively high-cost manufacturing locations, and we may not manufacture all products in locations that meet these requirements, affecting our ability to sell to certain governmental agencies.

Risks Related to Our Platform

If we fail to develop and introduce new or enhanced storage offerings successfully, our ability to attract and retain customers could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced storage and data management offerings that provide increasingly higher levels of performance, capacity, functionality and reliability and meet our customers' expectations, which is a complex and uncertain process. We believe that we must continue to dedicate significant resources to our research and development efforts and innovative business models such as *Evergreen//One* to improve our competitive position. We continue to expand our large capacity data storage offerings to compete directly with hard disk systems. Our investments may take longer to generate revenue or may generate less revenue than we anticipate. The introduction of new storage offerings by our competitors, or the emergence of alternative technologies or industry standards could render our Everpure Platform obsolete or less competitive.

As we introduce new or enhanced offerings, we must successfully manage their launch and customer adoption. If we are not able to successfully manage the development and release of new or enhanced offerings, our business, operating results and financial condition could be harmed. Similarly, if we fail to introduce new or enhanced offerings, such as new or improved software features, that meet our customers' needs in a timely or cost-effective fashion, we may lose market share and our operating results could be adversely affected.

If we fail to execute our transition to subscription offerings successfully, our revenues and results of operation may be harmed.

We offer our Everpure Platform on a subscription basis, including our hardware and software products through *Evergreen//One*. Our subscription offerings are relatively new to the storage market and will continue to evolve, and we may not be able to compete effectively, drive continued revenue growth or maintain profitability with these business models. Our subscription offerings require different accounting of our customer transactions, such as changing how we recognize revenue and capitalize commissions, among other things. In addition, our subscription offerings require compliance with additional regulatory, legal and trade licensing requirements in some countries and entail incremental operational, technical, legal and other costs. Continued market acceptance of subscription offerings depends on our ability to create a seamless customer experience and optimally price our offerings in light of market conditions, our costs and customer demand. Additionally, subscription models may unfavorably impact the pricing of and demand for our on-premise offerings, which could reduce our revenues and profitability. If we do not successfully execute our subscription offering strategy, our financial results could be negatively impacted.

Our Everpure Platform is highly technical and may contain defects or bugs, which could cause data unavailability, loss, breach or corruption that might, in turn, result in liability and harm to our reputation and business.

Our Everpure Platform is highly technical and complex and is often used to store information critical to our customers' business operations. Our Everpure Platform may contain errors, defects or security vulnerabilities that could result in data unavailability, loss, corruption or other harm to our customers. Some errors in our Everpure Platform may only be discovered after it has been installed and used by customers. We have, from time to time, identified vulnerabilities in our Everpure Platform. Despite our efforts to detect and remediate actual and potential vulnerabilities in our systems, we cannot be certain that we will be able to address any such vulnerabilities, and there may be delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities. We may also incur unexpected costs replacing defective hardware or ensuring that hardware remains interoperable and upgradable. Any of these errors, defects, bugs or security vulnerabilities may leave us, our Everpure Platform and our customers susceptible to exploitation, including by malicious actors, which could result in a loss of revenue, injury to our reputation, loss of customers or increased service and warranty costs, and adversely affect our business and operating results. In addition, errors or failures in the products of third-party technology vendors may be attributed to us and may harm our reputation.

We could face claims for product liability, tort or breach of warranty. We may not be able to enforce provisions in our contracts relating to warranty disclaimers and liability limitations. Defending a lawsuit, regardless of its merit, would be costly and could divert management's attention and harm our reputation. Our business liability insurance coverage may be inadequate with respect to a claim and future coverage may not be available on acceptable terms or at all. Any of these issues could result in claims against us, and our business, operating results and financial condition could be harmed.

If we are unable to ensure that our Everpure Platform interoperates with third party operating systems, software applications and hardware, we may lose or fail to increase our market share.

Our Everpure Platform must interoperate with our customers' infrastructure, specifically networks, servers, software and operating systems, which are offered by a wide variety of vendors. When new or updated versions of these operating systems or applications are introduced, we may need to develop updated versions of our software so that our Everpure Platform continues to interoperate properly. We may not deliver or maintain interoperability quickly, cost-effectively or at all as these efforts require capital investment and engineering resources. If we fail to maintain compatibility of our Everpure Platform with these infrastructure components, our customers may not be able to fully utilize our Everpure Platform, and we may, among other consequences, lose or fail to increase our market share and experience reduced demand for our Everpure Platform, which may harm our business, operating results and financial condition.

Our Everpure Platform must conform to industry standards in order to be accepted by customers.

Generally, our Everpure Platform comprises only a part of an IT environment. The servers, network, software and other components and systems deployed by our customers must comply with established industry standards in order to interoperate and function efficiently together. We depend on companies that provide other systems in this ecosystem to conform to prevailing industry standards. These companies are often significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly and competing standards may emerge that our customers prefer. If larger companies do not conform to the same industry standards that we do, or if competing standards emerge, sales of our Everpure Platform could be adversely affected, which may harm our business.

Our ability to successfully market and sell our Everpure Platform depends in part on ease of use and the quality of our customer experience, and any failure to offer high-quality technical services and support could harm our business.

Once our customers deploy our Everpure Platform, they depend on our customer experience organization to drive non-disruptive upgrades and resolve technical issues. Our ability to provide effective technical services largely depends on our ability to attract, train and retain qualified personnel, as well as engage with qualified support partners that provide a similar level of customer support. In addition, our sales process is highly dependent on our reputation and on recommendations and reviews from our existing customers. We may need to provide customized installation and configuration services to our customers before our Everpure Platform is fully operational in their environments. Any failure to maintain, or a market perception that we do not maintain, high-quality technical services and support could harm our reputation, our ability to sell our Everpure Platform to existing and prospective customers and our business.

Risks Related to Our Operating Results or Financial Condition

Our gross margins are impacted by a variety of factors and vary from period to period, making them difficult to predict with certainty.

Our gross margins fluctuate from period to period due primarily to our component costs, product pricing, customer mix and product mix. A variety of factors may cause our gross margins to fluctuate and make them difficult to predict, including, but not limited to:

- sales and marketing initiatives, discount levels, rebates and competitive pricing;

- changes in customer mix (including our hyperscale customer), geographic mix, or product mix, including the relative sales of our lower product gross margin *FlashBlade//E*, *FlashArray//E*, and *FlashArray//C* solutions;

- the cost of components, including flash and DRAM, and freight;

- new product introductions and enhancements with higher product costs;

- excess inventory levels or purchase obligations as a result of changes in demand forecasts or product transitions;

- an increase in product returns, product warranty, order rescheduling and cancellations;

- the timing of technical support service contracts and contract renewals;

- inventory stocking requirements to mitigate supply chain constraints, accommodate unforeseen demand or support new product introductions; and

- inflation and other adverse economic pressures.

During fiscal 2026, the cost of our components increased significantly, and we anticipate continued component pricing volatility throughout fiscal 2027. Elevated global demand for the components used in our products has made future cost fluctuations highly unpredictable. We maintain supply agreements with our component suppliers that help mitigate, but do not eliminate, significant component cost volatility. While we implemented product price increases during the first quarter of fiscal 2027 to help offset these rising expenses, ongoing component cost volatility has placed, and may continue to place, downward pressure on our gross margins.

If we are unable to manage these factors effectively, our gross margins may decline, and fluctuations in gross margins may make it difficult to manage our business and achieve or maintain profitability, which could materially harm our business, operating results and financial condition.

We intend to continue focusing on revenue growth and increasing our market penetration and international presence by investing in our business, which may put pressure on near-term profitability.

Our operating expenses largely are based on anticipated revenue, and a high percentage of our expenses are, and will continue to be, fixed in the short term. If we fail to adequately increase revenue and manage costs, we may not achieve or maintain profitability in the future. As a result, our business could be harmed, and our operating results could suffer.

Our strategy is to continue investing in marketing, sales, support and research and development. We believe continuing to invest heavily in our business, including investments to scale operations to support our hyperscaler customer, is critical to our future success and meeting our growth objectives. We anticipate that our operating expenses will continue to increase in absolute terms. Even if we achieve or maintain significant revenue growth, we may experience losses, forgoing near-term profitability on a U.S. GAAP basis.

Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.

Our operating results may fluctuate due to a variety of factors, a portion of which are outside of our control. As a result, comparing our results on a period-to-period basis may not be meaningful. Factors that are difficult to predict and that could cause our operating results to fluctuate include:

- the timing and magnitude of orders, shipments and acceptance of our products in any quarter, including product returns, order rescheduling and cancellations by our customers;

- the impact on timing and amount of revenue recognized resulting from the cancellation of unfulfilled orders by our customers or our inability to fulfill orders;

- fluctuations or seasonality in demand and prices for our products;

- our ability to control the costs of the components we use or to timely adopt subsequent generations of components;

- disruption in our supply chains, shipping logistics, component availability and related procurement costs;

- reductions in customers' budgets for IT purchases;

- changes in industry standards in the data storage industry;

- our ability to develop, introduce and ship new offerings that meet customer requirements and to effectively manage product transitions;

- changes in the competitive dynamics of our markets, including new entrants or price discounting;

- our ability to control or mitigate costs, including our operating expenses, to support business growth and our continued expansion;

- the impact on our revenue mix from changes in our customers' consuming our technology as a service rather than purchasing our solutions;

- the impact of inflation on labor and other costs, fluctuations in the exchange rates between the U.S. dollar and foreign currencies, other adverse economic conditions, and the impact of public health epidemics or pandemics; and

- future accounting pronouncements and changes in accounting policies.

The occurrence of any one of these factors could negatively affect our operating results in any particular quarter.

The sales prices of our offerings may fluctuate or decline, which may adversely affect our gross margins and operating results.

The sales prices of our offerings may fluctuate or decline for a variety of reasons, including competitive pricing pressures, discounts, the introduction of competing products or services or promotional programs, a change in our mix of products and services, cost of components, supply chain constraints, inflation and other adverse economic conditions. As a result of the increase in our component costs during fiscal 2026, we raised our prices during the first quarter of fiscal year 2027. Due to the uncertainty around our component costs, we may be required to raise our prices again in the future.

We expect competition to increase in the future, thereby leading to increased pricing pressures. Larger competitors may reduce the price of products or services that compete with ours or may bundle them with other products and services. Additionally, although we price our offerings predominantly in U.S. dollars, currency fluctuations in certain countries and regions may negatively impact actual prices that partners and customers are willing to pay in those countries and regions. Furthermore, our product prices may decrease over product life cycles. If we are required to decrease our prices to be competitive and are not able to offset this decrease by increases in the volume of sales or the sales of new products with higher margins, our gross margins and operating results could be adversely affected.

We have experienced growth in prior periods, and we may not be able to sustain future growth effectively or at all.

We have significantly expanded our overall business, customer base, headcount, channel partner relationships and operations in prior periods, and we anticipate that we will continue to expand and experience growth in future periods. Our future operating results will depend to a large extent on our ability to successfully sustain our growth and manage our continued expansion. To sustain and manage our growth successfully, we believe that we must, among other things, effectively allocate resources and operate our business across a wide range of priorities.

We expect that our future growth will continue to place strain on our managerial, administrative, operational, financial and other resources. We will incur costs associated with this future growth prior to realizing the anticipated benefits, and the return on these investments may be lower than, or develop slower than we expect or may never materialize. Investors should not consider our revenue growth in prior periods as indicative of our future performance. In future periods, we may not achieve similar percentage revenue growth rates as we have achieved in some past periods. If we are unable to maintain adequate revenue or revenue growth, our stock price could be volatile, and it may be difficult to achieve and maintain profitability. If we are unable to manage our growth successfully, we may not be able to take advantage of market opportunities or release new offerings in a timely manner, and we may fail to satisfy customer expectations, maintain product quality, execute on our business plan or adequately respond to competitive pressures, each of which could adversely impact our growth and affect our business and operating results.

If we are unable to sell renewals of our subscription services to our customers, our future revenue and operating results will be harmed.

Existing customers may not renew their subscription services agreements after the initial period and, given changing customer purchasing preferences, we may not be able to accurately predict our renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including their available budget and the level of their satisfaction with our Everpure Platform, customer support and pricing compared to our competitors. If our customers renew their contracts, they may renew on terms that are less economically beneficial to us. If our customers do not renew their agreements or renew on less favorable terms, our revenue may grow more slowly than expected, if at all.

Sales from our subscription and consumption offerings as a percentage of our total sales are difficult to predict, and we expect they will fluctuate over time, which will impact our product and total revenue growth.

Our sales from our subscription and consumption offerings as a percentage of our total sales are difficult to predict and we expect they will fluctuate over time. With a traditional CapEx sale, a large portion of revenue is recognized as product revenue when the order is fulfilled. By contrast, revenue for our subscription and consumption offerings is recognized over the term of the relevant contract period and the majority of revenue is included in subscription services revenue. An increase in sales from our subscription and consumption offerings as a percentage of total sales may have a near-term negative impact on both quarter-over-quarter and year-over-year product and total revenue growth rate comparisons. By contrast, a relative decrease in sales of our subscription and consumption offerings as a percentage of total sales may have a near-term positive impact on both quarter-over-quarter and year-over-year product and total revenue growth rate comparisons. As such, we expect fluctuations in sales of our subscription and consumption offerings to impact both product and total revenue growth.

We may require additional capital to support business growth, and this capital might not be available on acceptable terms, or at all.

We intend to continue investing in our business growth and may require additional funds to support business initiatives, including the need to develop new Everpure Platform offerings or enhance our existing Everpure Platform offerings, enhance our operating infrastructure and acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing we undertake in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to support our business growth and to respond to business challenges could be significantly limited and our prospects and financial condition could be harmed.

We are exposed to the credit risk of some of our customers, which could harm our business, operating results and financial condition.

Most of our sales are made on an open credit basis. We monitor individual customer payment capability when we grant open credit arrangements and may limit these open credit arrangements based on perceived creditworthiness. We also maintain allowances we believe are adequate to cover exposure for doubtful accounts. Although we have programs in place that are designed to monitor and mitigate these risks, we cannot assure investors these programs will be effective in managing our credit risks, especially as we expand our business internationally. If we are unable to adequately control these risks, our business, operating results and financial condition could be harmed.

Risks Related to Our Operations

If our security measures, or those maintained on our behalf, are compromised, or the security, confidentiality, integrity or availability of our information technology, software, services, networks, products, communications or data is compromised, limited, or fails, our business could experience a material adverse impact, including without limitation, a material interruption to our operations, harm to our reputation, a loss of customers, significant fines, penalties and liabilities, or breach or triggering of data protection laws, privacy policies or other obligations.

In the ordinary course of our business, we collect, store, transmit and otherwise process proprietary, confidential and sensitive data, including by using our internal systems, networks and servers, which may include intellectual property, our proprietary business information and that of our customers, suppliers and business partners and sales data, which may, on occasion, include personally identifiable information. Additionally, we design and sell products that allow our customers to store their data. We also rely on third-party service providers and technologies to operate our business and elements of our infrastructure and our business operations depend, in part, on the success of these third parties' own cybersecurity measures. Any failure by a third-party to prevent or mitigate data security breaches or improper access to our confidential data or the confidential data of our customers, suppliers and business partners, could adversely affect our business. The security of our networks and those of our third-party service providers, and the intrusion protection features of our products are critical to our operations and business strategy.

Cyberattacks, malicious internet-based activity and online and offline fraud are prevalent and continue to increase. We and third-party service providers on whom we rely have been, and may in the future be, subject to attempts to gain unauthorized access to our data or systems. The threats to our information systems and information and those of third parties on whom we rely, include traditional computer "hackers," social engineering attacks including phishing, vishing, smishing and domain spoofing (for example, attempts to induce fraudulent invoice payments or divert money from us), faulty password management, software bugs, malicious code (such as viruses and worms), malware installation, personnel misconduct or error, theft, denial-of-service attacks (such as credential stuffing), advanced persistent threat intrusions, server malfunction, software or hardware failures, loss of data or other computer assets, adware, as well as attacks from nation-state and nation-state supported actors. These threats are also becoming increasingly difficult to detect. Recent advances in AI have increased the sophistication of these types of attacks as attackers are able to automate cyberattacks and create more personalized and targeted communications. Additionally, ransomware attacks, including those from organized criminal threat actors, nation-states and nation-state supported actors, are prevalent and could lead to significant interruptions, delays, or outages in our operations, disruptions in our services, loss of data, loss of income, significant extra expense to restore data or systems, reputational loss and the diversion of funds. To alleviate the financial, operational and reputational impact of a ransomware attack, it may be preferable to make extortion payments, but we may be unwilling or unable to do so (including, for example, if applicable laws or regulations prohibit such payments). Similarly, supply chain attacks have increased in frequency and severity, and there have been high-profile incidents of third-party service providers causing widespread disruptions to their customers' infrastructure due to errors in their SaaS offerings. We cannot guarantee that third parties and infrastructure in our supply chain have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our Everpure Platform, systems and network or the systems and networks of third parties that support us and our business. Moreover, we may have limited remedies against third-party providers in the event of a service disruption.

We devote significant resources to network security, authentication technologies, data encryption, employee training and other security measures designed to protect our systems and data, including to secure the transmission and storage of data and prevent third-party access to our data or accounts, but there can be no assurance that our security measures or those of our service providers, partners and other third parties upon whom we rely will be effective in protecting against a security incident or the material adverse impacts that may arise from a security incident. Notwithstanding our efforts, we may fail to detect the existence of security breaches or incidents. Malicious third parties might use techniques that we are unable to defend against to compromise and infiltrate our systems. The techniques used by malicious actors change frequently and are often not recognized until launched against a target. Any destructive or intrusive breach of our internal systems could result in the information stored on our networks, including, without limitation, source code for our products and services or the networks and systems of third parties upon whom we rely being accessed, publicly disclosed, lost or stolen. Additionally, an effective attack could disrupt the proper functioning of our Everpure Platform, allow unauthorized access to our or our customers' sensitive, proprietary or confidential information, disrupt or temporarily interrupt our and our customers' operations or cause other destructive outcomes, including the theft of information sufficient to engage in fraudulent transactions.

The risk that these types of events could seriously harm our business is likely to increase as we expand our network of channel partners, resellers and authorized service providers and operate in more countries. The economic costs to us to eliminate or alleviate cybersecurity risks and vulnerabilities could be significant and may be difficult to anticipate or measure because the damage may differ based on the identity and motive of the programmer or hacker, which are often difficult to identify.

If any of these types of security incidents occurs and we are unable to protect our platform, products, systems and data, or if we are perceived to have such a security incident, our relationships with our business partners and customers could be materially damaged, our reputation and brand could be materially harmed, use of our Everpure Platform could decrease and we could be exposed to a risk of loss or litigation, including, without limitation, class action litigation, and other possible liabilities. A security incident could also result in government enforcement actions that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some processing of personal information. For a description of our processes for assessing, identifying and managing material risks from cybersecurity threats, see Part 1. Item 1C. Cybersecurity in this Annual Report on Form 10-K.

Moreover, applicable data protection laws, contracts, policies and other data protection obligations may require us to notify relevant stakeholders of security incidents, including affected individuals, customers, regulators, and credit reporting agencies. Such disclosures are costly and the disclosures or the failure to comply with such requirements could lead to material adverse impacts such as negative publicity, loss of customer confidence in our services or security measures, investigations and private or government claims. Security incidents that impact our information technology systems could also result in breaches of our contracts (some of which may not have liability limitations and/or require us to indemnify affected parties) and could lead to litigation with customers, partners or other relevant stakeholders. These proceedings could force us to spend money in defense or settlement, divert management's time and attention, increase our costs of doing business and adversely affect our reputation or otherwise adversely affect our business.

If we are unable to attract, motivate and retain sales, engineering and other key personnel, including our management team, we may not be able to increase our revenue and our business, operating results and financial condition could be harmed.

Our ability to increase our revenue depends on our ability to attract, motivate, and retain qualified sales, engineering and other key employees, including our management. These positions may require candidates with specific backgrounds in software and the storage industry, and competition for employees with such expertise is intense. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. To the extent that we are successful in hiring to fill these positions, we may need a significant amount of time to train new employees before they are effective and efficient in performing their jobs. If we are unable to adequately address these challenges, our ability to recruit and retain employees and to ensure employee productivity could be negatively affected. From time to time, there may be changes in our management team, which could create short term uncertainty. For example, in fiscal 2026, we have hired a new chief financial officer and chief revenue officer. All of our employees, including members of our management team and executive officers, are generally employed on an at-will basis, which means that they could terminate their employment with us at any time. If we are unable to attract, motivate and retain qualified sales, engineering and other key employees, including our management or if they are unable to work effectively, our business and operating results could suffer.

If we fail to adequately expand and optimize our sales force, our growth will be impeded.

We need to continue to expand and optimize our sales organization in order to grow our customer base and our business. We plan to continue to expand and train our sales force, both domestically and internationally. We must design and implement effective sales incentive programs, and it can take time before new sales representatives are fully trained and productive. We must adapt our sales processes for new sales and marketing approaches, including those required by our shift to subscription services and the changes resulting from evolving economic and budgetary constraints. If we are unable to hire, develop and retain qualified sales personnel or if new sales personnel are unable to achieve desired productivity levels in a reasonable period of time, we may not be able to realize the expected benefits of these investments or increase our revenue and our business and operating results could suffer.

Our company culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that our company culture has been a critical contributor to our success. Our culture fosters innovation, creativity, teamwork, passion for customers, focus on execution, and facilitates critical knowledge sharing. In particular, we believe that the difference between our sales, support and engineering cultures and those of incumbent vendors, is a key competitive advantage and differentiator for our customers and partners. As we grow and change or are required to adapt to changes in business operations, we may find it difficult to maintain these important aspects of our company culture, which could limit our ability to innovate and operate effectively. Any failure to preserve our culture could also negatively affect our ability to retain and recruit personnel, continue to perform at current levels or execute on our business strategy.

Our long-term success depends, in part, on sales outside of the United States, which subjects us to costs and risks associated with international operations.

We maintain operations outside of the United States, which we have been expanding and intend to continue to expand in the future. As a company headquartered in the United States, conducting and expanding international operations subjects us to costs and risks that we may not face in the United States, including:

- exposure to foreign currency exchange rate risk;

- difficulties in collecting payments internationally;

- managing and staffing international operations;

- establishing relationships with channel partners in international locations;

- increased travel, infrastructure and legal compliance costs associated with international locations;

- requirements to comply with a wide variety of laws and regulations associated with international operations, including taxes, customs and licensing requirements;

- significant fines, penalties and collateral consequences if we or our partners fail to comply with anti-bribery laws;

- heightened risk of improper, unfair or corrupt business practices in certain geographies;

- potentially adverse tax consequences, including repatriation of earnings;

- increased financial accounting and reporting burdens and complexities;

- political, social and economic instability abroad, terrorist attacks, war and security concerns in general; and

- reduced or varied protection for intellectual property rights in some countries.

The occurrence of any of these risks could negatively affect our international operations and, consequently, our business, operating results and financial condition generally.

Our international operations, as well as tax law changes, could expose us to potentially adverse tax consequences.

Changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our operating results. We generally conduct our international operations through wholly owned subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. Given proposed tax legislation and other global tax developments, we continue to evaluate our corporate structure and intercompany relationships. Future changes to U.S. and global tax laws may adversely impact our effective tax rate.

On July 4, 2025, the One Big Beautiful Bill Act (OBBBA) was enacted in the United States; while certain provisions reduced our current tax expense, future interpretations or changes in guidance could materially affect our cash tax obligations, deferred tax positions, and effective tax rate over time.

Many countries around the world are beginning to implement legislation and other guidance to align their international tax rules with the Organization for Economic Co-operation and Development (OECD)'s Base Erosion and Profit Shifting (BEPS) recommendations and related action plans that aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer-pricing documentation rules and nexus-based tax incentive practices. As part of these broader BEPS initiatives, many jurisdictions are now implementing the OECD's Pillar Two global minimum tax framework, which introduces a 15% minimum effective tax rate for large multinational groups. Certain countries in which we operate have enacted legislation adopting Pillar Two, and additional jurisdictions continue to issue guidance or consider implementing similar rules. In January 2026, the OECD released a "side-by-side" administrative package introducing new safe harbors and potential relief for certain U.S.-parented multinational groups. While the impact of Pillar Two has not been material to date, differences in jurisdictional implementation, the expiration of transition relief, or changes in our global tax profile could increase our effective tax rate, cash tax payments, or compliance costs in future periods. We continue to monitor developments across the jurisdictions in which we operate.

Our intercompany relationships are, and after the implementation of any changes to our corporate structure will continue to be, subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest and penalties, which could result in tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Third-party claims that we infringe their intellectual property rights could be costly and harm our business.

There is a substantial amount of intellectual property litigation in the data storage industry, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding our intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. We have been, and may in the future be, subject to claims that we infringe upon the intellectual property rights of other intellectual property holders, particularly as we grow and face increasing competition.

Any intellectual property rights claim against us or our customers, suppliers, and channel partners, with or without merit, could be time-consuming and expensive to litigate or settle, divert management's resources and attention from operating our business and force us to acquire intellectual property rights and licenses, which may involve substantial royalty payments. Further, a party making such a claim, if successful, could secure a judgment that requires us to pay substantial damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. An adverse determination also could invalidate our intellectual property rights, prevent us from manufacturing and selling our products and may require that we procure or develop substitute products that do not infringe, which could require significant effort and expense. We are also incorporating AI into the operations of our business. The intellectual property rights surrounding AI technologies are unsettled, and the use or adoption of AI technologies in our business could expose us to copyright infringement or other intellectual property misappropriation claims.

We may not be able to re-engineer our products to avoid infringement, and we may have to seek a license for the infringed technology, which may not be available on reasonable terms or at all, may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. Even if we were able to obtain a license, it could be non-exclusive, which may give our competitors access to the same technologies licensed to us. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business. Any of these events could harm our business and financial condition.

We currently have a number of agreements in effect with our customers, suppliers and channel partners pursuant to which we have agreed to defend, indemnify and hold them harmless from damages and costs which may arise from claims of infringement by our products of third-party patents, trademarks or other proprietary rights. The scope of these indemnity obligations varies but may, in some instances, include indemnification for damages and expenses, including attorneys' fees. Our insurance may not cover intellectual property infringement claims. A claim that our products infringe a third party's intellectual property rights could harm our relationships with our customers, deter future customers from purchasing our products and expose us to costly litigation and settlement expenses. Even if we are not a party to any litigation between a customer and a third party relating to infringement claims by our products, an adverse outcome in any such litigation could make it more difficult for us to defend our products against intellectual property infringement claims in any subsequent litigation in which we are a named party. Any of these results could harm our brand, business and financial condition.

The success of our business depends in part on our ability to protect and enforce our intellectual property rights.

We rely on a combination of patent, copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We have over 3,000 issued patents and patent applications in the United States and foreign countries. We cannot assure investors that future patents issued to us, if any, will give us the protection that we seek, if at all, or that any patents issued to us will not be challenged, invalidated, circumvented or held to be unenforceable. Our issued and future patents may not provide sufficiently broad protection or may not be enforceable. Further, the laws of certain foreign countries do not provide the same level of protection of corporate proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and records, as the laws of the United States. For instance, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection. As a result, we may encounter significant problems in protecting and defending our intellectual property or proprietary rights abroad.

Changes to intellectual property laws in the United States and other jurisdictions could also diminish the value of our patents and patent applications or narrow the scope of our patent protection, among other intellectual property rights. We cannot be certain that the steps we have taken will prevent theft, unauthorized use or the reverse engineering of our proprietary information and other intellectual property, including technical data, manufacturing processes, data sets or other sensitive information. Moreover, others may independently develop technologies that are competitive to ours or that infringe our intellectual property. Furthermore, any of our trademarks may be challenged by others or invalidated through administrative process or litigation.

Protecting against the unauthorized use of our intellectual property, products and other proprietary rights is expensive and difficult. Litigation may be necessary in the future to enforce or defend our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management's resources and attention, either of which could harm our business, operating results and financial condition. Further, many of our current and potential competitors have the ability to dedicate substantially greater resources than us to defend intellectual property infringement claims and enforce their intellectual property rights. Accordingly, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property. Effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country in which our products are available. An inability to adequately protect and enforce our intellectual property and other proprietary rights could harm our business and financial condition.

Our use of open source software could impose limitations on our ability to commercialize our Everpure Platform.

We use open source software in our Everpure Platform and expect to continue to use open source software in the future. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our offerings. From time to time, we may face claims from third parties claiming ownership of, or demanding release of, the open source software or derivative works that we have developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, seek licenses from third parties in order to continue offering our Everpure Platform for certain uses or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant additional research and development resources, and we may be required to discontinue providing some of our software if re-engineering cannot be accomplished on a timely basis, any of which could harm our business, operating results and financial condition.

Failure to comply with governmental laws and regulations could harm our business.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, data privacy, securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than in the United States. For example, the European Union has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the European Union, including the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment directive and the Waste Electrical and Electronic Equipment directive.

Changes in applicable laws, regulations and standards could harm our business, operating results and financial condition. For example, since the start of the new presidential administration in 2025, U.S. policy changes have been implemented at a rapid pace and additional changes are likely. Changes to U.S. policy implemented by the U.S. Congress and the new presidential administration have impacted and may in the future impact, among other things, the U.S. and global economy, international trade relations, tariffs, unemployment, immigration, healthcare, taxation, the U.S. regulatory environment, inflation and other areas. Although we cannot predict the impact, if any, of these changes to our business, they could adversely affect our business.

We are also subject to a variety of data privacy laws, including the EU General Data Protection Regulation (GDPR), California Consumer Privacy Act (CCPA), and California Privacy Rights Act (CPRA). Other jurisdictions have enacted similar laws. We have modified our data protection compliance program in response to data privacy regulations and will continue to monitor the implementation and evolution of global data protection regulations, but if we are not compliant with such privacy regulations, we may be subject to significant fines and our business may be harmed. The potential effects of new or modified privacy laws may be far-reaching and require us to modify our data processing practices and policies and to incur substantial costs and expenses. Customers may choose to implement technological solutions to comply with such laws that impact the performance and competitiveness of our Everpure Platform. Even the perception of privacy concerns, whether or not valid, may harm our reputation and inhibit competitiveness and adoption of our offerings by current and future customers.

In addition, sustainability reporting and disclosure requirements continue to evolve, with increasing global regulation. Companies must develop an expanded set of metrics and measures, data collection and processing, controls, and reporting processes in order to meet regulatory requirements. As global sustainability regulatory requirements evolve, this could lead to disruptions in our product manufacturing, increase our operating costs, and harm our profitability. If we fail, or are seen as failing, to effectively respond to sustainability regulatory requirements, our reputation and brand could be harmed, demand for our offerings could decline, and our profitability could be adversely impacted. Sustainability at Everpure includes but is not limited to topics such as environment, human capital, ethics, data security, and privacy.

Noncompliance with applicable regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, operating results and financial condition could be harmed. In addition, responding to any action will likely result in a significant diversion of management's attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, operating results and financial condition.

Governmental regulations affecting the import or export of products could negatively affect our revenue.

The U.S. and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology, as well as laws relating to forced labor and conflict minerals. From time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow of imports or exports. If we fail to obtain required import or export approval for our products or their various components, or to timely provide requested documentation, our international and domestic sales could be harmed and our revenue may be adversely affected. In many cases, we rely on vendors and channel partners to handle logistics associated with the import and export of our products, so our visibility and control over these matters may be limited. In addition, failure to comply with such regulations could result in penalties, costs and restrictions on export privileges, which could harm our business, operating results and financial condition.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value, and adversely affect our operating results.

We have completed acquisitions in the past and continue to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products and other assets in the future. For example, in the first quarter of fiscal 2027, we entered into a definitive agreement for the purchase of 1touch, which we expect to close in the second quarter of fiscal 2027, subject to the satisfaction of the transaction closing conditions. We also may enter into relationships with other businesses in order to expand our product offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies. Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party or government approvals, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

These kinds of acquisitions or investments may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties integrating the businesses, technologies, products, personnel or operations of acquired companies, particularly if the key personnel of the acquired business choose not to work for us, and we may have difficulty retaining the customers of any acquired business. Acquisitions and investments may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could expose us to unknown liabilities. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition or investment transaction. Moreover, we cannot assure investors that the anticipated benefits of any acquisition or investment will be realized. In connection with these types of transactions, we may issue additional equity securities that dilute our stockholders, use cash that we may need in the future to operate our business, incur debt on terms unfavorable to us or that we are unable to repay, incur large charges or substantial liabilities, encounter difficulties integrating diverse business cultures and become subject to adverse tax consequences, substantial impairment or deferred compensation charges. These challenges related to acquisitions or investments could harm our business and financial condition.

Risks Related to Our Credit Facility

Restrictive covenants in the agreement governing our revolving credit facility may restrict our ability to pursue business strategies.

In June 2025, we entered into a Credit Agreement with a consortium of financial institutions and lenders that provides for a five-year, senior unsecured revolving credit facility of $500.0 million (Credit Facility). We can borrow, repay and re-borrow funds under this Credit Facility at any time through June 2030, subject to customary borrowing conditions, for general corporate purposes and working capital.

The agreement governing our Credit Facility includes a financial covenant and other restrictive covenants that limit our ability, among other things, to incur additional indebtedness; consolidate or merge; and incur liens, and such restrictions could limit our ability to engage in activities that may be in our long term best interest. Our failure to comply with the financial covenant and other restrictive covenants could result in an event of default, which if not cured or waived, could result in the lenders requiring immediate payment of all outstanding borrowings thereunder.

Risks Related to Our Common Stock

The trading price of our common stock has been and may continue to be volatile, and an active, liquid, and orderly market for our common stock may not be sustained.

The trading price of our common stock has been, and will likely continue to be, highly volatile. Since shares of our common stock were sold in our initial public offering in October 2015 at a price of $17.00 per share, our closing stock price has ranged from $8.76 to $98.70, through March 18, 2026. Some of the factors, many of which are beyond our control, affecting our volatility may include:

- price and volume fluctuations in the overall stock market from time to time;

- significant volatility in the market price and trading volume of technology companies in general and of companies in our industry;

- actual or anticipated changes in our results of operations or fluctuations in our operating results;

- whether our operating results meet the expectations of securities analysts or investors;

- issuance or new or updated research or reports by securities analysts, including the publication of unfavorable reports or change in recommendation or downgrading of our common stock;

- actual or anticipated developments in our competitors' businesses or the competitive landscape generally;

- litigation involving us, our industry or both;

- general economic conditions and trends, including the impact of interest rates on the overall stock market and the market for technology company stocks;

- major catastrophic events;

- sales of large blocks of our stock; or

- departures of key personnel.

In several recent situations where the price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the issuer. If any of our stockholders were to bring a lawsuit against us, the defense and disposition of the lawsuit could be costly and divert the time and attention of our management and harm our business, operating results and financial condition.

We cannot guarantee that our share repurchase program will enhance shareholder value, and share repurchases could affect the price of our common stock.

Our Board of Directors has periodically authorized share repurchases, funded from available working capital, including up to an additional $400.0 million authorized in December 2025. The repurchase authorization has no fixed end date. Although our Board of Directors has authorized a share repurchase program, this program does not obligate us to repurchase any specific dollar amount or number of shares. The share repurchase program could affect the price of our common stock, increase volatility and diminish our cash reserves.

If securities analysts do not publish research or reports about our business, or if they downgrade our stock, our stock price could decline.

The trading market for our common stock will likely be influenced by research and reports that securities or industry analysts publish about us or our business. If one or more of these analysts downgrades our stock, lowers their price target, or publishes unfavorable or inaccurate research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We have never paid dividends on our common stock and we do not anticipate paying any cash dividends in the foreseeable future.

We have never declared or paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business, and we do not anticipate paying any cash dividends in the future. As a result, investors may only receive a return on their investment in our common stock if the market price of our common stock increases.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that our stockholders may deem advantageous. These provisions:

- establish a classified Board of Directors so that not all members of our Board of Directors are elected at one time;

- authorize the issuance of "blank check" preferred stock that our Board of Directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

- prohibit stockholders from calling a special meeting of our stockholders;

- provide that the Board of Directors is expressly authorized to make, alter or repeal our bylaws; and

- establish advance notice requirements for nominations for elections to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder and which may discourage, delay, or prevent a change of control of our company.

Any provision of our amended and restated certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business and financial condition.

General Risk Factors

Our business is subject to the risks of earthquakes, fires, floods and other natural catastrophic events, and to interruption by man-made factors such as war, computer viruses or terrorism or by the impact of public health epidemics or pandemics.

We and our suppliers have operations in locations, including our headquarters in California, that are subject to earthquakes, fires, floods and other natural catastrophic events, such as climate change, severe weather and geological events, which could disrupt our operations or the operations of our customers and suppliers. Our customers affected by a natural disaster could postpone or cancel orders of our products, which could negatively impact our business. Moreover, should any of our key suppliers fail to deliver components to us as a result of a natural disaster, we may be unable to purchase these components in necessary quantities or may be forced to purchase components in the open market at significantly higher costs. We may also be forced to purchase components in advance of our normal supply chain demand to avoid potential market shortages. Our business interruption insurance may be insufficient to compensate us for losses due to a significant natural disaster or due to man-made factors. Any natural catastrophic events may also prevent our employees from being able to reach our offices in any jurisdiction around the world, and therefore impede our ability to conduct business as usual.

In addition, man-made factors, such as acts of war, terrorism or malicious computer viruses, and public health epidemics or pandemics, could cause disruptions in our or our customers' businesses or the economy as a whole. To the extent that these disruptions result in delays or cancellations of customer orders or the deployment of our products, our business, operating results and financial condition could be harmed.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 1C. Cybersecurity.

Risk Management and Strategy

We employ a defense-in-layers approach in our cybersecurity program that includes various processes to identify, assess, prioritize, manage, and report on cybersecurity risks that could result in loss or other adverse consequences to Everpure. We maintain a variety of channels designed to identify risks, including risks associated with our use of third-party service providers, such as by conducting vulnerability assessments, reviewing audit findings, discussing with key stakeholders, and analyzing security incidents and reports from our employees and others.

We maintain procedures and processes designed to evaluate and respond to certain identified risks. We assess potential adverse impact across a variety of factors, such as financial, product roadmap, brand and reputation, operational performance, and our ability to comply with applicable laws and regulations. Potential responses for cybersecurity risks are:

- Avoiding activities or situations that could lead to harm.
- Engaging in preventative measures, safety protocols, and security enhancements.
- Transferring risk through contract or insurance.
- Developing contingency plans to address potential negative outcomes associated with cybersecurity risks if they occur.

Our cybersecurity program is integrated into our broader enterprise risk management framework. For example, certain members of our executive management evaluate material risks from cybersecurity threats against our overall business objectives and report to our Risk Committee of the Board of Directors, which evaluates our overall enterprise risk.

We use third-party service providers to assist us from time to time in an effort to identify, assess, and manage material risks from cybersecurity threats. These service providers provide services such as threat intelligence and dark web monitoring. In addition, we engage independent third parties (such as assessors or consultants) to periodically assess the capability and maturity of our cybersecurity program.

Our Governance, Risk, and Compliance (GRC) team oversees our third-party cybersecurity risk management program, which evaluates the security posture of certain third-party vendors. Our assessments may include the collection and verification of various cybersecurity measures implemented by our third-party vendors. Depending upon the third-party vendor as well as the data and information systems to which the vendor will have access, the GRC team may review the vendor's information security policies and standards, examine the vendor's certifications and attestations, and review vulnerability assessments or other evaluations.

As of the date of this report, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that we believe have materially affected us, our business strategy, results of operations, or financial condition. For a description of the risks from cybersecurity threats that may materially affect our company in the future and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including the risk factor entitled "If our security measures, or those maintained on our behalf, are compromised, or the security, confidentiality, integrity or availability of our information technology, software, services, networks, products, communications or data is compromised, limited, or fails, our business could experience a material adverse impact, including without limitation, a material interruption to our operations, harm to our reputation, a loss of customers, significant fines, penalties and liabilities, or breach or triggering of data protection laws, privacy policies or other obligations."

Governance

Our Board of Directors addresses the company's cybersecurity risk management as part of its general oversight function. Our Risk Committee is responsible for overseeing the company's cybersecurity risk management program, including accepting, transferring, or mitigating cybersecurity risks as appropriate. In addition, we have established an Executive Security Council (ESC). The ESC oversees and governs our cybersecurity program.

Our cybersecurity program is implemented and maintained by Everpure's Global Information Security Office (GISO), a team of security professionals responsible for developing and implementing an information security program designed to protect our assets, including data, networks, applications and people, from cyber threats. The GISO includes individuals with expertise in the following areas and who continue to leverage such expertise at the company in the following manners:

- **Governance, Risk & Compliance (GRC).** Maintaining cybersecurity policies, standards, and processes as well as providing training to our employees on them.
- **Security Operations.** Monitoring our critical systems and assets to identify and respond to security incidents in a timely manner.
- **Security Engineering & Architecture.** Implementing risk-based security controls.
- **Product Security.** Supporting our product teams' security objectives by providing design review, certification management, penetration testing, and consulting services, as well as operating security vulnerability management and reporting dashboard capabilities.
- **Enterprise resiliency.** Developing policies, procedures and practices for critical operations recovery and business continuity in the event of a cybersecurity incident.

The GISO reports to our Risk Committee and ESC on cybersecurity risks. Our Chief Information Security Officer (CISO) meets with the ESC and Risk Committee periodically in an effort to review the company's cybersecurity risks, the company's prevention, detection and remediation efforts of cybersecurity incidents (as appropriate), and key cybersecurity performance indicators. We also maintain procedures designed to escalate certain cybersecurity risks and incidents to members of executive management and the board of directors, as appropriate.

Item 2. Properties.

Our corporate headquarters are located in Santa Clara, California. We also maintain offices in multiple locations in the United States and internationally in Africa, Asia, Australia, Europe, and North and South America. We lease all of our facilities and do not own any real property. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations.

Item 3. Legal Proceedings.

The information set forth under the "Legal Matters" subheading in Note 7 of our Notes to Consolidated Financial Statements in Part II, Item 8 of this Annual Report on Form 10-K is incorporated herein by reference.

In addition, we may from time to time, be involved in various legal proceedings arising from the normal course of business, and an unfavorable resolution of any of these matters could materially affect our future results of operations, cash flows or financial position.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our Class A common stock, which we refer to as our "common stock", trades publicly on the New York Stock Exchange (NYSE) under the ticker symbol "PSTG."

Holders of Record

As of March 18, 2026, there were 29 holders of record of our common stock. This figure does not include a substantially greater number of "street name" holders or beneficial holders of our common stock whose shares are held of record by banks, brokers and other financial institutions.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors, subject to applicable laws, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board of Directors may deem relevant.

Purchases of Equity Securities by the Issuer

The following table summarizes our stock repurchase activity for the fourth quarter of fiscal 2026 (in thousands except for price per share):

Period	Average Price Paid per Share	Total Number of Shares Purchased as Part of Share Repurchase Program [1]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Program [1]
November 3, 2025 - November 30, 2025	$ 87.18	283	$ 31,497
December 1, 2025 - December 28, 2025	$ 69.69	820	$ 374,379
December 29, 2025 - February 1, 2026	$ 70.39	644	$ 328,993

[1] In fiscal 2026, our Board of Directors authorized additional share repurchases of up to $650.0 million of our outstanding common stock. See "Liquidity and Capital Resources—Share Repurchase Program" included under Part II, Item 7 in this Annual Report.

The following table summarizes our shares of restricted common stock that were delivered by certain employees to satisfy tax withholding requirements of equity awards for the fourth quarter of fiscal 2026 (in thousands except for price per share):

Period	Average Price per Share Delivered	Total Number of Shares Delivered to Satisfy Tax Withholding Requirements	Approximate Dollar Value of Shares Delivered to Satisfy Tax Withholding Requirements
November 3, 2025 - November 30, 2025	$ —	—	$ —
December 1, 2025 - December 28, 2025	$ 69.11	955	$ 65,970
December 29, 2025 - February 1, 2026	$ —	—	$ —

Trading Plans

Our insider trading policy permits directors, officers, and other employees covered under the policy to establish, subject to certain conditions and limitations set forth in the policy, written trading plans which are intended to comply with Rule 10b5-1 under the Exchange Act, which permits automatic trading of our common stock or trading of our common stock by an independent person (such as a stockbroker) who is not aware of material, nonpublic information at the time of the trade.

Stock Performance Graph and Cumulative Total Return

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Everpure, Inc. under the Securities Act or the Exchange Act.

The following graph compares the cumulative total return to stockholders on our common stock relative to the cumulative total returns of the NYSE Composite Index and NYSE Arca Tech 100 Index for the five years ended February 1, 2026. The graph assumes that $100 (with reinvestment of all dividends) was invested in our common stock and in each index on January 31, 2021 and assumes the reinvestment of any dividends. The returns shown are based on historical results and are not intended to suggest future performance.



Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Investors should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in the section titled "Risk Factors" and in other parts of this Annual Report on Form 10-K. See also the section titled "Note Regarding Forward-Looking Statements" in this report. Our fiscal year end is the first Sunday after January 30.

The following discussion of our financial condition and results of operations covers fiscal 2026 and fiscal 2025 items and year-over-year comparisons between fiscal 2026 and fiscal 2025. Discussions of fiscal 2024 items and year-over-year comparisons between fiscal 2025 and 2024 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended February 2, 2025, that was filed with the SEC on March 27, 2025.

Overview

Everpure, formerly known as Pure Storage, is a global technology company providing an integrated storage and data management platform. Data is foundational to our customers' business transformation and increasingly central to their operational resilience and competitive differentiation. As data volumes expand and artificial intelligence (AI) becomes more deeply embedded in customers' operations, the ability to store, manage, govern, and derive greater value from their data is becoming as important as the infrastructure used to store it.

We began as a provider of flash-based storage systems. Over time, we have evolved into a company that delivers a cloud experience with an intelligent, unified storage and data management platform (the Everpure Platform) that virtualizes data across on-premises, hybrid, public cloud, and edge environments into a single storage layer with consistent control, built-in automation and continuous modernization. We are executing a focused strategy to modernize and simplify data center infrastructure for customers as AI adoption increases and power, space, and operational constraints intensify. Our vision of an all-flash data center integrates our foundation of simplicity and reliability with four major market trends that are impacting all organizations: (1) the shift towards modernizing data infrastructure with all-flash technology; (2) the growth of modern cloud-native applications; (3) increasing demand for data storage delivered as a service; and (4) increasing demand for data storage to support accelerating AI adoption while managing rising energy costs.

With the Everpure Platform, customers can build their own Enterprise Data Cloud (EDC), an architectural approach to storage and data management that allows organizations to centrally manage a virtualized cloud of data with unified control — spanning on-premises, hybrid, and public cloud environments — enabling intelligent, autonomous data management and consistent governance across the entire environment.

Components of Results of Operations

Revenue

We derive revenue primarily from sales of our integrated storage hardware and embedded licensed software products and storage-as-a-service offerings that comprise our Everpure Platform. Product revenue includes sales of our *FlashArray and FlashBlade* solutions*,* royalties from hyperscaler shipments, and sales of *Portworx by Everpure* term software licenses. Subscription services revenue includes sales of our portfolio of *Evergreen, Portworx by Everpure, and Everpure Cloud* consumption and subscription-based offerings, support and maintenance, and professional services such as installation and implementation services.

Provided that all other revenue recognition criteria have been met, we typically recognize product revenue for our integrated storage hardware products upon transfer of control to our customers and the satisfaction of our performance obligations. Products are typically shipped directly by us to customers, and our channel partners generally do not stock our inventory. Royalties from hyperscaler shipments of third party hardware that provide the customer a perpetual license to use our functional intellectual property (IP) are recognized when the revenue is earned based upon shipments by our supply chain partners. Revenue from *Portworx* term software licenses, which grant customers the right to use our functional IP for a specified period, is recognized at the point in time the software activation keys are made available to the customer for download at commencement of the initial or renewal term. For *Evergreen//Flex*, product revenue is recognized upon the commencement of the underlying subscription services. We expect our product revenue may vary from period to period based on, among other things, the timing and size of orders, delivery of products, hyperscaler shipments by our supply chain partners and the impact of significant transactions.

We generally recognize revenue from the fair value of subscription services provided ratably over the contractual service period or on a consumption basis based on the minimum usage commitment as well as usage above the commitment amount and professional services as delivered. We expect our subscription services revenue to continue to increase and in-line with our overall growth rate as more customers choose to consume our storage solutions as a service and our existing *Evergreen* subscription customers renew and expand their offerings.

Cost of Revenue

Cost of product revenue primarily consists of costs paid to our third-party contract manufacturers, which includes the costs of our raw material components, and personnel costs associated with our supply chain operations. Personnel costs consist of salaries, bonuses and stock-based compensation expense. Our cost of product revenue also includes allocated overhead costs, adjustments to inventory and purchase commitments based on forecasted demand, amortization of intangible assets pertaining to developed technology, and freight. Allocated overhead costs consist of certain employee benefits and facilities-related costs. We expect our cost of product revenue to increase in absolute dollars as our product revenue increases.

Cost of subscription services revenue primarily consists of personnel costs associated with delivering our subscription and professional services, part replacements, allocated overhead costs, depreciation of infrastructure used to deliver our subscription services, amortization of intangible assets pertaining to developed technology, and amortization of capitalized internal-use software. We expect our cost of subscription services revenue to increase in absolute dollars, as our subscription services revenue increases.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. Salaries and personnel-related costs, including stock-based compensation expense, are the most significant component of each category of operating expenses. Operating expenses also include allocated overhead costs for employee benefits, facilities, and certain information technology costs.

Research and Development. Research and development expenses consist primarily of employee compensation and related expenses, prototype expenses, depreciation associated with assets acquired for research and development, data center and cloud services costs, third-party engineering and contractor support costs, as well as allocated overhead. We expect our research and development expenses to increase in absolute dollars. Key incremental investments will focus on accelerating density of our direct flash modules, increasing the operational scale of our supply chain partners to support large production deployments for our hyperscaler customer, and accelerating product development.

Sales and Marketing. Sales and marketing expenses consist primarily of employee compensation and related expenses, sales commissions, marketing programs, travel and entertainment expenses as well as allocated overhead. Marketing programs consist of advertising, events, corporate communications and brand-building activities. We expect our sales and marketing expenses to increase in absolute dollars, including investments to capture additional growth opportunities, in particular, in the enterprise market.

General and Administrative. General and administrative expenses consist primarily of employee compensation and related expenses for administrative functions including finance, legal, human resources, facilities, IT and fees for third-party professional services as well as amortization of intangible assets pertaining to defensive technology patents and allocated overhead. We expect our general and administrative expenses to increase in absolute dollars, including investments in back-office systems to support continued business growth.

Restructuring and Impairment. Restructuring and impairment expenses consist primarily of employee severance and termination benefits, and certain lease impairment and abandonment charges.

Other Income (Expense), Net

Other income (expense), net consists primarily of interest income related to cash, cash equivalents and marketable securities, interest expense related to our debt, gains from an equity security, and gains (losses) from foreign currency transactions.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes in certain foreign jurisdictions in which we conduct business and current income taxes in the United States. Our foreign subsidiaries earn a profit margin based upon transfer pricing principles which require an arm's length return. Our foreign subsidiaries' sales and marketing expenses are expected to increase over time as we grow, resulting in higher pre-tax foreign earnings and higher foreign income taxes.

We have provided a full valuation allowance for U.S. deferred tax assets, which includes net operating loss carryforwards, capitalized research costs, and tax credits related primarily to research and development. When considering our historical earnings trend, sufficient positive evidence may become available where we will release all or a portion of the valuation allowance within 12 months. Release of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded.

Results of Operations

Basis of Presentation

We operate using a 52/53 week fiscal year ending on the first Sunday after January 30. Fiscal 2025 and 2026 were both 52-week years that ended on February 2, 2025 and February 1, 2026, respectively. Unless otherwise stated, all dates refer to our fiscal years.

Year Over Year Comparisons

Revenue

| | Fiscal Year Ended | | Change | |
	2025	2026	$	%
(in thousands)				
Product revenue	$ 1,699,494	$ 1,971,678	$ 272,184	16 %
Subscription services revenue	1,468,670	1,691,165	222,495	15 %
Total revenue	$ 3,168,164	$ 3,662,843	$ 494,679	16 %

The increase in product revenue during fiscal 2026 compared to fiscal 2025 was primarily driven by sales to enterprise customers of *FlashArray//XL*, *FlashArray//X*, and our *//E* family of solutions as well as royalties from hyperscaler shipments.

The increase in subscription services revenue during fiscal 2026 compared to fiscal 2025 was largely driven by increases in sales of our *Evergreen//One* consumption and subscription-based offerings and renewals of our *Evergreen* subscription services across our installed base.

During fiscal 2026 compared to fiscal 2025, total revenue in the United States grew by 12% from $2.2 billion to $2.5 billion, while total rest of the world revenue grew by 25% from $960.8 million to $1.2 billion.

Subscription Annualized Recurring Revenue (ARR)

We use Subscription ARR as a key business metric to evaluate the underlying performance of subscription services as of a point in time. Subscription ARR is not indicative of future revenue as events or circumstances that impact future revenue such as (i) future non-renewals or cancellations of existing contracts or renewals of expired contracts, (ii) expansion, contraction and churn of existing customers or the acquisition of new customers, and (iii) changes in customers' on-demand consumption of our subscription services are not reflected in Subscription ARR. Subscription ARR should be viewed independently of revenue, deferred revenue and remaining performance obligations and is not intended as a substitute for any of these items.

Subscription ARR is calculated as the annualized recurring contract value of all active, non-cancelable customer subscription agreements with subscription terms of any length at the end of a fiscal quarter, plus on-demand billings for the quarter multiplied by four. The contract values are the contracted amounts in effect at the end of a fiscal quarter and do not contemplate any adjustments made in accordance with ASC 606 such as the proportionate allocation of the contracted subscription amounts to other performance obligations based on standalone selling prices for contracts that have multiple performance obligations or vice versa that are reflected in subscription services revenue under U.S. generally accepted accounting principles. On-demand billings represent billings for consumption by our customers' most recent usage of our subscription services above the minimum usage commitment.

The following table sets forth our Subscription ARR for the periods presented:

(in thousands)	At the End of		Year-over-Year Growth
	Fiscal 2025	Fiscal 2026	%
Subscription annual recurring revenue	$ 1,657,806	$ 1,924,338	16 %

The year-over-year growth in our Subscription ARR at the end of fiscal 2026 was 16% compared to growth of 21% in fiscal 2025. The decline in year-over-year growth to 16% at the end of fiscal 2026 was primarily impacted by longer term renewals of our *Evergreen* subscription offerings.

Subscription Net Dollar Retention (NDR)

We use Subscription NDR as an indicator of our ability to successfully expand and grow revenue within our existing customer base on an annual basis. Our Subscription NDR, which approximates the year-over-year percentage growth in ARR from the same cohort of existing customers across comparable fiscal periods, was 117% and 113% for the fiscal years ended 2025 and 2026. Our Subscription NDR is calculated by dividing the current fiscal year-end ARR by the corresponding prior year-end ARR, for those customers with an active ARR balance as of a year ago. Current fiscal year-end ARR includes existing customer expansion, net of contraction and churn, but excludes ARR from new customers acquired in the current fiscal year period.

Remaining Performance Obligations

Total remaining performance obligations (RPO) which is total contracted but not recognized revenue was $3.7 billion at the end of fiscal 2026, and primarily includes non-cancelable Total Contract Value (TCV) sales for our storage-as-a-service offerings, including *Evergreen//One, Evergreen//Flex,* and *Everpure Cloud* consumption and subscription based offerings, as well as $228.5 million of non-cancelable product orders. RPO consists of both deferred revenue and non-cancelable amounts that are expected to be invoiced and recognized as revenue in future periods. Product orders are generally cancelable until delivery has occurred, and as such, unfulfilled product orders that are cancelable are excluded from RPO. Cancelable orders will fluctuate depending on numerous factors.

TCV sales for our storage-as-a-service offerings is a key business metric we use to evaluate the performance of our consumption and subscription based offerings. TCV sales for these offerings include recurring subscription fees, any non-recurring charges such as initial setup fees, and any other billable services directly tied to the execution of the underlying service contract. Year-over-year growth in RPO to 40% at the end of fiscal 2026 when compared to 14% at the end of fiscal 2025 was driven primarily by the execution of large deals and strength of our *Evergreen//Forever* and *Evergreen//One* offerings.

We expect to recognize approximately 45% of total RPO over the next 12 months, and the remainder thereafter. RPO is expected to increase as our subscription services business grows over time.

Cost of Revenue and Gross Margin

	Fiscal Year Ended		Change	
	2025	2026	$	%
(in thousands)				
Product cost of revenue	$ 562,736	$ 635,286	$ 72,550	13 %
Product stock-based compensation	12,611	16,158	3,547	28 %
Total expenses	$ 575,347	$ 651,444	$ 76,097	13 %
% of Product revenue	34 %	33 %		
Subscription services cost of revenue	$ 347,497	$ 399,216	$ 51,719	15 %
Subscription services stock-based compensation	32,611	34,230	1,619	5 %
Total expenses	$ 380,108	$ 433,446	$ 53,338	14 %
% of Subscription services revenue	26 %	26 %		
Total cost of revenue	$ 955,455	$1,084,890	$129,435	14 %
% of Revenue	30 %	30 %		
Product gross margin	66 %	67 %		
Subscription services gross margin	74 %	74 %		
Total gross margin	70 %	70 %		

The slight increase in product gross margin during fiscal 2026 when compared to fiscal 2025 was primarily due to product mix and, to a lesser extent, royalties from hyperscaler shipments, partially offset by higher component costs. Additionally, due to higher component costs, we are expecting product gross margin to sequentially decline in the first quarter of fiscal 2027 and normalize on a full year basis.

Subscription services gross margin remained relatively consistent during fiscal 2026 when compared to fiscal 2025 primarily driven by continued optimization and increased efficiencies in our technical services operations, combined with cost benefits from automating our service logistics workflows that support delivery of our *Evergreen* subscription services to our installed base, partially offset by amortization of capitalized software costs for the development of *Everpure Fusion* and *Everpure Cloud Azure Native* and higher employee compensation and related costs.

Operating Expenses

Operating expenses during fiscal 2025 were positively impacted as a result of the workforce alignment that we initiated in the fourth quarter of fiscal 2024.

Research and Development

(in thousands)	Fiscal Year Ended		Change	
	2025	2026	$	%
Research and development	$ 603,347	$ 725,270	$121,923	20 %
Stock-based compensation	201,058	238,021	36,963	18 %
Total expenses	$ 804,405	$ 963,291	$158,886	20 %
% of Total revenue	25 %	26 %		

The increase in research and development expense during fiscal 2026 compared to fiscal 2025 was primarily driven by an increase in employee compensation and related costs, including stock-based compensation and, to a lesser extent, an increase in equipment depreciation, and facilities-related costs.

Sales and Marketing

(in thousands)	Fiscal Year Ended		Change	
	2025	2026	$	%
Sales and marketing	$ 924,559	$1,077,299	$152,740	17 %
Stock-based compensation	96,355	104,189	7,834	8 %
Total expenses	$1,020,914	$1,181,488	$160,574	16 %
% of Total revenue	32 %	32 %		

The increase in sales and marketing expense during fiscal 2026 compared to fiscal 2025 was primarily driven by an increase in employee compensation and related costs, including sales commission expense, from growth in headcount and higher bookings achievement and, to a lesser extent, higher costs for sales and marketing events, and higher travel costs.

General and Administrative

(in thousands)	Fiscal Year Ended		Change	
	2025	2026	$	%
General and administrative	$ 207,560	$ 229,304	$ 21,744	10 %
Stock-based compensation	78,671	89,054	10,383	13 %
Total expenses	$ 286,231	$ 318,358	$ 32,127	11 %
% of Total revenue	9 %	9 %		

The increase in general and administrative expense during fiscal 2026 compared to fiscal 2025 was primarily driven by an increase in employee compensation and related costs, including stock-based compensation, from growth in headcount.

Restructuring and Impairment

During fiscal 2025, we recognized $15.9 million of restructuring and impairment costs. We recognized $9.5 million in incremental restructuring costs primarily associated with one-time severance and other termination benefits related to a workforce alignment plan that was initiated in the fourth quarter of fiscal 2024. We also recognized $6.4 million in abandonment and impairment charges related to certain leases associated with our former corporate headquarters that we ceased use in the second quarter of fiscal 2024. The incremental impairment charge was due to a revision to the underlying sublease assumptions during the first quarter of fiscal 2025.

Other Income (Expense), Net

(in thousands)	Fiscal Year Ended		Change
	2025	**2026**	**$**
Other income (expense), net	$ 62,576	$109,468	$ 46,892

The increase in other income (expense), net during fiscal 2026 compared to fiscal 2025 was primarily driven by higher net foreign exchange gains as the U.S. dollar weakened relative to certain foreign currencies and gain from the sale of an equity security, partially offset by a decrease in interest income from a lower balance in cash, cash equivalents and marketable securities and a lower interest rate environment.

Provision for Income Taxes

(in thousands)	Fiscal Year Ended		Change	
	2025	**2026**	**$**	**%**
Provision for income taxes	$ 41,095	$ 36,103	$ (4,992)	(12)%

The decrease in provision for income taxes during fiscal 2026 compared to fiscal 2025 was primarily driven by a decrease in U.S. taxable income due to the enactment of the One Big Beautiful Bill Act (OBBBA), which removed the requirement for domestic research and development capitalization under Section 174.

Liquidity and Capital Resources

At the end of fiscal 2026, we had cash, cash equivalents and marketable securities of $1.5 billion. Our cash and cash equivalents primarily consist of bank deposits and money market accounts. Our marketable securities generally consist of highly rated debt instruments of the U.S. government and its agencies, debt instruments of highly rated corporations, debt instruments issued by foreign governments, asset-backed securities, and municipal bonds.

We believe our existing cash, cash equivalents, marketable securities and revolving credit facility will be sufficient to fund our operating and capital needs for at least the next 12 months. Our future capital requirements will depend on many factors including our sales growth, the timing and extent of capital spending to support development efforts including investments to scale operations in support of our hyperscale customer and capture additional growth opportunities, the timing and extent of strategic inventory purchases to mitigate the impact of tariffs, higher commodity pricing, and supply chain disruptions, growth of our *Evergreen//One* offering, the addition or closure of office space, the timing of new product introductions, our share repurchases, the timing of renewal and/or repayment of borrowings under the revolving credit facility, and cash payments for tax withholding obligations for equity awards held by employees. We may continue to enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property and other licensing rights. For example, during the first quarter of fiscal 2027 we entered into a definitive agreement to acquire 1touch. We may enter into equipment financing arrangements and seek additional equity or debt financing in the future.

Purchase Obligations and Lease Commitments

At the end of fiscal 2026, we had non-cancelable contractual purchase obligations of $565.8 million, of which $418.8 million is payable within twelve months. These purchase obligations primarily includes non-cancelable inventory purchase commitments with contract manufacturers and suppliers, software service contracts and hosting arrangements.

At the end of fiscal 2026, aggregate future minimum lease payments under non-cancelable operating leases and finance leases were $254.9 million, of which $53.1 million is short-term. Non-cancelable operating leases include leases that have been executed, but not yet commenced. We lease office and data center facilities under operating leases expiring through July 2032 and lease certain engineering test equipment under finance leases.

Revolving Credit Facility

In June 2025, we entered into a Credit Agreement with a consortium of financial institutions and lenders that provides for a five-year, senior unsecured revolving credit facility of $500.0 million (Credit Facility) that expires on June 10, 2030, unless otherwise extended. Proceeds from borrowings under the Credit Facility may be used for general corporate purposes and working capital. The Credit Facility replaced our prior $300.0 million revolving credit facility in which the outstanding borrowings of $100.0 million was repaid in full and terminated effective June 10, 2025.

U.S. Dollar denominated borrowings under the Credit Facility will bear interest, at our option, at a base rate, subject to a floor of 0%, plus a margin ranging from 0% to 0.50%, or the term Secured Overnight Financing Rate (SOFR) rate (based on one, three or six-month interest periods), subject to a floor of 0%, plus a margin ranging from 0.875% to 1.50%. Interest is payable quarterly in arrears with respect to base rate borrowings and at the end of the interest period with respect to term SOFR borrowing. We are also obligated to pay an ongoing commitment fee on undrawn amounts at a rate ranging from 0.075% to 0.20% per annum, payable quarterly in arrears. The respective margins will fluctuate based on the then-applicable Consolidated Net Leverage Ratio (as defined in the Credit Agreement) and, if available, our debt rating.

We are subject to certain affirmative and negative covenants, including a Consolidated Net Leverage Ratio not to exceed 3.5:1 (which may be increased to 4:1 for the first six consecutive fiscal quarters after a qualified acquisition, as defined in the Credit Agreement) measured as of the last day of each fiscal quarter. As of the end of fiscal 2026, there were no outstanding borrowings and we were in compliance with all covenants under the Credit Facility.

Letters of Credit

At the end of fiscal 2025 and 2026, we had outstanding letters of credit in the aggregate amount of $7.2 million and $13.0 million in connection with our facility leases and a certain employee-related benefit, that mature on various dates through December 2031. Of the $13.0 million outstanding as of the end of fiscal 2026, $2.0 million is issued under the Credit Facility.

Share Repurchase Program and Shares Withheld to Cover Taxes

In fiscal 2026, our Board of Directors authorized an additional $650.0 million to repurchase shares of our common stock under our share repurchase program, of which $329.0 million remained available at the end of fiscal 2026. The authorization allows us to repurchase shares of our common stock opportunistically and will be funded from available working capital. Repurchases may be made at management's discretion from time to time on the open market through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing. The share repurchase program does not obligate us to acquire any of our common stock, has no end date, and may be suspended or discontinued by us at any time without prior notice. During fiscal 2026, we repurchased and retired approximately 5.6 million shares of common stock at an average purchase price of $60.93 per share for an aggregate repurchase price of $342.5 million.

During fiscal 2026, we withheld approximately 4.2 million shares to cover $271.7 million in tax withholding obligations.

Cash Flows

The following table summarizes our cash flows for the periods presented (in thousands):

	Fiscal Year Ended	
	2025	**2026**
Net cash provided by operating activities	$ 753,598	$ 880,085
Net cash used in investing activities	$ (218,200)	$ (108,069)
Net cash used in financing activities	$ (509,779)	$ (644,787)

Operating Activities

Net cash provided by operating activities consists of net income, adjusted for non-cash items and changes in operating assets and liabilities. Non-cash items primarily included stock-based compensation and depreciation and amortization. The year-over-year increase in net cash provided by operating activities was primarily driven by higher net income of $137.0 million, when excluding non-cash items, partially offset by a decrease of $10.5 million from changes in operating assets and liabilities. The decrease from changes in operating assets and liabilities were primarily impacted by higher deferred revenue driven by renewal of our *Evergreen* subscription services across our installed base, and lower payments for employee compensation. Partial offsets to operating cash inflows were increased billings from growth in revenue, increased inventory purchases to mitigate the impact of tariffs, higher component pricing and supply chain disruptions, and higher deferred commissions.

Our primary source of cash from operating activities during fiscal 2025 and 2026 were from cash collections from billings for sales of our product and subscription services.

Our primary uses of cash from operating activities during fiscal 2025 and 2026 were payments to our contract manufacturers, payments for employee compensation, and general corporate operating expenditures.

Investing Activities

Net cash used in investing activities during fiscal 2026 was driven by $264.3 million in capital expenditures and the purchase of a strategic investment, partially offset by net proceeds of $110.7 million in marketable securities and $52.5 million from the sale of an equity security. Key capital expenditures included investments for data center expansion to support testing of new products and services, investments to scale operations in support of our hyperscale customer, and funding of initiatives aimed at accelerating *Evergreen//One* subscription growth.

Net cash used in investing activities during fiscal 2025 was driven by $226.7 million in capital expenditures and the purchase of a strategic investment. Key capital expenditures included test equipment for new product innovation, and equipment supporting our *Evergreen//One* offering, investments to scale operations in support of our hyperscale customer, and construction costs related to our headquarters facility. Cash outflows were partially offset by maturities and net sales of marketable securities of $41.4 million.

Financing Activities

Net cash used in financing activities during fiscal 2026 was primarily driven by cash outflows related to share repurchases of $342.6 million, and tax withholding remittances on vested equity awards of $270.9 million, and repayment of the $100.0 million outstanding on our former credit facility that terminated in June 2025, partially offset by proceeds from the issuance of common stock under our employee stock purchase plan (ESPP) of $56.0 million, and the exercise of stock options of $18.4 million. The year-over-year increase in tax withholding remittances on vesting of equity awards was primarily driven by higher stock prices.

Net cash used in financing activities during fiscal 2025 was primarily driven by cash outflows related to share repurchases of $374.0 million, and tax withholding remittances on vesting of equity awards of $206.6 million, partially offset by proceeds from the issuance of common stock under our ESPP of $51.7 million, and the exercise of stock options of $27.2 million.

Off-Balance Sheet Arrangements

Through the end of fiscal 2026, we did not have any relationships with any entities or financial partnerships, such as structured finance or special purpose entities established for the purpose of facilitating off-balance sheet arrangements or other purposes.

Critical Accounting Policy and Estimates

Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. A summary of significant accounting policies applicable to our consolidated financial statements is included in Note 2 of our Notes to Consolidated Financial Statements in Part II, Item 8. We deem an accounting policy to be critical if the nature of the estimate or assumption it incorporates is subject to material level of judgment related to matters that are highly uncertain and changes in those estimates and assumptions are reasonably likely to materially impact our consolidated financial statements.

We evaluate our estimates and assumptions on an ongoing basis. Our estimates and judgments are based on historical experience, forecasted events and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe the accounting policy below has the most significant impact on our consolidated financial statements and require management's most difficult, subjective, or complex judgments.

Revenue Recognition

We generate revenue from two sources: (1) product revenue which includes sales of our integrated storage hardware and embedded licensed software products, royalties from hyperscaler shipments, and sale of *Portworx by Everpure* term licenses and (2) subscription services which includes sales of our storage-as-a-service consumption and subscription-based offerings, support and maintenance and professional services. We enter into contracts with customers that may include combinations of these products and subscription services, resulting in arrangements containing multiple promised performance obligations.

Determining whether our products and subscription services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. For these contracts, we account for individual performance obligations separately if they are distinct.

Revenue is recognized when, or as, control of the promised products or subscription services is transferred to the customer at the transaction price. The transaction price is determined based on the consideration which we will be entitled to in exchange for transferring goods or services to the customer. Transaction price may be adjusted for variable consideration which we estimate by applying the expected value or most likely estimate and subsequently update at each reporting period as additional information becomes available.

To recognize revenue for the products and subscription services for which control has been transferred, we allocate the transaction price for the contract among the identified performance obligations on a relative standalone selling price (SSP) basis. We establish SSP for most of our products and subscription services based on the observable price of the products or subscription services when sold separately in similar circumstances to similar customers. When the SSP is not directly observable through historical transactions, we estimate SSP based on management judgment by considering available data, such as internal margin objectives, pricing strategies, approved pricing guidelines, market/competitive conditions, historical profitability data, as well as other observable inputs. We establish SSP ranges for our products and subscription services and reassess them periodically.

Recent Accounting Pronouncements

Refer to Note 2 of our Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

We have operations both within the United States and internationally, and we are exposed to market risk in the ordinary course of our business.

Interest Rate Risk

Our cash, cash equivalents and marketable securities primarily consist of bank deposits and money market accounts, highly rated debt instruments of the U.S. government and its agencies, debt instruments of highly rated corporations, debt instruments issued by foreign governments, and asset-backed securities. At the end of fiscal 2025 and 2026, we had cash, cash equivalents and marketable securities of $1.5 billion. The carrying amount of our cash equivalents reasonably approximates fair value, due to the short maturities of these instruments. The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair value of our investments.

We considered the historical volatility of short-term interest rates and determined that it was reasonably possible that an adverse change of 100 basis points could be experienced in the near term. A hypothetical 1.00% (100 basis points) increase in interest rates would have resulted in a decrease in the fair value of our marketable securities of approximately $7.4 million as of the end of fiscal 2026.

Foreign Currency Exchange Risk

Our revenue is primarily denominated in U.S. dollars with a proportionally small amount denominated in foreign currencies. A portion of our operating expenses are incurred outside the United States and denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British pound, Euro, Koruna and Yen. Additionally, fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our statement of operations. Given the impact of foreign currency exchange rates has not been material to our historical operating results, we have not entered into any derivative or hedging transactions, but we may do so in the future if our exposure to foreign currency exchange should become more significant.

We considered the historical trends in currency exchange rates and determined that it was reasonably possible that adverse changes in exchange rates of 10% for all currencies could be experienced in the near term. These reasonably possible adverse changes in exchange rates of 10% were applied to total monetary assets and liabilities denominated in currencies other than U.S. dollar at the end of fiscal 2026 to compute the adverse impact these changes would have had on our income before income taxes in the near term. These changes would have resulted in an adverse impact on income before provision for income taxes of approximately $15.0 million at the end of fiscal 2026.

Item 8. Financial Statements and Supplementary Data.

EVERPURE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Everpure, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Everpure, Inc. and subsidiaries (the "Company") as of February 2, 2025 and February 1, 2026, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows, for each of the three years in the period ended February 1, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of February 2, 2025 and February 1, 2026, and the results of its operations and its cash flows for each of the three years in the period ended February 1, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of February 1, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 24, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Refer to Note 2 of the Financial Statements

Critical Audit Matter Description

The Company generates revenue from product revenue and subscription services revenue. For contracts that contain multiple performance obligations, the Company allocates the transaction price to each performance obligation based on a relative standalone selling price. The standalone selling price is determined based on the price at which the performance obligation is sold separately, or if not observable through past transactions, is estimated taking into account available information such as market conditions and internally approved pricing guidelines related to performance obligations. The determination of the standalone selling price requires management to make significant estimates and judgments related to market conditions and pricing guidelines. The allocation of the transaction price to each performance obligation may also require management to make significant estimates around future purchases of the related performance obligations.

We identified the determination of standalone selling price and allocation of the transaction price as a critical audit matter because of the significant judgments made by management in estimating standalone selling price when the price at which the performance obligation sold separately is not available and in estimating future purchases of certain performance obligations in the allocation of the transaction price to the related performance obligations. This required a high degree of auditor judgment and an increased extent of effort to perform qualitative evaluations of the audit evidence related to management's determination of the standalone selling price and estimate of future purchases.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to standalone selling price and estimate of future purchases included the following, among others:

• We tested the effectiveness of controls over the Company's methodology and determination of standalone selling price and allocation of the transaction price.

• We evaluated the appropriateness of the Company's methodology used to determine standalone selling price and future purchases by inquiring with management, comparing to historical analysis completed by the Company, internal forecasts, practices observed in the industry, and other significant assumptions, including retrospective review of forecasts to actual where applicable.

• We tested the underlying data that served as the basis for the Company's analysis and the mathematical accuracy of such analysis and verified the consistent application of the methodology of establishing standalone selling price.

• We evaluated the reasonableness of the Company's overall conclusion of standalone selling price and future purchases.

• We tested the allocation of the transaction price among performance obligations based on relative standalone selling price.

/s/ Deloitte & Touche LLP

San Jose, California
March 24, 2026

We have served as the Company's auditor since 2013.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Everpure, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Everpure, Inc. and subsidiaries (the "Company") as of February 1, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended February 1, 2026, of the Company and our report dated March 24, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

San Jose, California
March 24, 2026

EVERPURE, INC.

Consolidated Balance Sheets
(in thousands, except per share data)

		At the End of Fiscal		
		2025		2026
ASSETS				
Current assets:				
Cash and cash equivalents	$	723,583	$	854,873
Marketable securities		798,237		692,446
Accounts receivable, net of allowance of $940 and $203		680,862		944,844
Inventory		42,810		75,935
Deferred commissions, current		99,286		139,379
Prepaid expenses and other current assets		222,501		356,015
Total current assets		2,567,279		3,063,492
Property and equipment, net		461,731		587,022
Operating lease right-of-use assets		146,655		185,975
Deferred commissions, non-current		229,334		280,190
Intangible assets, net		19,074		7,346
Goodwill		361,427		365,075
Restricted cash		12,553		7,687
Other assets, non-current		165,889		177,472
Total assets	$	3,963,942	$	4,674,259
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	112,385	$	153,312
Accrued compensation and benefits		230,040		347,205
Accrued expenses and other liabilities		156,791		184,338
Operating lease liabilities, current		43,489		44,080
Deferred revenue, current		953,836		1,181,055
Debt, current		100,000		—
Total current liabilities		1,596,541		1,909,990
Operating lease liabilities, non-current		137,277		172,063
Deferred revenue, non-current		841,467		1,046,442
Other liabilities, non-current		82,182		100,096
Total liabilities		2,657,467		3,228,591
Commitments and contingencies (Note 7)				
Stockholders' equity:				
Preferred stock, par value of $0.0001 per share— 20,000 shares authorized; no shares issued and outstanding		—		—
Class A and Class B common stock, par value of $0.0001 per share— 2,250,000 (Class A 2,000,000, Class B 250,000) shares authorized; 326,102 and 330,353 Class A shares issued and outstanding		33		33
Additional paid-in capital		2,674,500		2,624,757
Accumulated other comprehensive income		954		1,709
Accumulated deficit		(1,369,012)		(1,180,831)
Total stockholders' equity		1,306,475		1,445,668
Total liabilities and stockholders' equity	$	3,963,942	$	4,674,259

See the accompanying notes to the consolidated financial statements.

EVERPURE, INC.

Consolidated Statements of Operations
(in thousands, except per share data)

	Fiscal Year Ended		
	2024	2025	2026
Revenue:			
Product	$ 1,622,869	$ 1,699,494	$ 1,971,678
Subscription services	1,207,752	1,468,670	1,691,165
Total revenue	2,830,621	3,168,164	3,662,843
Cost of revenue:			
Product	472,430	575,347	651,444
Subscription services	337,000	380,108	433,446
Total cost of revenue	809,430	955,455	1,084,890
Gross profit	2,021,191	2,212,709	2,577,953
Operating expenses:			
Research and development	736,764	804,405	963,291
Sales and marketing	945,021	1,020,914	1,181,488
General and administrative	252,243	286,231	318,358
Restructuring and impairment	33,612	15,901	—
Total operating expenses	1,967,640	2,127,451	2,463,137
Income from operations	53,551	85,258	114,816
Other income (expense), net	37,035	62,576	109,468
Income before provision for income taxes	90,586	147,834	224,284
Provision for income taxes	29,275	41,095	36,103
Net income	$ 61,311	$ 106,739	$ 188,181
Net income per share attributable to common stockholders, basic	$ 0.20	$ 0.33	$ 0.57
Net income per share attributable to common stockholders, diluted	$ 0.19	$ 0.31	$ 0.55
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	311,831	325,774	328,540
Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	332,568	342,704	342,992

See the accompanying notes to the consolidated financial statements.

EVERPURE, INC.

Consolidated Statements of Comprehensive Income
(in thousands)

	Fiscal Year Ended		
	2024	2025	2026
Net income	$ 61,311	$ 106,739	$ 188,181
Other comprehensive income:			
Unrealized net gains on available-for-sale securities	12,026	5,081	2,027
Less: reclassification adjustment for net gains on available-for-sale securities included in net income	(304)	(345)	(1,272)
Change in unrealized net gains on available-for-sale securities	11,722	4,736	755
Comprehensive income	$ 73,033	$ 111,475	$ 188,936

See the accompanying notes to consolidated financial statements.

EVERPURE, INC.

Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance at the end of fiscal 2023	304,076	$ 30	$ 2,493,769	$ (15,504)	$ (1,537,062)	$ 941,233
Issuance of common stock upon exercise of stock options	4,770	—	39,734	—	—	39,734
Stock-based compensation expense	—	—	337,146	—	—	337,146
Vesting of restricted stock units	14,038	2	(2)	—	—	—
Tax withholding on vesting of equity awards	(909)	—	(29,984)	—	—	(29,984)
Common stock issued under employee stock purchase plan	2,233	—	45,089	—	—	45,089
Repurchases of common stock	(4,686)	—	(135,801)	—	—	(135,801)
Issuance of common stock upon conversion of convertible senior notes	1	—	(356)	—	—	(356)
Other comprehensive income	—	—	—	11,722	—	11,722
Net income	—	—	—	—	61,311	61,311
Balance at the end of fiscal 2024	319,523	$ 32	$ 2,749,595	$ (3,782)	$ (1,475,751)	$ 1,270,094
Issuance of common stock upon exercise of stock options	2,067	—	26,905	—	—	26,905
Stock-based compensation expense	—	—	429,075	—	—	429,075
Vesting of restricted stock units	12,370	1	(1)	—	—	—
Tax withholding on vesting of equity awards	(3,518)	—	(208,833)	—	—	(208,833)
Common stock issued under employee stock purchase plan	2,388	—	51,736	—	—	51,736
Repurchases of common stock	(6,728)	—	(373,977)	—	—	(373,977)
Other comprehensive income	—	—	—	4,736	—	4,736
Net income	—	—	—	—	106,739	106,739
Balance at the end of fiscal 2025	326,102	$ 33	$ 2,674,500	$ 954	$ (1,369,012)	$ 1,306,475
Issuance of common stock upon exercise of stock options	1,284	—	18,377	—	—	18,377
Stock-based compensation expense	—	—	490,136	—	—	490,136
Vesting of restricted stock units	10,938	—	—	—	—	—
Tax withholding on vesting of equity awards	(4,212)	—	(271,650)	—	—	(271,650)
Common stock issued under employee stock purchase plan	1,863	—	56,042	—	—	56,042
Repurchases of common stock	(5,622)	—	(342,648)	—	—	(342,648)
Other comprehensive income	—	—	—	755	—	755
Net income	—	—	—	—	188,181	188,181
Balance at the end of fiscal 2026	330,353	$ 33	$ 2,624,757	$ 1,709	$ (1,180,831)	$ 1,445,668

See the accompanying notes to the consolidated financial statements.

EVERPURE, INC.

Consolidated Statements of Cash Flows
(in thousands)

		Fiscal Year Ended				
		2024		2025		2026
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	61,311	$	106,739	$	188,181
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		124,416		126,654		147,815
Stock-based compensation expense		331,427		421,306		481,652
Noncash portion of lease impairment and abandonment		16,766		4,630		—
Gain on strategic investment		—		—		(27,486)
Other		1,559		8,168		14,348
Changes in operating assets and liabilities, net of effects of acquisition:						
Accounts receivable, net		(49,687)		(18,640)		(264,051)
Inventory		6,810		(1,039)		(35,807)
Deferred commissions		(58,476)		(24,289)		(90,949)
Prepaid expenses and other assets		(25,669)		(121,657)		(159,863)
Operating lease right-of-use assets		35,499		34,162		41,454
Accounts payable		13,468		30,439		37,702
Accrued compensation and other liabilities		43,317		30,261		161,486
Operating lease liabilities		(31,891)		(43,917)		(46,591)
Deferred revenue		208,872		200,781		432,194
Net cash provided by operating activities		677,722		753,598		880,085
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchases of property and equipment		(195,161)		(226,727)		(264,344)
Acquisition		—		—		(4,263)
Purchases of strategic investments		—		(31,080)		(2,405)
Purchases of marketable securities		(471,501)		(471,747)		(459,140)
Sales of marketable securities		59,053		100,975		361,751
Maturities of marketable securities		605,855		412,129		208,127
Sale of strategic investment		—		—		52,485
Other		5,000		(1,750)		(280)
Net cash provided by (used in) investing activities		3,246		(218,200)		(108,069)
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from exercise of stock options		39,770		27,167		18,377
Proceeds from issuance of common stock under employee stock purchase plan		45,089		51,736		56,042
Proceeds from borrowings		106,890		—		—
Payments of financing costs for revolving credit facility		—		—		(2,080)
Principal payments on borrowings and finance lease obligations		(586,199)		(8,118)		(103,534)
Tax withholding on vesting of equity awards		(29,984)		(206,587)		(270,944)
Repurchases of common stock		(135,801)		(373,977)		(342,648)
Net cash used in financing activities		(560,235)		(509,779)		(644,787)
Net increase in cash, cash equivalents and restricted cash		120,733		25,619		127,229
Cash, cash equivalents and restricted cash, beginning of year		591,398		712,131		737,750
Cash, cash equivalents and restricted cash, end of year	$	712,131	$	737,750	$	864,979
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR						
Cash and cash equivalents	$	702,536	$	723,583	$	854,873
Restricted cash		9,595		14,167		10,106
Cash, cash equivalents and restricted cash, end of year	$	712,131	$	737,750	$	864,979
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION						
Cash paid for interest	$	5,834	$	7,181	$	2,273
Cash paid for income taxes	$	28,667	$	38,082	$	32,519
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING AND FINANCING INFORMATION						
Property and equipment purchased but not yet paid	$	15,709	$	16,205	$	19,430

See the accompanying notes to the consolidated financial statements.

EVERPURE, INC.

Notes to Consolidated Financial Statements

Note 1. Business Overview

Organization and Description of Business

Everpure, Inc. (the Company, we, us, or other similar pronouns) was originally incorporated in the state of Delaware in October 2009 under the name OS76, Inc. In January 2010, we changed our name to Pure Storage, Inc. In February 2026, we changed our name to Everpure, Inc. to reflect our strategic evolution from redefining storage to rethinking data management, as we help customers unleash the power of data. We are headquartered in Santa Clara, California and have wholly owned subsidiaries throughout the world.

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

We operate using a 52/53 week fiscal year ending on the first Sunday after January 30. Fiscal 2024, 2025, and 2026 were 52-week years that ended on February 4, 2024, February 2, 2025 and February 1, 2026, respectively. Unless otherwise stated, all dates refer to our fiscal years.

The consolidated financial statements include the accounts of the Company and our wholly owned subsidiaries and have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions due to risks and uncertainties. Such estimates include, but are not limited to, the determination of standalone selling price for revenue arrangements with multiple performance obligations when the price at which the performance obligation sold separately or observable past transactions are not available, useful lives of intangible assets and property and equipment, the period of benefit for deferred contract costs for commissions, fair value for certain stock-based awards, provision for income taxes including related reserves, fair value of leases and impairment of related right-of-use (ROU) assets. Management bases its estimates on historical experience and on various other assumptions which management believes to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Foreign Currency

The functional currency of our foreign subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the average exchange rate in effect during the period. At the end of each reporting period, monetary assets and liabilities are remeasured using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are remeasured at historical exchange rates. Foreign currency transaction gains and losses are recorded in other income (expense), net in the consolidated statements of operations.

Concentration Risk

Financial instruments that are exposed to concentration of credit risk consist primarily of cash and cash equivalents, marketable securities, and accounts receivable. At the end of fiscal 2025 and 2026, the majority of our cash and cash equivalents are primarily invested with two global financial institutions and our deposits exceed federally insured limits. These two global financial institutions were identified by the Financial Stability Board in 2025 as being global systemically important banks and are allocated to buckets 3 or higher. Our investments are intended to facilitate liquidity and capital preservation and consist predominantly of highly-rated fixed income securities. Our investment policy also requires diversification of investment type and credit exposures, and includes certain limits on portfolio duration. Management believes that the financial institutions that hold our cash, cash equivalents and marketable securities are financially sound and, accordingly, are subject to minimal credit risk.

We define a customer as an entity that purchases our products and services from one of our channel partners or from us directly. A substantial amount of our revenue and accounts receivable are derived from the United States across a multitude of industries. We perform ongoing evaluations to determine partner and customer credit.

One customer accounted for more than 10 percent of revenue for fiscal 2024 and more than 10 percent of total accounts receivable at the end of fiscal 2025. No customer or channel partner accounted for more than 10 percent of revenue for fiscal 2025 and 2026 or total accounts receivable at the end of fiscal 2026.

We rely on a limited number of contract manufacturers and suppliers of components for our products. In instances where contract manufacturers and suppliers fail to perform their obligations, we may be unable to find alternative contract manufacturers and suppliers or satisfactorily deliver our products to our customers on time.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and highly liquid investments, primarily money market accounts and U.S. government treasury notes, purchased with an original maturity of three months or less.

Marketable Securities

We classify our marketable securities as available-for-sale (AFS) at the time of purchase and reevaluate such classification at each balance sheet date. We may sell these securities at any time for use in current operations even if they have not yet reached maturity. As a result, we classify our securities, including those with maturities beyond twelve months, as current assets in the consolidated balance sheets. We carry these securities at estimated fair value and record unrealized gains and losses in accumulated other comprehensive income (loss), which is reflected as a component of stockholders' equity. We evaluate our AFS debt securities with an unamortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses with changes in the allowance for credit losses recognized as a charge to other income (expense), net, in the consolidated statements of operations. Any remaining impairment is included in accumulated other comprehensive income as a component of stockholders' equity. Realized gains and losses from the sale of marketable securities are determined based on the specific identification method and are reported in other income (expense), net in the consolidated statements of operations.

Strategic Investments

Our strategic investments consist primarily of equity investments in privately-held companies without readily determinable fair values in which we do not own a controlling interest or exercise significant influence. These investments are recorded at cost using the fair value measurement alternative and are adjusted for observable price changes from orderly transactions for identical or similar investments of the same issuer or impairment events. Additionally, we assess these investments quarterly for impairment. Adjustments and impairments, if any, are recorded in other income (expense), net in the consolidated statements of operations.

Nonqualified Deferred Compensation Plan (NQDC)

Deferred compensation payments are held in investment accounts within a consolidated NQDC trust. The trust is classified in other assets, non-current in the consolidated balance sheets as the funds in the trust are not available for use in our operations. The value of the trust is adjusted each quarter based on the fair value of the underlying investments which are considered trading securities, with unrealized gains and losses classified as other income (expense), net in the consolidated statements of operations.

Our obligation with respect to the NQDC trust is recorded in other liabilities, non-current in the consolidated balance sheets. Increases or decreases in the fair value of the NQDC trust liability are recognized as compensation expense in the consolidated statements of operations. There is no net impact to our net income from the fair value adjustments as changes in the fair value of the investment accounts held in the NQDC trust and the NQDC trust liability offset.

Fair Value of Financial Instruments

The carrying value of our financial instruments, including cash equivalents, accounts receivable, accounts payable, accrued liabilities, and debt, approximates fair value.

Accounts Receivable and Allowance

Accounts receivable are recorded at the invoiced amount, and stated at realizable value, net of an allowance for doubtful accounts. Credit is extended to partners and customers based on an evaluation of their financial condition and other factors. We generally do not require collateral or other security to support accounts receivable. We perform ongoing credit evaluations and maintain an allowance for doubtful accounts.

We assess the collectability of the accounts by taking into consideration the aging of our trade receivables, historical experience, and management judgment. We write off trade receivables against the allowance when management determines a balance is uncollectible and no longer actively pursues collection of the receivable.

Changes to the allowance for doubtful accounts balance during fiscal 2024, 2025 and 2026 were not material.

Restricted Cash

Restricted cash is associated with our letters of credit for leases and certain employee-related benefits. At the end of fiscal 2025 and 2026, we had restricted cash of $14.2 million and $10.1 million. Included in these amounts was $1.6 million and $2.4 million at the end of fiscal 2025 and 2026 in prepaid expenses and other current assets in our consolidated balance sheets.

Inventory

Inventory consists of finished goods and component parts, which are purchased from contract manufacturers. Product demonstration units, which we regularly sell, are the primary component of our inventories. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the specific identification method for finished goods and weighted-average method for component parts. We account for excess and obsolete inventory by reducing the carrying value to the estimated net realizable value of the inventory based upon management's assumptions about future demand and market conditions.

In addition, we record a liability for firm, non-cancelable and unconditional purchase commitments with contract manufacturers and suppliers for quantities in excess of future demand forecasts consistent with excess and obsolete inventory valuations. The liabilities for these purchase commitments amounted to $13.6 million and $3.2 million at the end of fiscal 2025 and 2026 and are reported in accrued expenses and other liabilities in the consolidated balance sheets.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets (test and infrastructure equipment—5 to 7 years, computer equipment and software—4 to 7 years, furniture and fixtures—7 years). Leasehold improvements are amortized over the shorter of their estimated useful lives or the remaining lease term. Depreciation commences once the asset is placed in service.

In accordance with our accounting practices, we review the estimated useful lives of our property and equipment on an ongoing basis. In the third quarter of fiscal 2025, management determined that the estimated useful lives of our test and infrastructure equipment and assets supporting our *Evergreen//One* offerings should be revised from 4 years to a range of 5 to 7 years. The change in estimated useful lives was recognized on a prospective basis effective at the beginning of the third quarter of fiscal 2025. The effect of this change in estimate resulted in an aggregate reduction to depreciation expense and corresponding increase in net income of $20.1 million, or $0.06 per basic and diluted share, during fiscal 2025.

Goodwill

Goodwill represents the excess of the purchase price consideration over the estimated fair value of the tangible and intangible assets acquired and liabilities assumed in a business combination. Goodwill is evaluated for impairment annually in the fourth quarter of our fiscal year as a single reporting unit, and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable. We may elect to qualitatively assess whether it is more likely than not that the fair value of our reporting unit is less than its carrying value. If we opt not to qualitatively assess, a quantitative goodwill impairment test is performed. The quantitative test compares our reporting unit's carrying amount, including goodwill, to its fair value calculated based on our enterprise value. If the carrying amount exceeds its fair value, an impairment loss is recognized for the excess.

Purchased Intangible Assets

Purchased intangible assets with finite lives are stated at cost, net of accumulated amortization. We amortize our intangible assets on a straight-line basis over an estimated useful life of three to seven years.

Impairment of Long-Lived Assets

We review our long-lived assets, including property and equipment, intangible assets and ROU assets associated with leased facilities, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of these assets by comparing the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If the total of the future undiscounted cash flows is less than the carrying amount of an asset, we record an impairment charge for the amount by which the carrying amount of the asset exceeds its fair value.

Deferred Commissions

Deferred commissions consist of incremental costs paid to our sales force to obtain customer contracts. Deferred commissions related to product revenue are recognized upon transfer of control to customers. As the deferred commissions paid for initial contracts are not commensurate with the amounts paid for renewal contracts, such amounts are amortized over an expected benefit period of six years. We determine the expected benefit period by evaluating our technology development life cycle, expected customer relationship period and other factors. Deferred commissions paid for renewal contracts are amortized over the related contractual period. We classify deferred commissions as current and non-current in our consolidated balance sheets based on the timing of when we expect to recognize the expense. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of operations.

Lessee Leases

We assess whether an arrangement contains a lease at inception and, if so, we evaluate the classification of the lease as operating or finance. Lease liabilities are recognized at the present value of the future lease payments at commencement date. The interest rate implicit in our operating and finance leases is not readily determinable, and therefore an incremental borrowing rate is estimated to determine the present value of future payments. The estimated incremental borrowing rate factors in a hypothetical interest rate on a collateralized basis with similar terms, payments, and economic environments. The lease ROU asset is determined based on the lease liability initially established and reduced for any prepaid lease payments and any lease incentives. We account for the lease and non-lease components of operating and finance lease contract consideration as a single lease component.

Certain of the operating lease agreements contain rent concession, rent escalation, and option to renew provisions. Rent concession and rent escalation provisions are considered in determining the lease cost. Lease cost under our operating leases is recognized on a straight-line basis over the lease term commencing on the date we have the right to use the leased property. We generally use the base, non-cancelable, lease term when recognizing the lease assets and liabilities, unless it is reasonably certain that an extension or termination option will be exercised. In addition, certain of our operating lease agreements contain tenant improvement allowances from our landlords. These allowances are accounted for as lease incentives and reduce our ROU asset and lease cost over the lease term.

For short-term leases (defined as leases that, at the commencement date, have a lease term of twelve months or less, and do not include an option to purchase the underlying asset that we are reasonably certain to exercise), we recognize rent expense in our consolidated statements of operations on a straight-line basis over the lease term and record variable lease payments as incurred.

Our finance leases contain a purchase option at the end of the lease term that we are reasonably certain to exercise. As such, we include the purchase option in the measurement of the finance lease liability and utilize the useful life of the underlying assets as the period to amortize the finance lease ROU assets over on a straight-line basis. We record interest expense for finance lease liabilities based on the incremental borrowing rate. Assets recognized are included in property and equipment, net, and the short and long-term lease liabilities are included in accrued expenses and other liabilities, non-current, in the consolidated balance sheets.

Lessor Leases

We will at times lease our storage and data management solutions and subscription services. Total net consideration is allocated to each component based on relative standalone selling price. The amounts allocated to the lease and non-lease components are accounted for in accordance with ASC 842 and ASC 606, respectively.

For sales-type leases, we recognize the selling profit or loss upfront and a lease receivable equal to the present value of the future lease payments is included in prepaid expenses and other current assets and other assets, non-current in our consolidated balance sheets. The future lease payments are discounted using the interest rate implicit in the lease or our incremental borrowing rate if the implicit interest rate cannot be reasonably determined. Lease income associated with sales-type leases are classified as product revenue in our consolidated statements of operations.

For operating leases, we recognize the lease income over the lease term as subscription services revenue in our consolidated statements of operations.

Revenue associated with non-lease components are classified primarily as subscription services revenue in our consolidated statements of operations.

Initial direct costs are incremental costs directly related to negotiating and executing the lease and are allocated to the lease and non-lease components based on relative standalone selling price. Initial direct costs allocated to sales-type leases are expensed immediately and included in the selling profit or loss while initial direct costs allocated to operating leases are deferred and amortized on a straight line basis over the lease term as an operating expense.

Deferred Revenue

Deferred revenue primarily consists of amounts that have been invoiced but have not yet been recognized as revenue and performance obligations pertaining to subscription services. The current portion of deferred revenue represents the amounts that are expected to be recognized as revenue within one year of the consolidated balance sheet dates.

Revenue Recognition

We generate revenue from two sources: (1) product revenue which includes sales of our integrated storage hardware and embedded licensed software products, royalties from hyperscaler shipments, and sales of *Portworx by Everpure* term software licenses, and (2) subscription services revenue which includes primarily sales of our *Evergreen* and *Portworx by Everpure* consumption and subscription-based offerings, support and maintenance, and professional services such as installation and implementation services.

We typically recognize product revenue for our integrated storage hardware and embedded licensed software products upon transfer of control to our customers and the satisfaction of our performance obligations. Royalties from hyperscaler shipments of third party hardware that provide the hyperscaler customer a perpetual license to use our functional intellectual property (IP) are recognized when the revenue is earned based upon shipments by our supply chain partners. Revenue from *Portworx* term software licenses, which grant customers the right to use our functional IP for a specified period, is recognized at the point in time the software activation keys are made available to the customer for download at commencement of the initial or renewal term. For *Evergreen//Flex*, product revenue is recognized upon the commencement of the underlying subscription services. Products are typically shipped directly by us to customers.

We recognize subscription services revenue from *Evergreen//Forever* and *Evergreen//Flex* ratably over the contractual term, which generally ranges from one to six years. The majority of our product solutions are sold with either a *Evergreen//Forever* or *Evergreen//Flex* subscription service agreement, which begins upon either transfer of control of the corresponding products or commencement of the subscription services to our customers. In addition, the subscription service agreement provides our customers with a new controller based upon certain contractual terms. The controller refresh represents a separate performance obligation that is included within the subscription service agreement and the allocated revenue is recognized upon shipment of the controller. Costs associated with E*vergreen//Forever* and *Evergreen//Flex* subscription services are expensed when incurred.

Our *Evergreen//Forever* and *Evergreen//Flex* subscription services also include the right to receive unspecified software updates and upgrades on a when-and-if-available basis, software bug fixes, replacement parts and other services related to the underlying infrastructure, as well as access to our cloud-based management and support platform.

For *Evergreen//One*, subscription services revenue is recognized over the contractual term on a consumption basis, beginning on the commencement date of the underlying subscription services to our customers. Our *Evergreen//One* subscription services agreement generally includes a minimum usage commitment amount as well as fees for usage in excess of such amount.

We also sell professional services such as installation and implementation consulting services and the related revenue is recognized as services are performed.

We recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration we expect to be entitled in exchange for those goods or services. This is achieved through applying the following five-step approach:

- *Identification of the contract, or contracts with a customer*
- *Identification of the performance obligations in the contract*
- *Determination of the transaction price*
- *Allocation of the transaction price to the performance obligations in the contract*
- *Recognition of revenue when, or as, we satisfy a performance obligation*

When applying this five-step approach, we apply judgment in determining the customer's ability and intention to pay, which is based on a variety of factors including the customer's historical payment experience and/or published credit and financial information pertaining to the customer. To the extent a customer contract includes multiple promised goods or services, we determine whether promised goods or services should be accounted for as a separate performance obligation. The transaction price is determined based on the consideration which we will be entitled to in exchange for transferring goods or services to the customer. For contracts that contain multiple performance obligations, we allocate the transaction price to each performance obligation based on a relative standalone selling price (SSP). The SSP is determined based on the price at which the performance obligation is sold separately, or if not observable through past transactions, is estimated taking into account available information such as market conditions and internally approved pricing guidelines related to performance obligations.

Warranty

We generally provide a three-year warranty on hardware and a 90-day warranty on our software embedded in the hardware that commences upon shipment. Our hardware warranty provides for parts replacement for defective components and our software warranty provides for bug fixes. Our *Evergreen* subscription agreement provides for the same parts replacement that customers are entitled to under our warranty program, except that replacement parts are delivered according to targeted response times to minimize disruption to our customers' critical business applications. Substantially all customers purchase *Evergreen* subscription agreements. We will establish a warranty reserve for specifically identified products if and when we determine we have systemic product failure. Our estimate for future estimated costs related to warranty activities is based upon historical product failure rates and historical costs incurred in correcting product failures. Warranty reserves at the end of fiscal 2025 and 2026 were not material.

Research and Development

Research and development costs are expensed as incurred. Research and development costs consist primarily of employee compensation and related expenses, prototype expenses, to the extent there is no alternative use for that equipment, depreciation of equipment used in research and development, third-party engineering and contractor support costs, data center and cloud services costs as well as allocated overhead costs.

Capitalized Internal-Use Software Costs

We expense costs to develop software that is externally marketed before technological feasibility is reached. We have determined that technological feasibility is reached shortly before the release of our products and as a result, the development costs incurred after the establishment of technological feasibility and before the release of those products have not been significant and accordingly, have been expensed as incurred.

We capitalize (i) costs incurred to develop or modify software solely for our internal use, including hosted applications used to deliver our support services, and (ii) certain implementation costs incurred in a hosting arrangement that is a service contract when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, and it is probable the project will be completed and used to perform the intended function. Costs related to preliminary project activities and post implementation activities are expensed as incurred.

Software development costs are capitalized to property, plant and equipment and amortized using the straight-line method over an estimated useful life ranging from four to six years. Software development costs capitalized to property and equipment were $29.4 million and $29.3 million for fiscal 2025 and 2026. Amortization expense for software development costs was $3.5 million, $4.1 million and $13.0 million during fiscal 2024, 2025 and 2026.

Software implementation costs are capitalized to either prepaid and other current assets or other assets, non-current in our consolidated balance sheets and amortized over the terms of the associated hosting arrangements. Software implementation costs capitalized were $0.6 million and $17.6 million for fiscal 2025 and 2026. Amortization expense for software implementation costs was $2.4 million, $4.0 million and $4.4 million during fiscal 2024, 2025 and 2026.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses were $11.3 million, $6.2 million and $8.8 million for fiscal 2024, 2025 and 2026.

Stock-Based Compensation

Stock-based compensation includes expenses related to restricted stock units (RSUs), performance-based restricted stock units (PRSUs), market-based long-term performance incentive restricted stock units (LTP Awards), stock options and purchase rights issued to employees under our employee stock purchase plan (ESPP).

The fair value of RSUs and PRSUs are measured at the fair market value of the underlying stock at the grant date. The fair value of LTP Awards on the grant date is calculated using a Monte Carlo simulation model that takes into account similar input assumptions as the Black-Scholes option pricing model as well as the possibility that the market condition may not be satisfied and a post-vest holding period discount. We determine the fair value of ESPP purchase rights and stock options on the date of grant utilizing the Black-Scholes option pricing model, which is impacted by the fair value of our common stock, as well as changes in assumptions regarding a number of subjective variables. These variables include the expected common stock price volatility over the term of the purchase rights or options, the expected term of the purchase rights or options, risk-free interest rates and expected dividend yield.

We recognize stock-based compensation expense for stock-based awards with only service conditions on a straight-line basis over the period during which an employee is required to provide services in exchange for the award (generally the vesting period of the award).

For stock-based awards granted to employees that include a performance condition, we recognize stock-based compensation expense for these awards under the accelerated attribution method over the requisite service period when management determines it is probable that the performance condition will be satisfied.

For stock-based awards granted to employees that include a market condition, we recognize stock-based compensation expense under the accelerated attribution method over the requisite service period. Stock-based compensation expense that was previously recognized is not reversed if the market condition is ultimately not met.

We account for forfeitures as they occur for all stock-based awards.

Restructuring

Personnel-related restructuring charges include severance and other separation costs associated with workforce realignment action plans. We accrue for these costs when it is probable that the benefits will be paid and the amount is reasonably estimable if the costs are associated with a substantive ongoing benefit arrangement, including amounts that are mandated pursuant to a contract or law. We evaluate and adjust the liabilities based on actual costs incurred or changes in estimates. We generally recognize a liability for one-time termination benefit costs based on its fair value at the communication date when management has committed to a termination plan and notified the affected employees.

Income Taxes

We account for income taxes using the asset and liability method. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance to amounts that are more likely than not to be realized.

We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement.

Recently Adopted Accounting Pronouncement

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires greater disaggregation of tax information in rate reconciliation and income taxes paid by jurisdiction. We adopted this standard on a prospective basis for our fiscal year 2026. The adoption of this standard resulted in expanded disclosures, but did not have an impact to our consolidated financial statements. Refer to Note 14—Income Taxes for further information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, which requires additional disclosures of specific expense categories included within each expense caption presented on the Statements of Operations. The new standard can be applied on either a fully retrospective or prospective basis. ASU 2024-03 will be effective for our fiscal year beginning February 1, 2027, and interim periods within our fiscal year beginning February 7, 2028, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statement disclosures.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use-Software*, which amends the cost capitalization criteria for internal-use software development costs by removing all references to software project development stages and providing new guidance on how to evaluate whether the probable-to-complete recognition threshold has been met. The new standard can be applied on either a fully retrospective, modified transition, or prospective basis. ASU 2025-06 will be effective for our fiscal years beginning after fiscal 2028 and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of this standard on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which clarifies that the interim reporting requirements in Topic 270 apply to all entities that issue interim financial statements prepared in accordance with U.S. GAAP and consolidates such requirements within Topic 270. The amendments provide a comprehensive list within Topic 270 of required interim disclosures, establish a principle requiring disclosure of events or changes occurring after the end of the most recent annual reporting period that have a material impact on interim results. and clarifies the form and content requirements applicable to interim financial statements. ASU 2025-11 will be effective for our fiscal year beginning February 7, 2028, with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements and related disclosures.

Note 3. Financial Instruments

Fair Value Measurements

We define fair value as the exchange price that would be received from sale of an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We measure our financial assets and liabilities at fair value at each reporting period using a fair value hierarchy which requires us to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Three levels of inputs may be used to measure fair value:

• *Level 1* - Observable inputs are unadjusted quoted prices in active markets for identical assets or liabilities;

• *Level 2* - Observable inputs are quoted prices for similar assets and liabilities in active markets or inputs other than quoted prices that are observable for the assets or liabilities, either directly or indirectly through market corroboration, for substantially the full term of the financial instruments; and

• *Level 3* - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs are based on our own assumptions used to measure assets and liabilities at fair value and require significant management judgment or estimation.

Cash Equivalents, Marketable Securities and Restricted Cash

We measure our cash equivalents, marketable securities and restricted cash at fair value on a recurring basis. We classify these assets within Level 1 or Level 2 because they are valued using either quoted market prices or inputs other than quoted prices which are directly or indirectly observable in the market, including readily-available pricing sources for the identical underlying security which may not be actively traded. Our fixed income available-for-sale securities consist of high quality, investment grade securities from diverse issuers. The valuation techniques used to measure the fair value of our marketable securities were derived from non-binding market consensus prices that are corroborated by observable market data or quoted market prices for similar instruments.

The following tables summarize these assets by significant investment categories and their classification within the fair value hierarchy and in our consolidated balance sheets at the end of fiscal 2025 and 2026 (in thousands):

	At the End of Fiscal 2025						
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash Equivalents	Marketable Securities	Restricted Cash
Level 1							
Money market accounts	$ —	$ —	$ —	$ 264,067	$ 258,750	$ —	$ 5,317
Level 2							
U.S. government treasury notes	360,578	735	(146)	361,167	27,663	333,504	—
U.S. government agencies	1,400	—	—	1,400	—	1,400	—
Corporate debt securities	395,532	1,903	(55)	397,380	—	397,380	—
Foreign government bonds	700	3	—	703	—	703	—
Asset-backed securities	64,926	331	(7)	65,250	—	65,250	—
Total	$ 823,136	$ 2,972	$ (208)	$1,089,967	$ 286,413	$ 798,237	$ 5,317

	At the End of Fiscal 2026					
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash Equivalents	Marketable Securities
Level 1						
Money market accounts	$ —	$ —	$ —	$ 297,462	$ 297,462	$ —
Level 2						
U.S. government treasury notes	289,069	790	(95)	289,764	19,387	270,377
U.S. government agencies	9,194	148	(1)	9,341	—	9,341
Corporate debt securities	335,347	2,341	(1)	337,687	—	337,687
Foreign government bonds	6,555	3	—	6,558	—	6,558
Asset-backed securities	47,768	324	—	48,092	—	48,092
Municipal bonds	20,381	18	(8)	20,391	—	20,391
Total	$ 708,314	$ 3,624	$ (105)	$ 1,009,295	$ 316,849	$ 692,446

The amortized cost and estimated fair value of our marketable securities are shown below by contractual maturity (in thousands):

	At the End of Fiscal 2026			
	Amortized Cost		Fair Value	
Due within one year	$	241,996	$	242,921
Due in one to five years		446,738		449,332
Due in five to ten years		193		193
Total	$	688,927	$	692,446

Unrealized losses on our marketable securities have not been recorded into income because we do not intend to sell nor is it more likely than not that we will be required to sell these investments prior to recovery of their amortized cost basis. The fair value of our marketable securities is impacted by the interest rate environment and related credit spreads. The credit ratings associated with our marketable securities are highly rated and the issuers continue to make timely principal and interest payments. As a result, there were no credit or non-credit impairment charges recorded in fiscal 2024, 2025, and 2026. The following table presents the fair values and gross unrealized losses for those investments that were in a continuous unrealized loss position at the end of fiscal 2025 and 2026, aggregated by investment category (in thousands):

	At the End of Fiscal 2025							
	12 Months or less		Greater than 12 months		Total			
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value		Unrealized Loss	
U.S. government treasury notes	$ 99,397	$ (146)	$ —	$ —	$ 99,397		$ (146)	
Corporate debt securities	33,619	(55)	1,998	—	35,617		(55)	
Asset-backed securities	10,702	(7)	30	—	10,732		(7)	
Total	$ 143,718	$ (208)	$ 2,028	$ —	$ 145,746		$ (208)	

	At the End of Fiscal 2026			
	12 Months or less			
	Fair Value		Unrealized Loss	
U.S. government treasury notes	$	85,422	$	(95)
U.S. government agencies		2,999		(1)
Corporate debt securities		942		(1)
Foreign government bonds		2,970		—
Municipal bonds		6,610		(8)
Total	$	98,943	$	(105)

Realized gains or losses on sale of marketable securities were not significant for all periods presented.

Strategic Investments

Strategic investments primarily include equity investments in privately-held companies without readily determinable fair values and in which we do not own a controlling interest or exercise significant influence. At the end of fiscal 2025 and 2026, the carrying amount of these investments was $36.7 million and $14.1 million and included primarily in other assets, non-current in our consolidated balance sheets. During fiscal 2026, one of the privately-held companies completed its initial public offering and we subsequently sold our publicly-held equity security for $52.5 million realizing a gain of $27.5 million.

Strategic investments that are remeasured due to an observable event or impairment are classified as Level 3 in the fair value hierarchy as nonrecurring fair value measurements may include observable and unobservable inputs. Adjustments made under the fair value measurement alternative were either none or not material during fiscal 2024, 2025 and 2026.

Other Financial Instruments

The investments held in our NQDC trust are considered trading securities that are measured at fair value using Level 1 inputs. The fair value of these investments was $8.4 million and $15.9 million at the end of fiscal 2025 and 2026.

Note 4. Balance Sheet Components

Inventory

Inventory consists of the following (in thousands):

	At the End of Fiscal	
	2025	2026
Raw materials	$ 9,616	$ 39,970
Finished goods	33,194	35,965
Inventory	$ 42,810	$ 75,935

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	At the End of Fiscal	
	2025	2026
Prepaid expenses	$ 71,837	$ 80,283
Other receivables [1]	130,849	249,990
Other current assets	19,815	25,742
Total prepaid expenses and other current assets	$ 222,501	$ 356,015

_____

[1] Primarily consists of receivables from our contract manufacturers and tax-related receivables.

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	At the End of Fiscal	
	2025	2026
Test and infrastructure equipment [1]	$ 457,033	$ 499,903
Computer equipment and software	393,623	488,355
Furniture and fixtures	13,948	14,609
Leasehold improvements	102,002	114,510
Capitalized software development costs	65,824	95,301
Total property and equipment	1,032,430	1,212,678
Less: accumulated depreciation and amortization	(570,699)	(625,656)
Property and equipment, net	$ 461,731	$ 587,022

_____

[1] Includes finance lease right-of-use assets. Refer to Note 8.

Depreciation and amortization expense related to property and equipment was $112.6 million, $114.5 million and $136.8 million for fiscal 2024, 2025 and 2026, respectively.

Intangible Assets, Net

Intangible assets, net consist of the following (in thousands):

| | At the End of Fiscal | | | | | |
| | 2025 | | | 2026 | | |
	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Technology patents	$ 20,875	$ (17,652)	$ 3,223	$ 20,875	$ (19,370)	$ 1,505
Developed technology	83,211	(69,812)	13,399	84,536	(80,506)	4,030
Customer relationships	6,459	(4,007)	2,452	6,459	(4,928)	1,531
Trade name and trademarks [1]	3,623	(3,623)	—	3,903	(3,623)	280
Intangible assets, net	$ 114,168	$ (95,094)	$ 19,074	$ 115,773	$ (108,427)	$ 7,346

_____

[1] Includes direct costs to obtain these indefinite-lived assets in connection with our name change in February 2026.

Intangible assets amortization expense was $16.2 million, $15.7 million and $13.3 million for fiscal 2024, 2025 and 2026, respectively. At the end of fiscal 2026, the weighted-average remaining amortization period was 0.3 year for technology patents, 0.3 year for developed technology, and 1.7 years for customer relationships. We record amortization of technology patents in general and administrative expenses due to their defensive nature, developed technology in cost of product revenue, and customer relationships in sales and marketing expenses in the consolidated statements of operations.

At the end of fiscal 2026, future expected amortization expense for intangible assets is as follows (in thousands):

Fiscal Years Ending	Future Expected Amortization Expense
2027	$ 3,807
2028	1,767
2029	868
2030	427
2031	197
Total	$ 7,066

Goodwill

The change in the carrying amount of goodwill is as follows (in thousands):

	Amount
Balance at the end of fiscal 2025	$ 361,427
Goodwill acquired	3,648
Balance at the end of fiscal 2026	$ 365,075

There were no impairments to goodwill during fiscal 2024, 2025 and 2026. No goodwill was acquired during fiscal 2025.

Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following (in thousands):

	At the End of Fiscal			
	2025		2026	
Taxes payable	$	16,176	$	14,044
Accrued sales, marketing and partner liabilities		34,226		67,563
Engineering-related accruals [1]		12,802		6,352
Supply chain-related accruals [2]		19,927		12,961
Accrued service logistics and professional services		10,286		13,570
Finance lease liabilities, current		387		572
Customer deposits from contracts with customers		31,143		32,905
Other accrued liabilities		31,844		36,371
Total accrued expenses and other liabilities	$	156,791	$	184,338

_____

[1] Primarily consists of subscription cloud services and outside services costs.

[2] Primarily consists of accruals related to our inventory and inventory purchase commitments with our contract manufacturers.

Note 5. Deferred Revenue and Commissions

Deferred Commissions

Changes in total deferred commissions during the periods presented are as follows (in thousands):

	Fiscal Year Ended			
	2025		2026	
Beginning balance	$	304,332	$	328,620
Additions		183,849		294,969
Recognition of deferred commissions		(159,561)		(204,020)
Ending balance	$	328,620	$	419,569

During fiscal 2024, 2025 and 2026, we recognized sales commission expenses of $172.7 million, $179.7 million, and $230.2 million, respectively. Of the $419.6 million total deferred commissions balance at the end of fiscal 2026, we expect to recognize approximately 33% as sales commission expense over the next 12 months and the remainder thereafter.

There was no impairment related to capitalized commissions during fiscal 2024, 2025 or 2026.

Deferred Revenue

Changes in total deferred revenue during the periods presented are as follows (in thousands):

	Fiscal Year Ended			
	2025		2026	
Beginning balance	$	1,594,522	$	1,795,303
Additions		1,616,920		2,101,138
Recognition of deferred revenue		(1,416,139)		(1,668,944)
Ending balance	$	1,795,303	$	2,227,497

During fiscal 2025 and 2026, we recognized approximately $852.2 million and $953.8 million, respectively, in revenue pertaining to deferred revenue as of the beginning of each period.

Remaining Performance Obligations

Total remaining performance obligations (RPO) which is contracted but not recognized revenue was $3.7 billion at the end of fiscal 2026. Total RPO includes $228.5 million in remaining non-cancelable product orders, of which $65.2 million relates to a lessor arrangement. RPO consists of both deferred revenue and non-cancelable amounts that are expected to be invoiced and recognized as revenue in future periods. Product orders are generally cancelable until delivery has occurred, and as such, unfulfilled product orders that are cancelable are excluded from RPO. Of the $3.7 billion RPO at the end of fiscal 2026, we expect to recognize approximately 45% over the next 12 months, and the remainder thereafter.

Note 6. Debt

Revolving Credit Facility

In June 2025, we entered into a Credit Agreement with a consortium of financial institutions and lenders that provides for a five-year, senior unsecured revolving credit facility of $500.0 million (Credit Facility) that expires on June 10, 2030, unless otherwise extended. Proceeds from borrowings under the Credit Facility may be used for general corporate purposes and working capital. The Credit Facility replaced our prior $300.0 million revolving credit facility in which the outstanding borrowings of $100.0 million was repaid in full and terminated effective June 10, 2025. The interest expense incurred during fiscal 2024, 2025, and 2026 under the prior revolving credit facility was not material.

U.S. Dollar denominated borrowings under the Credit Facility will bear interest, at our option, at a base rate, subject to a floor of 0%, plus a margin ranging from 0% to 0.50%, or the term SOFR (based on one, three or six-month interest periods), subject to a floor of 0%, plus a margin ranging from 0.875% to 1.50%. Interest is payable quarterly in arrears with respect to base rate borrowings and at the end of the interest period with respect to term SOFR borrowing. We are also obligated to pay an ongoing commitment fee on undrawn amounts at a rate ranging from 0.075% to 0.20% per annum, payable quarterly in arrears. The respective margins will fluctuate based on the then-applicable Consolidated Net Leverage Ratio (as defined in the Credit Agreement) and, if available, our debt rating.

We are subject to certain affirmative and negative covenants, including a Consolidated Net Leverage Ratio not to exceed 3.5:1 (which may be increased to 4:1 for the first six consecutive fiscal quarters after a qualified acquisition, as defined in the Credit Agreement) measured as of the last day of each fiscal quarter. As of the end of fiscal 2026, there were no outstanding borrowings and we were in compliance with all covenants under the Credit Facility.

Convertible Senior Notes

In April 2023, we repaid the entire $575.0 million principal balance of our 0.125% convertible senior, unsecured notes (the Notes) that were issued in a private placement to qualified institutional buyers in April 2018.

Note 7. Commitments and Contingencies

Leases

At the end of fiscal 2026, we had various non-cancelable operating and finance lease commitments for office and data center facilities. Refer to Note 8—Leases for additional information regarding lease commitments.

Contractual Purchase Obligations

At the end of fiscal 2026, we had $565.8 million of non-cancelable contractual purchase obligations primarily related to inventory purchase commitments, software service contracts, and hosting arrangements. In order to manage future demand for our products, we enter into agreements with contract manufacturers and suppliers to procure inventory based upon our demand forecasts.

Letters of Credit

At the end of fiscal 2025 and 2026, we had outstanding letters of credit in the aggregate amount of $7.2 million and $13.0 million in connection with our facility leases and a certain employee-related benefit, that mature on various dates through December 2031. Of the $13.0 million outstanding as of the end of fiscal 2026, $2.0 million is issued under the Credit Facility.

Legal Matters

From time to time, we have become involved in claims and other legal matters arising in the normal course of business. We investigate these claims as they arise. Although claims are inherently unpredictable, we currently are not aware of any matters that we expect to have a material adverse effect on our business, financial position, results of operations or cash flows. Accordingly, no material loss contingency has been recorded in our consolidated balance sheet as of the end of fiscal 2026.

Indemnification

Our arrangements generally include certain provisions for indemnifying customers against liabilities if our products or services infringe a third party's intellectual property rights. Other guarantees or indemnification arrangements include guarantees of product and service performance and standby letters of credit for lease facilities. It is not possible to determine the maximum potential amount under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, we have not incurred any material costs as a result of such obligations and have not accrued any liabilities related to such obligations in the consolidated financial statements. In addition, we indemnify our officers, directors and certain key employees while they are serving in good faith in their respective capacities. To date, there have been no claims under any indemnification provisions.

Note 8. Leases

We lease office and data center facilities under non-cancelable operating lease agreements expiring through July 2032. Our lease agreements do not contain any material residual value guarantees or restrictive covenants. During the first quarter of fiscal 2027, we entered into several lease agreements primarily related to our headquarter office and data center. The duration of these leases range from 4 to 10 years and are expected to commence between fiscal 2027 and fiscal 2031. As such, aggregate lease payments of approximately $408.1 million are excluded from our future lease payments tabular disclosure below.

During the second quarter of fiscal 2024, we ceased use of our former corporate headquarters that resulted in certain impairment and abandonment charges during fiscal 2024 and 2025. Refer to Note 9—Restructuring and Impairment for further information.

We also lease certain engineering test equipment under financing agreements. These finance leases have a lease term of three to five years and contain a bargain purchase option that we have exercised or expect to exercise at the end of the respective lease terms.

The components of lease costs during the periods presented were as follows (in thousands):

| | Fiscal Year Ended | | |
	2024	2025	2026
Fixed operating lease cost	$ 48,158	$ 48,392	$ 55,037
Variable lease cost [1]	10,840	13,789	11,828
Short-term lease cost (12 months or less)	4,284	4,073	4,704
Finance lease cost:			
Amortization of finance lease right-of-use assets	4,400	3,510	2,297
Interest on finance lease liabilities	406	144	129
Total finance lease cost	$ 4,806	$ 3,654	$ 2,426
Total lease cost	$ 68,088	$ 69,908	$ 73,995

_____
[1] Variable lease cost predominantly included common area maintenance charges.

Supplemental information related to leases is as follows (in thousands):

| | At the End of Fiscal | |
	2025	2026
Operating leases:		
Weighted-average remaining lease term (in years)	4.9	4.7
Weighted-average discount rate	7.4 %	6.5 %
Finance leases:		
Finance lease right-of-use assets, net [1]	$ 5,555	$ 5,129
Finance lease liabilities, current [2]	$ 387	$ 572
Finance lease liabilities, non-current [3]	—	2,321
Total finance lease liabilities	$ 387	$ 2,893
Weighted-average remaining lease term (in years)	1.0	4.2
Weighted-average discount rate	3.3 %	5.5 %

_____
[1] Included in the consolidated balance sheets within property and equipment, net.
[2] Included in the consolidated balance sheets within accrued expenses and other liabilities.
[3] Included in the consolidated balance sheets within other liabilities, non-current.

Supplemental cash flow information related to leases is as follows (in thousands):

	Fiscal Year Ended		
	2025		2026
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflows for operating leases	$	51,949	$ 58,302
Financing cash outflows for finance leases	$	5,155	$ 1,207
Right-of-use assets obtained in exchange for lease liabilities:			
Operating leases	$	56,813	$ 81,968
Finance leases	$	—	$ 3,059

Future lease payments under our non-cancelable leases at the end of fiscal 2026 are as follows (in thousands):

Fiscal Years Ending	Operating Leases		Finance Leases
2027	$	52,429	$ 704
2028		58,123	704
2029		49,412	704
2030		46,458	704
2031		34,889	410
Thereafter		10,377	—
Total future lease payments	$	251,688	$ 3,226
Less: imputed interest		(35,545)	(333)
Present value of total lease liabilities	$	216,143	$ 2,893

Lessor Arrangement

We, as a lessor, have entered into non-cancelable arrangements to lease our storage and data management solutions and subscription services. The arrangements include multiple seven-year leases that commenced during fiscal 2025 and 2026, or will commence in the first quarter of fiscal 2027, with total net consideration of $340.3 million. The arrangements provide an end-of-term option to purchase the leased assets for a pre-determined price.

We determined, at inception of the respective arrangements, that each of the leases include sales-type leases, an operating lease, and non-lease components. The non-lease components are comprised primarily of subscription support services and professional services. The total net consideration for each lease was allocated to these components based on relative standalone selling price.

We recognized $47.4 million and $27.9 million in product revenue related to the sales-type lease components during fiscal 2025 and 2026. The associated profit was $36.1 million and $23.6 million, based on the product revenue recognized less certain costs, during fiscal 2025 and 2026. Subscription services revenue related to the operating lease and non-lease components recognized during fiscal 2025 and 2026 was $7.2 million and $26.3 million.

Future minimum gross lease payments allocated to the sales-type leases and operating lease components are as follows (in thousands). The remaining lease payments of $148.8 million allocated to the non-lease components, are excluded from the table below.

Fiscal Years Ending	Sales-Type Leases	Operating Leases
2027	$ 15,793	$ 10,384
2028	16,978	7,451
2029	20,626	1,742
2030	23,399	—
2031	23,399	—
Thereafter	21,738	—
Total future lease payments to be received	$ 121,933	$ 19,577

Note 9. Restructuring and Impairment

The following table summarizes our restructuring and impairment charges during fiscal 2024 and 2025 (in thousands):

	Fiscal Year Ended	
	2024	2025
Severance and other termination benefit costs	$ 16,846	$ 9,526
Lease impairment and abandonment charges	16,766	6,375
Total restructuring and impairment	$ 33,612	$ 15,901

Workforce Realignment

In February 2024, we approved a workforce realignment plan (the Plan) to better align our resources with our business strategy that reduced our headcount by nearly 250 employees globally. We recognized total restructuring costs of $27.9 million associated with one-time severance and other termination benefits, of which $18.0 million and $9.9 million was recognized in fiscal 2024 and 2025. The restructuring costs recognized included $1.2 million and $0.4 million in cost of revenue in our consolidated statements of operations for fiscal 2024 and 2025. The Plan was completed by the third quarter of fiscal 2025.

Facilities Abandonment and Impairment

During the second quarter of fiscal 2024, we ceased use of our former corporate headquarters that resulted in the recognition of $16.8 million and $6.4 million in lease impairment and abandonment charges during fiscal 2024 and 2025. The impairment charges represent the amount that the carrying value of the underlying operating lease right-of-use assets exceeded their estimated fair values, which were determined by utilizing a discounted cash flow approach that incorporated a sublease assumption. The incremental impairment charge recognized during fiscal 2025 resulted from a revision to the underlying sublease assumptions.

Note 10. Stockholders' Equity

Preferred Stock

We have 20.0 million authorized shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our Board of Directors. At the end of fiscal 2026, there were no shares of preferred stock issued or outstanding.

Class A and Class B Common Stock

We have two classes of authorized common stock, Class A common stock, which we refer to as our "common stock", and Class B common stock. At the end of fiscal 2026, we had 2.0 billion authorized shares of Class A common stock and 250.0 million authorized shares of Class B common stock, with each class having a par value of $0.0001 per share. At the end of fiscal 2026, 330.4 million shares of Class A common stock were issued and outstanding.

Common Stock Reserved for Issuance

At the end of fiscal 2026, we had reserved shares of common stock for future issuance as follows:

	At the End of Fiscal
	2026
Shares underlying outstanding stock options	1,142,394
Shares underlying unvested restricted stock units [1]	24,158,077
Shares reserved for future equity awards	41,606,693
Shares reserved for future employee stock purchase plan awards	5,280,977
Total	72,188,141

_____

[1] Includes performance-based and market-based awards.

Share Repurchase Program

In August 2019, our Board of Directors approved a share repurchase program to repurchase shares of our common stock. As of the end of fiscal 2026, our Board of Directors has authorized to repurchase up to $1.8 billion under our share repurchase program, of which $329.0 million remained available. Shares repurchases are funded from available working capital.

Repurchases may be made at management's discretion from time to time on the open market, through privately negotiated transactions, transactions structured through investment banking institutions, block purchase techniques, 10b5-1 trading plans, or a combination of the foregoing. The share repurchase program does not obligate us to acquire any of our common stock, has no end date, and may be suspended or discontinued by us at any time without prior notice.

We record the difference between cash paid for stock repurchases and underlying par value as a reduction to additional paid-in capital, to the extent the repurchases do not cause this balance to be reduced below zero, at which point the difference would be recorded as a reduction to accumulated deficit.

The following table summarizes the stock repurchase activity for fiscal 2024, 2025 and 2026 (in thousands except for per share amounts):

	Fiscal Year Ended					
	2024		2025		2026	
Number of shares repurchased and retired		4,686		6,728		5,622
Average price per share [1]	$	28.96	$	55.57	$	60.93
Aggregate purchase price [1]	$	135,708	$	373,842	$	342,537

_____

[1] Excludes transaction costs that are included in the repurchases of common stock on the consolidated statements of cash flows.

Note 11. Equity Incentive Plans

2015 Equity Incentive Plan

The 2015 Equity Incentive Plan (the 2015 Plan) provides for grants of incentive stock options to our employees and non-statutory stock options, stock appreciation rights, restricted stock, RSUs, performance-based stock and cash awards, market-based stock awards, and other forms of stock awards to our employees, directors and consultants. Our equity awards generally vest over a two to four year period and expire no later than ten years from the date of grant.

We initially reserved 27.0 million shares of our common stock for issuance under our 2015 Plan. The number of shares reserved for issuance under our 2015 Plan increases automatically on the first day of each fiscal year, for a period of not more than ten years, commencing on February 1, 2016, in an amount equal to 5% of the total number of shares of our capital stock outstanding as of the immediately preceding January 31 (the Evergreen Increase). In March 2022, our Board of Directors approved an amendment and restatement of the 2015 Plan to clarify the effect of our change to a 52/53 week fiscal year in September 2019 on the Evergreen Increase. The final Evergreen Increase occurred on February 3, 2025.

In June 2024, we extended the net-share settlement of equity awards to the majority of our employees by withholding shares upon vesting to satisfy tax withholding obligations whereas previously, shares were sold to cover such tax withholding obligations. Approximately 0.9 million, 3.5 million, and 4.2 million shares were withheld to cover $30.0 million, $208.8 million, and $271.7 million, respectively, in tax withholding obligations during fiscal 2024, 2025 and 2026. The shares withheld to satisfy employee tax withholding obligations are returned to our 2015 Plan and will be available for future issuance. Payments for employees' tax obligations to the tax authorities are recognized as a reduction to additional paid-in capital and reflected as a financing activity in our consolidated statements of cash flows.

2015 Amended and Restated Employee Stock Purchase Plan

Our 2015 Employee Stock Purchase Plan was amended and restated in fiscal 2020 (2015 ESPP). A total of 3.5 million shares of common stock was initially reserved for issuance under the 2015 ESPP and an additional 5.0 million shares of common stock were added in connection with the amendment and restatement. The number of shares reserved for issuance under our 2015 ESPP increased automatically on the first day of February of each of 2016 through 2025, in an amount equal to the lesser of (i) 1% of the total number of shares of our capital stock outstanding as of the immediately preceding January 31, and (ii) 3.5 million shares of common stock. The final increase occurred on February 1, 2025.

Our Board of Directors (or a committee thereof) has the authority to establish the length and terms of the offering periods and purchase periods and the purchase price of the shares of common stock which may be purchased under the plan. The current offering terms allow eligible employees to purchase shares of our common stock at a discount through payroll deductions of up to 30% of their eligible compensation, subject to a cap of 3,000 shares on any purchase date, a dollar cap of $7,500 per purchase period, or $25,000 in any calendar year (as determined under applicable tax rules). The current terms also allow for a 24-month offering period beginning March 16th and September 16th of each year, with each offering period consisting of four 6-month purchase periods, subject to a reset provision. Further, currently, on each purchase date, eligible employees may purchase our common stock at a price per share equal to 85% of the lesser of the fair market value of our common stock (1) on the first trading day of the applicable offering period or (2) the purchase date.

Under the reset provision currently authorized, if the closing stock price on the offering date of a new offering falls below the closing stock price on the offering date of an ongoing offering, the ongoing offering would terminate immediately following the purchase of ESPP shares on the purchase date immediately preceding the new offering and participants in the terminated offering would automatically be enrolled in the new offering (ESPP reset), resulting in a modification charge to be recognized over the new offering period. During fiscal 2024 and 2025, ESPP resets resulted in total modification charges of $16.7 million and $1.2 million, respectively, to be recognized over their new offering periods. No ESPP reset occurred during fiscal 2026.

During fiscal 2024, 2025 and 2026, we recognized $27.4 million, $34.1 million and $28.9 million, of stock-based compensation expense related to our 2015 ESPP. At the end of fiscal 2026, total unrecognized stock-based compensation cost related to our 2015 ESPP was $33.5 million, which is expected to be recognized over a weighted-average period of approximately 1.2 years.

Determination of Fair Value

The fair value of employees' purchase rights under ESPP is estimated on the grant date using the Black-Scholes option pricing model. This valuation model for stock-based compensation expense requires us to make assumptions and judgments about the variables used in the calculation including the fair value of the underlying common stock, expected term, the expected volatility of the common stock, a risk-free interest rate and expected dividend yield. The assumptions used for the periods presented are as follows:

	Fiscal Year Ended		
	2024	2025	2026
Expected term (in years)	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Expected volatility	38% - 44%	42% - 45%	45% - 51%
Risk-free interest rate	4.1% - 5.5%	3.6% - 5.4%	3.5% - 4.3%
Dividend rate	—	—	—
Fair value of common stock	$24.12 - $35.91	$49.58 - $50.60	$50.69 - $87.09

The assumptions used in the Black-Scholes option pricing model were determined as follows.

Fair Value of Common Stock—We use the market closing price of our common stock as reported on the New York Stock Exchange to determine the fair value of our employees' purchase rights at each grant date.

Expected Term—The expected term represents the term from the first day of an offering period to each of the four purchase dates within each offering period.

Expected Volatility—The expected volatility is based on the historical volatility of our common stock for a period equivalent to the expected term described above.

Risk-Free Interest Rate—The risk-free interest rate is based on the implied yield available for zero-coupon U.S. Treasury notes with maturities that approximate the expected term described above.

Dividend Rate—We have never declared or paid any cash dividends and do not plan to pay cash dividends in the foreseeable future, and, therefore, use an expected dividend yield of zero.

Stock Options

A summary of the stock option activity under our equity incentive plans and related information is as follows:

	Options Outstanding		Weighted-Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value (in thousands)
	Number of Shares	Weighted-Average Exercise Price		
Balance at the end of fiscal 2025	2,426,214	$ 14.07	2.0	$ 130,798
Options exercised	(1,283,820)	14.31		
Balance at the end of fiscal 2026	1,142,394	$ 13.80	1.7	$ 64,144
Vested and exercisable at the end of fiscal 2026	1,142,394	$ 13.80	1.7	$ 64,144

The aggregate intrinsic value of options vested and exercisable at the end of fiscal 2026 is calculated based on the difference between the exercise price and the closing price of $69.54 of our common stock on the last day of fiscal 2026. The aggregate intrinsic value of options exercised during fiscal 2024, 2025 and 2026 was $124.0 million, $91.4 million and $60.2 million.

The total grant date fair value of options vested during fiscal 2024 and 2025 was $2.3 million and $0.3 million. No options vested during fiscal 2026.

Stock-based compensation expense related to stock options has been fully recognized and was not material for any of the periods presented.

Restricted Stock Units (RSUs)

A summary of the RSU activity under our 2015 Plan and related information is as follows:

	Number of RSUs Outstanding	Weighted-Average Grant Date Fair Value		Aggregate Intrinsic Value (in thousands)	
Unvested balance at the end of fiscal 2025	19,299,290	$	37.20	$	1,308,299
Granted	10,125,369		48.45		
Vested	(9,939,183)		35.55		
Forfeited or canceled [1]	(2,145,192)		40.37		
Unvested balance at the end of fiscal 2026	17,340,284	$	44.32	$	1,205,843

_____

[1] Represents the number of shares granted under the RSU awards that were forfeited due to termination of employment or canceled.

The aggregate fair value, as of the respective vesting dates, of RSUs that vested during fiscal 2024, 2025 and 2026 was $415.4 million, $639.3 million and $643.3 million.

During fiscal 2024, 2025 and 2026, we recognized $268.2 million, $305.3 million and $342.9 million in stock-based compensation expense related to RSUs. At the end of fiscal 2026, total unrecognized employee compensation cost related to unvested RSUs was $718.5 million, which is expected to be recognized over a weighted-average period of 2.7 years.

Performance-based Restricted Stock Units (PRSUs)

The number of shares that could be earned under our PRSU grants ranges from 0% to 200% of the target number granted depending on the achievement of certain performance conditions with any unearned shares canceled. Generally, the number of earned shares vest over three years from the date of grant subject to continuous service.

A summary of the PRSU activity under our 2015 Plan and related information is as follows:

	Number of PRSUs Outstanding	Weighted-Average Grant Date Fair Value		Aggregate Intrinsic Value (in thousands)	
Unvested balance at the end of fiscal 2025	1,849,045	$	41.34	$	125,347
Granted [1]	1,426,345		55.12		
Vested and earned [2]	(998,766)		36.81		
Unearned [3]	(284,928)		49.46		
Forfeited or canceled [4]	(55,589)		51.75		
Unvested balance at the end of fiscal 2026	1,936,107	$	52.33	$	134,637

_____

[1] Represents the number of shares that may be earned at the target percentage of 100% depending on the achievement of fiscal 2026 performance conditions.

[2] Represents the number of shares earned in which the service condition has also been satisfied.

[3] Represents the number of shares canceled as a result of not fully achieving the fiscal 2025 performance conditions.

[4] Represents the number of shares granted under the PRSU awards that were forfeited due to termination of employment or canceled.

The aggregate fair value, as of the respective vesting dates, of PRSUs vested and earned during fiscal 2024, 2025 and 2026 was $54.6 million, $75.5 million and $60.0 million.

During fiscal 2024, 2025 and 2026, we recognized $23.9 million, $67.3 million and $96.6 million in stock-based compensation expense related to PRSUs. During the first quarter of fiscal 2025, our Board of Directors approved a discretionary adjustment, increasing the earned number of shares for the PRSUs granted in fiscal 2024. This modification resulted in additional stock-based compensation expense of $40.7 million, of which substantially all has been recognized as of the end of fiscal 2026. At the end of fiscal 2026, total unrecognized employee compensation cost related to unvested PRSUs was $66.5 million, which is expected to be recognized over a weighted-average period of 2.1 years.

Long-Term Performance Incentive RSUs (LTP Awards)

In fiscal 2024 and 2026, we granted 4.2 million and 1.2 million shares of market-based LTP Awards, each contingent upon our market capitalization meeting or exceeding a certain threshold. The market condition will be measured over an approximate three to five year period, at the end of our fiscal years ending in 2026, 2027 and 2028 for the grants in fiscal 2024, and at the end of our fiscal years ending in 2028, 2029 and 2030 for the grants in fiscal 2026. The number of shares earned, if any, will vest on March 20, 2028 for the grants in fiscal 2024, and March 20, 2030 for the grants in fiscal 2026, subject to continued service, and thereafter, subject to a one-year post-vest holding period.

The following table provides the grant date fair value per share and assumptions used to value the grants in fiscal 2024 and 2026 under the Monte Carlo simulation model:

	Fiscal Year Ended	
	2024	2026
Grant date fair value	$17.56	$24.43 - $62.74
Performance period (in years)	4.7	4.3 - 4.7
Expected volatility	51.8%	47.2% - 49.0%
Risk-free interest rate	3.86%	3.59% - 3.87%
Post-vest holding period discount	14.9%	6.8% - 7.1%

The stock-based compensation expense for these awards is being recognized over the respective requisite service periods using the accelerated attribution method and is not reversed if the market condition is not ultimately met.

A summary of LTP Awards activity under our 2015 Plan is as follows:

	Number of LTP Awards Outstanding	Weighted-Average Grant Date Fair Value		Aggregate Intrinsic Value (in thousands)	
Unvested balance at the end of fiscal 2025	3,945,590	$	17.56	$	267,472
Granted [1]	1,180,152		28.10		
Forfeited [2]	(244,056)		17.56		
Unvested balance at the end of fiscal 2026	4,881,686	$	20.11	$	339,472

_____

[1] Represents the maximum number of shares that could be earned.

[2] Represents the number of shares granted that were forfeited due to termination of employment.

During fiscal 2024, 2025 and 2026, we recognized $9.6 million, $14.3 million and $13.3 million in stock-based compensation expense related to LTP Awards. At the end of fiscal 2026, total unrecognized stock-based compensation cost related to unvested LTP Awards was $55.9 million, which is expected to be recognized over a weighted-average period of 3.2 years.

Stock-Based Compensation Expense

The following table summarizes the components of stock-based compensation expense recognized in the consolidated statements of operations (in thousands):

		Fiscal Year Ended	
	2024	2025	2026
Cost of revenue—product	$ 9,670	$ 12,611	$ 16,158
Cost of revenue—subscription services	25,412	32,611	34,230
Research and development	167,294	201,058	238,021
Sales and marketing	74,746	96,355	104,189
General and administrative	54,305	78,671	89,054
Total stock-based compensation expense, net of amounts capitalized [1]	$ 331,427	$ 421,306	$ 481,652

_____

[1] Stock-based compensation expense capitalized was $5.7 million, $7.8 million, and $8.4 million during fiscal 2024, 2025 and 2026.

The tax benefit related to stock-based compensation expense for all periods presented was not material.

Note 12. Net Income per Share Attributable to Common Stockholders

Basic and diluted net income per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. Basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net income per share attributable to common stockholders is computed by giving effect to all potentially dilutive common stock equivalents, including our outstanding stock options, common stock related to unvested RSUs, PRSUs, and LTP Awards, the shares underlying the conversion option in our Notes (prior to the Notes being repaid in April 2023) to the extent dilutive, and common stock issuable pursuant to the ESPP. We used the if-converted method to calculate the impact of our Notes, prior to the Notes being repaid, on diluted EPS.

The following table sets forth the computation of basic and diluted net income per share attributable to common stockholders (in thousands, except per share data):

		Fiscal Year Ended	
	2024	2025	2026
Numerator:			
Net income attributable to common stockholders, basic	$ 61,311	$ 106,739	$ 188,181
Add: Interest charges related to our Notes	630	—	—
Net income attributable to common stockholders, diluted	$ 61,941	$ 106,739	$ 188,181
Denominator:			
Weighted-average shares used in computing net income per share attributable to common stockholders, basic	311,831	325,774	328,540
Add: Dilutive effect of common stock equivalents	20,737	16,930	14,452
Weighted-average shares used in computing net income per share attributable to common stockholders, diluted	332,568	342,704	342,992
Net income per share attributable to common stockholders, basic	$ 0.20	$ 0.33	$ 0.57
Net income per share attributable to common stockholders, diluted	$ 0.19	$ 0.31	$ 0.55

The following weighted-average outstanding shares of common stock equivalents were excluded from the computation of diluted net income per share attributable to common stockholders for the periods presented because including them would have been anti-dilutive (in thousands):

	Fiscal Year Ended		
	2024	2025	2026
Unvested RSUs and PRSUs	1,038	514	332

Note 13. Other Income (Expense), Net

Other income (expense), net consists of the following (in thousands):

	Fiscal Year Ended					
		2024		2025		2026
Interest income [1]	$	50,414	$	76,016	$	62,487
Interest expense [2]		(7,483)		(7,813)		(3,375)
Foreign currency transactions gains (losses)		(5,709)		(9,080)		19,921
Other income (expense) [3]		(187)		3,453		30,435
Total other income (expense), net	$	37,035	$	62,576	$	109,468

_____

[1] Includes interest income related to our cash, cash equivalents and marketable securities and non-cash interest income (expense) related to accretion (amortization) of the discount (premium) on marketable securities.

[2] Includes non-cash interest expense related to amortization of debt issuance costs, contractual interest expense related to our debt and accretion of our finance lease liabilities.

[3] Includes realized gain of $27.5 million from sale of a publicly-held equity security in fiscal 2026.

Note 14. Income Taxes

As disclosed in Note 2, we adopted ASU 2023-09 on a prospective basis for our fiscal year 2026. Accordingly, comparative financial information for prior periods has not been restated and continues to be reported under the accounting standards in effect for those periods.

The geographical breakdown of income before provision for income taxes is as follows (in thousands):

	Fiscal Year Ended					
		2024		2025		2026
Domestic	$	(2,565)	$	32,566	$	84,344
International		93,151		115,268		139,940
Total	$	90,586	$	147,834	$	224,284

The components of the provision for income taxes are as follows (in thousands):

	Fiscal Year Ended					
		2024		2025		2026
Current:						
Federal	$	2,407	$	268	$	637
State		9,678		5,474		3,459
Foreign		15,239		26,631		24,152
Total	$	27,324	$	32,373	$	28,248
Deferred:						
Foreign	$	1,951	$	8,722	$	7,855
Provision for income taxes	$	29,275	$	41,095	$	36,103

The reconciliation of income taxes at the federal statutory income tax rate to the provision for income taxes is as follows (in thousands):

| | Fiscal Year Ended | |
	2024	2025
Tax at federal statutory rate	$ 19,023	$ 31,045
State tax, net of federal benefit	7,559	3,966
Stock-based compensation expense	(21,779)	(50,981)
Research and development tax credits	(19,033)	(36,379)
U.S. taxes on foreign income	10,956	12,701
Foreign-derived intangible income deduction	(8,706)	(2,882)
Foreign rate differential	(5,861)	4,327
Withholding tax	3,490	6,820
Change in valuation allowance	37,529	69,432
Non-deductible expenses	2,943	2,646
Other	3,154	400
Provision for income taxes	$ 29,275	$ 41,095

The tabular rate reconciliation table below for fiscal 2026 is as follows (in thousands):

| | Fiscal Year Ended 2026 | |
	Amount	Percent
U.S. federal statutory tax rate	$ 47,100	21.0 %
State and local income taxes, net of federal benefit [1]	2,714	1.2
Foreign tax effects:		
Ireland		
Statutory rate differential	(8,158)	(3.6)
Interest income	6,432	2.9
Other	(249)	(0.1)
Brazil	2,496	1.1
Czech Republic		
Research and development tax credits	(5,630)	(2.5)
Other	(821)	(0.4)
United Kingdom		
Intercompany revenue true up	2,560	1.1
Other	(1,971)	(0.9)
Other foreign jurisdictions		
Withholding taxes	3,269	1.5
Other	2,965	1.3
Effect of cross-border tax laws:		
Subpart F income	17,618	7.9
Other	106	0.0
Tax credits:		
Research and development tax credits	(41,761)	(18.6)
Changes in valuation allowances	50,891	22.7
Non-taxable or non-deductible items:		
Stock-based compensation expense	(46,806)	(20.9)
Other adjustments	2,896	1.3
Changes in unrecognized tax benefits	1,727	0.8
Other	725	0.3
Total tax provision and effective tax rate	$ 36,103	16.1 %

_____

[1] State taxes in Illinois, Minnesota, and Texas made up the majority of the tax effect in this category.

The table below provides the summary of income taxes paid by jurisdiction for fiscal 2026 (in thousands):

	Fiscal Year Ended 2026
State and local	$ 4,439
Foreign:	
Ireland	7,097
India	6,350
United Kingdom	3,095
Brazil	2,602
Other	8,936
Total	$ 32,519

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of our deferred tax assets and liabilities were as follows (in thousands):

	At the End of Fiscal	
	2025	2026
Deferred tax assets:		
Net operating loss carryforwards	$ 32,227	$ 122,115
Tax credit carryover	248,502	334,957
Accruals and reserves	34,259	40,766
Deferred revenue	110,176	113,005
Stock-based compensation expense	19,067	20,700
ASC 842 lease liabilities	42,375	51,598
Capitalized research and development	430,114	373,906
Other	3,240	4,188
Total deferred tax assets	$ 919,960	$ 1,061,235
Valuation allowance	(755,509)	(837,625)
Total deferred tax assets, net of valuation allowance	$ 164,451	$ 223,610
Deferred tax liabilities:		
Depreciation and amortization	$ (62,494)	$ (97,158)
Deferred commissions	(70,219)	(89,323)
ASC 842 right-of-use assets	(39,552)	(44,137)
Interest income	(13,423)	(22,085)
Total deferred tax liabilities	$ (185,688)	$ (252,703)
Net deferred tax liabilities	$ (21,237)	$ (29,093)

At the end of fiscal 2026, we had $476.0 million of undistributed earnings from our non-U.S. operations held by our foreign subsidiaries. Of this amount, $361.7 million is intended to be remitted to the U.S. without incurring additional U.S. income taxes or foreign withholding taxes because these earnings have already been subject to U.S. taxation in prior years.

The remaining $114.3 million is intended to be indefinitely reinvested outside the U.S., and accordingly, no additional U.S. income taxes or foreign withholding taxes have been provided on these earnings. Determination of the amount of unrecognized deferred tax liability related to the remaining foreign jurisdictions is not practicable.

At the end of fiscal 2026, we had net operating loss carryforwards for federal income tax purposes of approximately $407.4 million and state income tax purposes of approximately $602.1 million. The federal net operating loss carryforwards have an indefinite life while the state net operating loss carryforwards begin to expire in fiscal 2027.

We had federal and state research and development tax credit carryforwards of approximately $255.0 million and $205.3 million at the end of fiscal 2026. The federal research and development tax credit carryforwards will expire commencing in fiscal 2029, while the state research and development tax credit carryforwards have no expiration date.

Realization of deferred tax assets is dependent on future taxable income, the existence and timing of which is uncertain. Based on our history of losses, management has determined that it is more likely than not that the U.S. deferred tax assets will not be realized, and accordingly has placed a full valuation allowance on the net U.S. deferred tax assets. The valuation allowance increased by $93.7 million and $82.1 million, respectively, during fiscal 2025 and 2026.

Utilization of the net operating loss carryforwards and credits may be subject to substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. In February 2026, we completed an analysis through the end of fiscal 2026 to evaluate whether there are any limitations of our net operating loss carryforwards and concluded that there was not a limitation that would result in the permanent expiration of carryforwards before they are utilized.

Uncertain Tax Positions

The activity related to the unrecognized tax benefits is as follows (in thousands):

| | Fiscal Year Ended | | |
	2024	2025	2026
Gross unrecognized tax benefits—beginning balance	$ 68,897	$ 82,115	$ 101,390
Decreases related to tax positions taken during prior years	(274)	(1,597)	(5,853)
Increases related to tax positions taken during prior years	—	3,193	—
Decreases related to tax positions taken during current year	(16)	—	—
Increases related to tax positions taken during current year	13,508	17,679	20,624
Gross unrecognized tax benefits—ending balance	$ 82,115	$ 101,390	$ 116,161

At the end of fiscal 2026, our gross unrecognized tax benefit was approximately $116.2 million, $8.7 million of which if recognized, would have an impact on the effective tax rate.

At the end of fiscal 2026, we had no current or cumulative interest and penalties related to uncertain tax positions.

We file income tax returns in the U.S. federal jurisdiction as well as many U.S. states and foreign jurisdictions. The tax returns for fiscal years 2009 and forward remain open to examination by the major jurisdictions in which we are subject to tax. The tax returns for fiscal years outside the normal statutes of limitation remain open to audit by tax authorities due to tax attributes generated in those early years, which have been carried forward and may be audited in subsequent years when utilized.

The Organization for Economic Co-operation and Development (OECD) has developed a framework to implement a 15% global minimum corporate tax rate (Pillar Two), and certain countries in which we operate have enacted or are implementing related legislation. In January 2026, additional administrative guidance was released to coordinate the application of these rules. Although the United States has not adopted Pillar Two, the guidance is expected to limit certain top-up taxes on U.S.-parented groups. While we continue to monitor developments, we do not expect Pillar Two to materially impact our effective tax rate or consolidated financial statements.

Note 15. Segment Information and Geographic Areas

Segment Information

Our chief operating decision maker (CODM), the Chief Executive Officer, manages business activities as a single operating and reportable segment at the consolidated level. The CODM reviews and utilizes consolidated financial information, including revenue, gross profit, operating income and net income as reported on the consolidated statements of operations, to assess performance and allocate resources to support strategic priorities. Consolidated net income is our segment's primary measure of profit or loss. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets.

Our CODM reviews the following significant segment expenses, which are each separately disclosed and presented in the consolidated statements of operations: cost of revenue for product, cost of revenue for subscription services, research and development expenses, sales and marketing expenses, and general and administrative expenses. Other segment items within consolidated net income include restructuring and impairment expenses, other income (expense), net and income tax provision. Other significant noncash segment expenses include stock-based compensation and depreciation and amortization.

Disaggregation of Revenue

The following table depicts the disaggregation of revenue by geographic area based on the billing address of our customers and is consistent with how we evaluate our financial performance (in thousands):

	Fiscal Year Ended		
	2024	2025	2026
United States	$ 1,979,325	$ 2,207,375	$ 2,464,546
Rest of the world	851,296	960,789	1,198,297
Total revenue	$ 2,830,621	$ 3,168,164	$ 3,662,843

Long-Lived Assets by Geographic Area

Long-lived assets, which are comprised of property and equipment, net, by geographic area are summarized as follows (in thousands):

	At the End of Fiscal	
	2025	2026
United States	$ 448,035	$ 569,932
Rest of the world	13,696	17,090
Total long-lived assets	$ 461,731	$ 587,022

Note 16. Employee Benefits and Deferred Compensation

We have a 401(k) savings plan (the 401(k) plan) which qualifies as a deferred salary arrangement under section 401(k) of the Internal Revenue Code. Under the 401(k) plan, participating employees may elect to contribute up to 85% of their eligible compensation, subject to certain limitations. We currently match 50% of employees' contributions up to a maximum of $4,000 annually. Matching contributions immediately vest. Our contributions to the plan were $13.5 million, $14.1 million and $14.7 million during fiscal 2024, 2025 and 2026.

We have a NQDC whereby executive officers, senior management and members of our Board of Directors may elect to defer compensation payable to them in excess of the IRS limits imposed on 401(k) plans. Deferred compensation payments are held in investment accounts that reside in a trust. The fair value of the deferred compensation plan assets and liabilities under the NQDC was $8.4 million and $15.9 million at the end of fiscal 2025 and 2026.

Note 17. Subsequent Events

On February 20, 2026, we entered into a definitive agreement to acquire 100% of the equity interests in 1touch, an innovator in data intelligence and orchestration that provides a comprehensive, unified view of an enterprise's information, for total stated cash consideration of $125.0 million, subject to customary closing adjustments including net working capital, closing indebtedness, closing cash, and transaction expenses as defined in the agreement. The transaction, which is expected to close in the second quarter of fiscal 2027, remains subject to satisfaction of customary closing conditions.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO concluded that, as of the end of fiscal 2026, our disclosure controls and procedures were designed at a reasonable assurance level and were effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. Internal control over financial reporting consists of policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed and operated to provide reasonable assurance regarding the reliability of our financial reporting and our process for the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Our management evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control - Integrated Framework (2013)*. Based on the results of our evaluation, our management has concluded that our internal control over financial reporting was effective as of the end of fiscal 2026.

The effectiveness of our internal control over financial reporting as of the end of fiscal 2026 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fourth quarter of fiscal 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on the Effectiveness of Controls

In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Item 9B. Other Information.

Securities Trading Plans of Directors and Executive Officers

On January 8, 2026, John Colgrove, our Chief Visionary Officer and a member of our Board of Directors, adopted a Rule 10b5-1 trading plan on behalf of the VCF Trust, The RWC Irrevocable Trust, The EEC Irrevocable Trust, the Colgrove Family Living Trust, and The Colgrove Family Charitable Remainder Trust, that is intended to satisfy the affirmative defense of Rule 10b5-1(c).The plan provides for the sale of up to an aggregate of up to 2,434,265 shares of our common stock on specified dates until the earlier of December 31, 2026, or when all the shares under Mr. Colgrove's plan are sold.The actual number of shares to be sold under Mr. Colgrove's plan is not currently determinable because the number will vary based on the market price of our common stock at the time of settlement.

During the fourth quarter of fiscal 2026, other than Mr. Colgrove, none of our directors or executive officers, as defined in Rule 16a-1(f), adopted, modified, or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 with respect to our executive officers is incorporated herein by reference from the information provided under the heading "Our Executive Officers" in our definitive proxy statement for our 2026 annual meeting of stockholders (2026 Proxy Statement), which will be filed not later than 120 days after the end of our fiscal year ended February 1, 2026.

The information required by Item 10 with respect to our directors and corporate governance, including director nominations and our audit committee and audit committee financial expert, is incorporated herein by reference from the information provided under the headings "Election of Directors" and "Board Structure and Processes" in our 2026 Proxy Statement.

The information required by Item 405 of Regulation S-K regarding compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the information provided under the heading "Delinquent Section 16(a) Reports" in our 2026 Proxy Statement, to the extent applicable.

Information regarding our code of conduct that applies to our directors and all of our employees, including our principal executive officer and principal financial and accounting officer, is incorporated herein by reference from the information provided under the heading "Compliance and Ethics" in our 2026 Proxy Statement.

We have adopted our Insider Trading Policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees and other covered persons that is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation.

The information required by Item 402 of Regulation S-K regarding the compensation of our executive officers and directors is incorporated herein by reference from the information under the headings "Executive Compensation" and "Director Compensation," respectively, in our 2026 Proxy Statement (provided that the information under the heading "Pay Versus Performance" shall not be deemed to be incorporated by reference herein).

Information regarding compensation committee interlocks and insider participation is incorporated herein by reference from the information under the heading "Compensation Committee Interlocks and Insider Participation" in our 2026 Proxy Statement.

Information regarding the compensation committee report is incorporated herein by reference from the information under the heading "Compensation Committee Report" in our 2026 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information regarding security ownership of certain beneficial owners and management and related stockholder matters is incorporated herein by reference from the information under the heading "Security Ownership" in our 2026 Proxy Statement.

Information regarding our equity compensation plan information is incorporated herein by reference from the information under the heading "Equity Compensation Plan Information" in our 2026 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information regarding certain relationships and related transactions is incorporated herein by reference from the information under the heading "Transactions with Related Persons" in our 2026 Proxy Statement.

Information regarding director independence is incorporated herein by reference from the information under the heading "Director Independence" in our 2026 Proxy Statement.

Item 14. Principal Accounting Fees and Services.

Our independent public accounting firm is Deloitte & Touche LLP, San Jose, CA, PCAOB ID No. 34.

Information regarding principal accountant fees and services and the audit committee's pre-approval policies and procedures is incorporated herein by reference from the information under the headings "Principal Accounting Fees and Services" and "Pre-approval Policies and Procedures", respectively, in our 2026 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Consolidated Financial Statements

We have filed the consolidated financial statements listed in the Index to Consolidated Financial Statements, Schedules, and Exhibits included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted because they are not applicable, not material, or the required information is shown in the consolidated financial statements or the notes thereto.

(a)(3) Exhibits

The documents set forth below are filed herewith or incorporated herein by reference to the location indicated.

Exhibit Index

Exhibit Number	Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
3.1	Amended and Restated Certificate of Incorporation.	10-Q	001-37570	3.1	12/11/2015
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation.	8-K	001-37570	3.1	2/23/2026
3.3	Amended and Restated Bylaws.	8-K	001-37570	3.2	2/23/2026
4.1*	Form of Class A Common Stock Certificate of the Company.	—	—	—	—
4.2	Reference is made to Exhibits 3.1, 3.2 and 3.3.	—	—	—	—
4.3*	Description of Registrant's Securities.	—	—	—	—
10.1+	Amended and Restated 2009 Equity Incentive Plan.	S-1	333-206312	10.2	8/12/2015
10.2+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under 2009 Equity Incentive Plan.	S-1	333-206312	10.3	8/12/2015
10.3+	2015 Equity Incentive Plan.	10-K	001-37570	10.3	4/7/2022
10.4+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under 2015 Equity Incentive Plan.	S-1	333-206312	10.5	9/24/2015
10.5+	Form of Restricted Stock Unit Grant Notice and Award Agreement under 2015 Equity Incentive Plan.	10-K	001-37570	10.6	3/25/2016
10.6+	Form of Restricted Stock Award Grant Notice and Award Agreement under 2015 Equity Incentive Plan.	8-K	001-37570	10.1	3/16/2018
10.7+	Amended and Restated 2015 Employee Stock Purchase Plan.	10-Q	001-37570	10.1	8/30/2019
10.8+	Form of Indemnity Agreement, by and between Registrant and each director and executive officer.	S-1	333-206312	10.7	9/9/2015
10.9+	Offer Letter, by and between Registrant and Charles Giancarlo, dated August 22, 2017.	10-Q	001-37570	10.1	12/8/2017
10.10+	Offer Letter by and between Registrant and Kevan Krysler, dated November 15, 2019.	10-Q	001-37570	10.2	12/9/2019
10.11+	Separation & Release Agreement dated June 29, 2025 and Advisor Agreement dated July 1, 2025, by and between Registrant and Kevan Krysler.	10-Q	001-37570	10.1	9/10/2025
10.12+	Offer Letter, by and between Registrant and Tarek Robbiati, dated June 18, 2025.	10-Q	001-37570	10.2	9/10/2025
10.13+	Offer Letter, by and between Registrant and Patrick Finn, dated October 31, 2025.	10-Q	001-37570	10.1	12/10/2025
10.14+	Change in Control and Severance Benefit Plan.	10-Q	001-37570	10.12	12/9/2020
10.15+	Employee Cash Incentive Plan.	8-K	001-37570	10.2	3/16/2018
10.16+	Offer Letter by and between Registrant and Ajay Singh, dated December 8, 2020.	10-K	001-37570	10.16	4/7/2022

Exhibit Number	Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.17+	Deferred Compensation Plan, effective January 1, 2023	10-K	001-37570	10.15	4/3/2023
10.18	Credit Agreement, dated as of June 10, 2025 by and among Registrant, the lenders party thereto, the swingline loan lender and issuing party thereto and PNC Bank, National Association, as administrative agent.	10-Q	001-37570	10.12	6/11/2026
19.1*	Everpure, Inc. Insider Trading Policy, amended February 23, 2026.	—	—	—	—
21.1*	Subsidiaries of the Registrant.	—	—	—	—
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm.	—	—	—	—
24.1*	Power of Attorney (see signature page to this report).	—	—	—	—
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	—	—	—	—
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	—	—	—	—
32.1**	Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	—	—	—	—
97.1	Incentive Compensation Recoupment Policy	10-K	001-37570	97.1	4/1/2024
101.INS	XBRL Instance Document	—	—	—	—
101.SCH	XBRL Taxonomy Extension Schema Document	—	—	—	—
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	—	—	—	—
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document	—	—	—	—
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	—	—	—	—
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	—	—	—	—
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101)	—	—	—	—

*   Filed herewith.

**   Furnished herewith.

\+   Indicates management contract or compensatory plan.

Item 16. Form 10-K Summary.

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2026

EVERPURE, INC.

By: /s/ Charles Giancarlo
          Charles Giancarlo
          Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitute and appoint Charles Giancarlo, Tarek Robbiati, John Colgrove and Nicole Armstrong, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Charles Giancarlo Charles Giancarlo	Chief Executive Officer, Chairman and Director *(Principal Executive Officer)*	March 24, 2026
/s/ Tarek Robbiati Tarek Robbiati	Chief Financial Officer *(Principal Financial Officer)*	March 24, 2026
/s/ Mona Chu Mona Chu	Vice President and Chief Accounting Officer *(Principal Accounting Officer)*	March 24, 2026
/s/ Scott Dietzen Scott Dietzen	Vice Chairman and Director	March 24, 2026
/s/ John Colgrove John Colgrove	Chief Visionary Officer and Director	March 24, 2026
/s/ Andrew Brown Andrew Brown	Director	March 24, 2026
/s/ John Murphy John Murphy	Director	March 24, 2026
/s/ Jeff Rothschild Jeff Rothschild	Director	March 24, 2026
/s/ Roxanne Taylor Roxanne Taylor	Director	March 24, 2026
/s/ Susan Taylor Susan Taylor	Director	March 24, 2026
/s/ Greg Tomb Greg Tomb	Director	March 24, 2026
/s/ Mallun Yen Mallun Yen	Director	March 24, 2026